                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-13755



                                 444,444 SHARES

                                      LOGO

                                  COMMON STOCK

     All of the to 444,444 shares of Common Stock of Ugly Duckling Corporation (the "Company") offered hereby are being sold by Sun America Life Insurance Company ("Sun America" or the "Selling Securityholder").

     The distribution of the shares of Common Stock offered hereby by the Selling Securityholder may be effected in one or more transactions that may take place on one or more exchanges, including the Nasdaq Stock Market, or in the over-the-counter market, and may include ordinary broker's transactions, privately-negotiated transactions and sales to one or more dealers for resale of such securities as principals. The shares of Common Stock may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholder.

     None of the proceeds from the sale of the 444,444 shares of Common Stock offered by the Selling Securityholder will be received by the Company. Substantially all of the expenses in connection with the registration of the Common Stock will be borne by the Company, except for any underwriter's, brokers' or dealers' commissions or discounts. See "Plan of Distribution."

     The Common Stock is quoted on the Nasdaq Stock Market's National Market under the symbol "UGLY". On October 28, 1996, the last reported price of the Common Stock was $15 3/4 per share.

  SEE "RISK FACTORS" AT PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK
                                OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY           REPRESENTATION TO
     THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                The date of this Prospectus is October 29, 1996.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Ugly Duckling Corporation (the "Company") operates one of the largest chains of "buy here-pay here" used car dealerships in the United States and underwrites, finances, and services retail installment contracts generated from the sale of used cars by its dealerships and by third party used car dealers located in selected markets throughout the country. As part of its financing activities, the Company has initiated a collateralized dealer financing program pursuant to which it intends to provide qualified independent used car dealers with operating credit lines secured by the dealers' retail installment contract portfolios. The Company targets its products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to persons who have limited credit histories, low incomes, or past credit problems ("Sub-Prime Borrowers").

     The rapidly growing used car sales and finance industry achieved record sales in 1995 of 30.5 million cars, representing approximately $290.0 billion in sales. During this same period, more than $185.0 billion in retail installment contracts were originated through the sale of used cars. Of these totals, approximately 11.0 million cars were sold to Sub-Prime Borrowers, generating approximately $50.0 billion in retail installment contracts.

     Consistent with the industry's growth, the Company has expanded significantly in recent periods. From 1994 to 1995, total revenues increased by 72.2% from $33.8 million to $58.2 million. Reflecting development of its infrastructure and expansion of its operations, the Company incurred losses of approximately $2.0 million and $4.0 million for these periods.

     For the six months ended June 30, 1996, the Company's revenues totaled $39.5 million, including $30.2 million on the sale of more than 4,000 used cars and $7.1 million in finance income. During this period, the Company achieved profitability with net earnings before preferred stock dividends of approximately $2.1 million, including $1.2 million from the sale of contract receivables under a newly instituted securitization program. Historically, the Company has experienced higher revenues in the first two quarters of the year than in the latter half of the year and the results of operations for this period may not necessarily be indicative of results to be expected for the rest of the year. See "Risk Factors -- No Assurance of Continued Profitability; Fluctuations in Operating Results," "Risk Factors -- Dependence on Securitizations," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

     The Company originated more than 3,800 contracts through its dealerships with an aggregate principal balance of $27.1 million and purchased more than 3,000 contracts from third party dealers with an aggregate principal balance of $17.2 million during the six months ended June 30, 1996. The principal balance of the Company's total contract portfolio serviced as of June 30, 1996 was $71.3 million, including $20.5 million in contracts serviced under the Company's securitization program. Substantially all of the contracts the Company services are with Sub-Prime Borrowers. As a result, the Company incurs substantial charge offs for which the Company establishes an Allowance for Credit Losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses."

     Company Dealership Operations. The Company sells used cars through eight wholly owned used car dealerships ("Company Dealerships") in Arizona and finances such sales through retail installment contracts that the Company services. The Company's targeted competition for its Company Dealerships are the numerous small independent used car dealerships that sell and finance sales of used cars to Sub-Prime Borrowers ("Buy Here-Pay Here" dealers). The Company estimates that there are over 63,000 independent used car dealers in the United States, a substantial portion of which are Buy Here-Pay Here dealers. The Company distinguishes its Company Dealership operations from those of typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, centralized purchasing, value-added marketing programs, and dedication to customer service. Most Company Dealerships maintain extensive inventories of 100 to 300 used cars and feature a wide selection of makes and models (with ages generally ranging from 5 to 10 years). The average sales price per car at Company Dealerships was $7,206 for the six months ended June 30, 1996. The Company has developed flexible underwriting guidelines and techniques, which combine established underwriting criteria with managerial discretion, to facilitate rapid credit decisions and utilizes networked computer systems to monitor and service large volumes of contracts. See "Business -- Company Dealership Operations."

     The Company believes it has achieved widespread brand name recognition through extensive television, radio, and billboard advertising featuring its widely recognized animated duck mascot and logo. The Company emphasizes its large network of Company Dealerships, its wide selection of quality used cars, and its ability to finance most Sub-Prime Borrowers. The Company has also established several innovative marketing programs that are designed to attract Sub-Prime Borrowers by assisting them in re-establishing their credit, offering rewards for timely payment on contracts, and promoting customer loyalty. See "Business -- Company Dealership Operations -- Advertising and Marketing."

     Recently, the growth of the used car sales and finance market has attracted significant attention from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., and Driver's Mart, which have entered or announced plans to enter the used car sales and finance business. The entrance into the used car market by these companies, each of which have substantially greater resources than the Company, could lead to greater competition and have a negative impact on the Company's gross margins. See "Business -- Competition."

     Third Party Dealer Operations. The Company also purchases and services contracts originated by third party used car dealers ("Third Party Dealers"). Through its acquisition of Champion Financial Services, Inc., in 1994, the Company entered the Third Party Dealer financing market in order to leverage the contract servicing expertise it had acquired through its Company Dealership activities. Since that time, the Company has significantly expanded its Third Party Dealer contract purchasing operations and, as of September 30, 1996, had opened twenty-two Third Party Dealer contract buying offices ("Branch Offices") in selected markets throughout the United States (six in Texas, five in Arizona, four in Indiana, two each in Colorado, Florida, and Nevada, and one in New Mexico) and entered into contract purchasing agreements with approximately 800 Third Party Dealers. The Company generally competes against independent automobile finance companies and, to a lesser extent, traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers. See "Business -- Third Party Dealer Operations" and "Business -- Competition."

     The Company is in the process of expanding its Third Party Dealer operations by implementing a collateralized dealer financing program (the "Cygnet Dealer Program"). The Company believes that providing operating credit lines to qualified Third Party Dealers will give such dealers a unique opportunity to obtain the debt financing necessary to expand their businesses while enabling the Company to earn additional finance income and diversify its earning asset base. The Company also believes that the relationships established with these dealers will provide it with a preferred position to acquire retail installment contracts from them. Such contract purchases would provide these dealers with an additional source of financing and enable the Company to further expand its contract portfolio. The Company anticipates that it will begin testing this program with one or more selected Third Party Dealers during the fourth quarter of 1996 and will begin full-scale marketing of the program during the first quarter of 1997. The Company has also established insurance operations directed to the sub-prime market. Its initial activities in this area have focused on force placing casualty insurance on its Third Party Dealer contracts. See "Business -- Third Party Dealer Operations -- Collateralized Dealer Financing" and "Business -- Third Party Dealer Operations -- Insurance Services."

     Growth Strategy. The Company's strategy has been to increase sales revenue and finance income by opening new Company Dealerships and Branch Offices in selected markets. Since its initial public offering in June 1996, the Company has opened one new Company Dealership in Arizona and has acquired the leasehold rights to an existing dealership in Las Vegas, Nevada. In addition, the Company has three other dealerships

(one in Phoenix, Arizona and two in Albuquerque, New Mexico) and a used car reconditioning facility (in Albuquerque, New Mexico) currently under development. Also since June 1996, the Company has opened nine Branch Offices in various states and it intends to open eight more Branch Offices during the fourth quarter of 1996. The Company intends to continue its aggressive growth strategy, developing or acquiring additional Company Dealerships and opening 15 or more additional Branch Offices through the end of 1997. The Company believes that it will expend an average of approximately $1.5 million to $1.7 million (excluding inventory) to develop each dealership and $50,000 to establish each new Branch Office, which the Company expects to finance through operating cash flows, supplemental borrowings, and the proceeds of an underwritten public offering of 4,000,000 shares of Common Stock being undertaken by the Company concurrently with this offering (the "Company Offering"). As an additional element of its growth strategy, the Company intends to augment its Third Party Dealer operations by expanding its insurance services and implementing its Cygnet Dealer Program. Although the Company believes its current management team, monitoring and collection operations, and corporate infrastructure are capable of supporting the planned expansion of its operations and services, the start-up costs and incremental overhead created by such expansion could adversely affect the Company's results of operations in the short-term. See "Business -- Business Strategy."

     Capital Resources. The Company finances its operations through a variety of funding sources, including a $50.0 million revolving credit facility (the "Revolving Facility") with General Electric Capital Corporation ("GE Capital"). The Company has also entered into a securitization program (the "Securitization Program") with SunAmerica Life Insurance Company ("SunAmerica") pursuant to which SunAmerica may purchase up to $175.0 million of the Company's asset-backed securities. Through June 30, 1996, the Company had securitized an aggregate of $24.2 million in contracts originated through Company Dealerships. Standard & Poor's has given the $18.6 million in securities issued to SunAmerica in connection with this securitization a "BBB" rating, which the Company believes is the first "investment grade" rating given to certificates collateralized by used car installment contracts originated at Buy Here-Pay Here dealerships without any external credit enhancement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Standard & Poor's rating is unrelated to an investment in the securities being offered pursuant to this Prospectus.

                                  THE OFFERING

Common Stock offered...............    444,444 shares.
Common stock to be outstanding
  immediately after the
  offering(1)......................    12,691,264 shares.
Use of Proceeds....................    None of the proceeds from the sale of the 444,444
                                       shares of Common Stock offered by the Selling
                                       Securityholder will be received by the Company. See
                                       "Use of Proceeds."
Nasdaq Symbol......................    "UGLY"

---------------
(1) Includes 4,000,000 shares of Common Stock offered pursuant to the Company Offering. Excludes 600,000 shares of Common Stock that may be sold by the Company upon exercise of an over-allotment option granted to the underwriters of the Company Offering. Also excludes: (i) 631,438 shares of Common Stock issuable upon exercise of stock options outstanding at September 30, 1996 under the Company's Long-Term Incentive Plan with a weighted average exercise price of $3.55 per share; and (ii) 286,000 shares of Common Stock issuable upon exercise of warrants issued in connection with the Company's initial public offering with a weighted average exercise price of $8.36 per share. See "Management -- Long-Term Incentive Plan" and "Description of Capital Stock." Except as otherwise specified, all information in this Prospectus assumes no exercise of the over-allotment option granted to the underwriters of the Company Offering.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                    PRO FORMA, AS ADJUSTED(1)
                                                                                ----------------------------------
                                                             SIX MONTHS          YEAR ENDED        SIX MONTHS
                             YEARS ENDED DECEMBER 31,      ENDED JUNE 30,       DECEMBER 31,     ENDED JUNE 30,
                            ---------------------------   -----------------     ------------   -------------------
                             1993      1994      1995      1995      1996           1995         1995       1996
                            -------   -------   -------   -------   -------     ------------   --------   --------
STATEMENT OF OPERATIONS
  DATA:
Total Revenues............. $16,477   $33,773   $58,203   $26,520   $39,477       $ 48,747     $ 22,908   $ 39,477
  Dealership Sales of Used
    Cars...................  13,969    27,768    47,824    22,448    30,177         38,368       18,836     30,177
  Income on Dealership
    Finance Receivables....   1,629     4,739     8,227     3,475     4,591          8,227        3,475      4,591
  Gain on Sale of Finance
    Receivables............      --        --        --        --     1,178             --           --      1,178
  Servicing Income.........      --        --        --        --       248             --           --        248
  Income on Residual in
    Finance Receivables
    Sold...................      --        --        --        --       579             --           --        579
  Income on Third Party
    Finance Receivables....      --       710     1,844       438     2,521          1,844          438      2,521
  Franchise Fees and Other
    Income.................     879       556       308       159       183            308          159        183
Cost of Used Cars Sold.....   6,089    12,577    27,964    11,888    16,858         20,685        9,419     16,858
Provision for Credit
  Losses...................   3,292     8,140     8,359     4,404     5,172          7,839        4,018      5,172
Net Revenues from
  Dealership Activities....   6,217    11,790    19,728     9,631    14,495         18,071        8,874     14,495
Income before Operating
  Expenses.................   7,096    13,056    21,880    10,228    17,447         20,223        9,471     17,447
Total Operating Expenses...   5,411    12,150    19,600     8,560    11,990         16,468        7,201     11,029
Operating Income...........   1,685       906     2,280     1,668     5,457          3,755        2,270      6,418
Total Interest Expense.....     893     3,037     5,956     2,360     3,289          1,584          689      1,024
Net Earnings (Loss)(2).....     698    (1,967)   (3,972)     (748)    2,148          2,096        1,525      5,374
Earnings (Loss) Available
  for Common Shares(2).....     698    (1,967)   (3,972)     (748)    1,582          2,096        1,525      5,374
Earnings (Loss) per Common
  Share(2)................. $  0.14   $ (0.35)  $ (0.67)  $ (0.13)  $  0.26       $   0.17     $   0.12   $   0.42
Weighted Average Common
  Shares Outstanding during
  Period(3)................   5,011     5,584     5,892     5,892     6,136         12,537       12,537     12,781

                                                                                    PRO FORMA, AS ADJUSTED(1)
                                                                                ----------------------------------
                                   DECEMBER 31,               JUNE 30,          DECEMBER 31,        JUNE 30,
                            ---------------------------   -----------------     ------------   -------------------
                             1993      1994      1995      1995      1996           1995         1995       1996
                            -------   -------   -------   -------   -------     ------------   --------   --------
BALANCE SHEET DATA:
Cash and Cash
  Equivalents.............. $    79   $   168   $ 1,419   $   315   $   263       $ 30,358     $ 40,163   $ 25,997
Finance Receivables, Net...   7,089    15,858    40,726    27,129    43,612         40,726       27,129     43,612
Total Assets...............  11,936    29,711    60,790    44,701    70,142         97,064       91,999    103,325
Subordinated Notes
  Payable..................   8,941    18,291    14,553    20,000    14,000         14,553       10,000     14,000
Total Debt.................   9,380    28,617    50,737    42,425    37,292         22,986       18,583     24,180
Preferred Stock............      --        --    10,000        --    10,000             --           --         --
Common Stock...............       1        77       127       127    18,122         74,152       71,267     74,417
Total Stockholders' Equity
  (Deficit)(4).............     697    (1,194)    4,884    (1,892)   24,461       $ 68,910     $ 69,248   $ 70,756
Principal Balances
  Outstanding:
Dealership Portfolio.......   9,588    19,881    34,226    28,896    25,307
Third Party Dealer
  Portfolio................      --     1,620    13,805     5,848    25,476
Portfolio Securitized with
  Servicing Retained....... $    --   $    --   $    --   $    --   $20,470

                                                   (footnotes on following page)

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                    PRO FORMA, AS ADJUSTED(1)
                                                                                ----------------------------------
                                                             SIX MONTHS          YEAR ENDED        SIX MONTHS
                             YEARS ENDED DECEMBER 31,      ENDED JUNE 30,       DECEMBER 31,     ENDED JUNE 30,
                            ---------------------------   -----------------     ------------   -------------------
                             1993      1994      1995      1995      1996           1995         1995       1996
                            -------   -------   -------   -------   -------     ------------   --------   --------
DEALERSHIP OPERATING DATA
  (UNAUDITED):
Number of Used Cars Sold...   3,359     5,270     7,383     3,611     4,188          6,326        3,170      4,188
Company Dealerships........       5         8         8         8         7              7            7          7
Units Sold per
  Dealership...............     672       659       923       451       598            904          453        598
Number of Contracts
  Outstanding..............   2,929     5,515     8,049     7,393     4,253
Allowance as % of
  Outstanding Principal....    30.0%     30.4%     21.9%     27.3%     23.6%
Average Principal Balances
  Outstanding.............. $ 3,273   $ 3,605   $ 4,252   $ 3,909   $ 5,950
Delinquencies:
Principal Balances 31 to 60
  Days.....................    10.5%      5.1%      4.2%      4.2%      2.8%
Principal Balances over 60
  Days.....................    15.0%      1.3%      1.1%      2.3%      1.0%
Average Yield on
  Contracts................    26.4%     28.2%     28.0%     28.9%     28.9%
THIRD PARTY OPERATING DATA
  (UNAUDITED):
Number of Contracts
  Purchased................      --     1,423     3,012     1,244     3,112
Number of Branch Offices...      --         1         8         5        13
Number of Third Party
  Dealers..................      --        20       118        27       510
Number of Contracts
  Outstanding..............      --       726     2,733     1,539     5,028
Allowance as % of
  Outstanding Principal....      --       9.8%      7.2%     11.1%      8.1%
Average Principal Balance
  Outstanding.............. $    --   $ 2,232   $ 5,051   $ 3,800   $ 5,067
Delinquencies:
Principal Balances 31 to 60
  Days.....................      --       6.0%      1.2%      1.3%      1.4%
Principal Balances over 60
  Days.....................      --       2.6%      0.4%      0.2%      0.2%
Average Yield on
  Contracts................      --      30.9%     26.7%     30.5%     26.5%

---------------
(1) Pro forma, as adjusted, financial information gives effect to: (i) certain recapitalization transactions which took effect as of June 21, 1996; (ii) the sale of the Company's Gilbert, Arizona dealership (the "Gilbert Dealership"); (iii) the sale of 2,645,000 shares of Common Stock at $6.75 per share pursuant to the Company's initial public offering and the application of the net proceeds therefrom (approximately $14.9 million) to repay amounts outstanding under the Revolving Facility; and (iv) the sale of the 4,000,000 shares of Common Stock pursuant to the Company Offering at $15.00 per share and the initial application of the net proceeds therefrom to redeem the Company's outstanding 10.0% cumulative Preferred Stock and to repay amounts outstanding under the Revolving Facility in each case as if such transaction had occurred as of December 31, 1994. See "Recapitalization and Related Transactions," "Use of Proceeds," and Notes (1) and (2) to "Selected Consolidated Financial Data."

(2) Net Earnings has not been reduced by a provision for income taxes due to the Company's utilization of certain income tax benefits. See Note 14 to the Consolidated Financial Statements.

(3) See Notes to the Consolidated Financial Statements for a determination of the weighted average common shares outstanding.

(4) The Accumulated Deficit component of Total Stockholders' Equity does not give any effect to the pro forma adjustments.

                                  RISK FACTORS

     Investment in the Common Stock offered hereby involves certain risks. In addition to the other information included elsewhere in this Prospectus, prospective investors should give careful consideration to the following factors before purchasing shares of the Common Stock offered hereby.

NO ASSURANCE OF CONTINUED PROFITABILITY; FLUCTUATIONS IN OPERATING RESULTS

     The Company began operations in 1992 and incurred significant losses in 1994 and 1995. For the six months ended June 30, 1996, however, the Company achieved profitability with net earnings of approximately $2.1 million (including $1.2 million from the sale of contract receivables pursuant to the Securitization Program) on total revenues of $39.5 million. There can be no assurance that the Company will remain profitable. Historically, the Company has experienced higher car sales revenues in the first two quarters of the year than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting in part from the fact that many of its customers receive income tax refunds during the first part of the year, which are a primary source of down payments on used car purchases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SECURITIZATIONS

     In recent periods, a significant portion of the Company's net earnings have been attributable to gains on sales of contract receivables under its Securitization Program, which program the Company expects to continue for the foreseeable future. Consequently, the Company's net income may fluctuate from quarter to quarter as a result of the timing and size of its securitizations. The Company's ability to successfully complete securitizations in the future may be affected by several factors, including the condition of securities markets generally, conditions in the asset-backed securities markets specifically, and the credit quality of the Company's servicing portfolio. The amount of any gain on sale is based upon certain estimates, which may not subsequently be realized. To the extent that actual cash flows on a securitization are materially below estimates, the Company would be required to revalue the residual portion of the securitization which it retains, and record a charge to earnings based upon the reduction. In addition, the Company records ongoing income based upon the cash flows on its residual portion. The income recorded on the residual portion will vary from quarter to quarter based upon cash flows received in a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POOR CREDITWORTHINESS OF BORROWERS; HIGH RISK OF CREDIT LOSSES

     Substantially all of the contracts that the Company services are with Sub-Prime Borrowers. Due to their poor credit histories, Sub-Prime Borrowers are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers. The Company typically charges a fixed interest rate of 29.9% on contracts originated at Company Dealerships while rates range from 17.6% to 29.9% on the Third Party Dealer contracts it purchases. In addition, the Company has established an Allowance for Credit Losses, which approximated 17.7% and 15.8% of contract principal balances for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, to cover anticipated credit losses on the contracts currently in its portfolio. At December 31, 1995 and June 30, 1996, the principal balance of delinquent contracts as a percentage of total outstanding contract principal balances was 4.2% and 2.8%, respectively. The Company's net charge offs as a percentage of average principal outstanding for the year ended December 31, 1995 and the six months ended June 30, 1996 were 21.7% and 8.9%, respectively. The Company believes its Allowance for Credit Losses is adequate to absorb anticipated credit losses. However, no assurance can be given that the Company has adequately provided for, or will adequately provide for, such credit risks or that credit losses in excess of its Allowance for Credit Losses will not occur in the future. A significant variation in the timing of or increase in credit losses on the Company's portfolio would have a material adverse effect on the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses" and "Business -- Monitoring and Collections."

RISKS ASSOCIATED WITH GROWTH STRATEGY AND NEW PRODUCT OFFERINGS

     The Company's business strategy calls for aggressive growth in its sales and financing activities through the development and acquisition of new Company Dealerships and Branch Offices and the expansion of its existing operations to include additional financing and insurance services. The Company's ability to remain profitable as it pursues this business strategy will depend upon its ability to: (i) expand its revenue generating operations while not proportionately increasing its administrative overhead; (ii) originate and purchase contracts with an acceptable level of credit risk; (iii) effectively collect payments due on the contracts in its portfolio; (iv) locate sufficient financing, with acceptable terms, to fund the expansion of used car sales and the origination and purchase of additional contracts; and (v) adapt to the increasingly competitive market in which it operates. Outside factors, such as the economic, regulatory, and judicial environments in which it operates, will also have an effect on the Company's business. The Company's inability to achieve or maintain any or all of these goals could have a material adverse effect on the Company's operations, profitability, and growth. See
"Business -- Business Strategy."

     The Company has initiated its Cygnet Dealer Program, pursuant to which the Company intends to provide qualified Third Party Dealers with operating lines of credit secured by such dealers' retail installment contract portfolios. While the Company will require Third Party Dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, the Company will, nevertheless, be extending credit to dealers who are not otherwise able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Consequently, as with its other financing activities, the Company will be subject to a high risk of credit losses that could have a material adverse effect on the Company's financial condition and results of operations and on the Company's ability to meet its own financing obligations. Further, there can be no assurance that the Company will be able to obtain the financing necessary to fully implement the Cygnet Dealer Program. In addition, there can be no assurance that the Company will be successful in its efforts to expand its insurance services. See "Business -- Third Party Dealer Operations -- Collateralized Dealer Financing" and "Business -- Third Party Dealer
Operations -- Insurance Services."

HIGHLY COMPETITIVE INDUSTRY

     Although the used car sales industry has historically been highly fragmented, it has attracted significant attention recently from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., and Driver's Mart, which have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company. Among other things, increased competition could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

     Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to Sub-Prime Borrowers is a highly fragmented and very competitive market. In recent years, several consumer finance companies have completed public offerings in order to raise the capital necessary to fund expansion and support increased purchases of contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices that the Company believes are not commensurate with the associated risk. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than the Company. Increased competition may cause downward pressure on the interest rates the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases from Third Party Dealers, which could have a material adverse effect on the Company's profitability. See "Business -- Competition."

     The Company believes that recent demographic, economic, and industry trends favor growth in the used car sales and Sub-Prime Borrower financing markets. To the extent such trends do not continue, however, the Company's profitability may be materially and adversely affected. See "Business -- Overview of Used Car Sales and Finance Industry."

GENERAL ECONOMIC CONDITIONS

     The Company's business is directly related to sales of used cars, which are affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to decreased sales of used cars and increased delinquencies, repossessions, and credit losses that could hinder the Company's business. Because of the Company's focus on the sub-prime segment of the automobile financing industry, its actual rate of delinquencies, repossessions, and credit losses could be higher under adverse conditions than those experienced in the used car sales and finance industry in general. See "Business -- Company Dealership Operations" and "Business -- Third Party Dealer Operations."

NEED TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTY DEALERS

     The Company enters into nonexclusive agreements with Third Party Dealers, which may be terminated by either party at any time, pursuant to which the Company purchases contracts originated by such dealers that meet the Company's established terms and conditions. Pursuant to the Cygnet Dealer Program, the Company will also enter into financing agreements with qualified Third Party Dealers. The Company's Third Party Dealer financing activities depend in large part upon its ability to establish and maintain relationships with such dealers. While the Company believes that it has been successful in developing and maintaining relationships with Third Party Dealers in the markets that it currently serves, there can be no assurance that the Company will be successful in maintaining or increasing its existing Third Party Dealer base, that such dealers will continue to generate a volume of contracts comparable to the volume of contracts historically generated by such dealers, or that any such dealers will become involved in the Cygnet Dealer Program. See "Business -- Third Party Dealer Operations."

GEOGRAPHIC CONCENTRATION

     Company Dealership operations are currently concentrated in Arizona. In addition, as of September 30, 1996, five of the Company's twenty-two Branch Offices were located in Arizona. Of the $71.3 million in total contracts serviced by the Company at June 30, 1996, approximately $62.1 million were originated in Arizona. Because of this concentration, the Company's business may be adversely affected in the event of a downturn in the general economic conditions existing in Arizona and the southwestern United States. See
"Business -- Company Dealership Operations" and "Business -- Third Party Dealer Operations."

DEPENDENCE ON EXTERNAL FINANCING

     The Company has borrowed, and will continue to borrow, substantial amounts to fund its operations from financing companies and other lenders, some of which are affiliated with the Company. Currently, the Company receives financing pursuant to the Revolving Facility with GE Capital, which has a maximum commitment of $50.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 90.0% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew it for one additional year. The Revolving Facility is secured by substantially all of the Company's assets. In addition, the Revolving Facility contains various covenants that limit, among other things, the Company's ability to engage in mergers and acquisitions, incur additional indebtedness, and pay dividends or make other distributions, and also requires the Company to meet certain financial tests. As of June 30, 1996, the Company's borrowing capacity under the Revolving Facility was approximately $38.0 million, the aggregate principal amount outstanding under the Revolving Facility was $20.6 million, and the amount available to be borrowed was $17.4 million. Although the Company believes it is currently in compliance with the terms and conditions of the Revolving Facility, there can be no assurance that the Company will be able to continue to satisfy such terms and conditions or that the Revolving Facility will be extended beyond its current expiration date. In addition, the Company and SunAmerica have entered into the Securitization Program pursuant to which SunAmerica may purchase up to $175.0 million of the Company's asset-backed securities. The Securitization Program is subject to numerous terms and conditions, including the Company's ability to achieve investment-grade ratings on its asset-backed securities. As of June 30, 1996, the Company had securitized an aggregate of $24.2 million in contracts originated through Company Dealerships, issuing $18.6 million in securities to SunAmerica. There can be no assurance, however, that any further securitizations will be completed or that the Company will be able to secure additional financing, including the financing necessary to fully implement the Cygnet Dealer Program, when and as needed in the future, or on terms acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SENSITIVITY TO INTEREST RATES

     A substantial portion of the Company's financing income results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns under the contracts in its portfolio. While the contracts the Company services bear interest at a fixed rate, the indebtedness that the Company incurs under its Revolving Facility bears interest at a floating rate. In the event the Company's interest expense increases, it would seek to compensate for such increases by raising the interest rates on its Company Dealership contracts, increasing the acquisition discount at which it purchases Third Party Dealer contracts, or raising the retail sales prices of its used cars. To the extent the Company were unable to do so, the Company's net interest margins would decrease, thereby adversely affecting the Company's profitability.

IMPACT OF USURY LAWS

     The Company typically charges a fixed interest rate of 29.9% on the contracts originated at Company Dealerships, while rates range from 17.6% to 29.9% on the Third Party Dealer contracts it purchases. Currently, all of the Company's used car sales activities are conducted in, and a majority of the contracts the Company services are originated in, Arizona, which does not impose limits on the interest rate that a lender may charge. The Company has expanded, and will continue to expand, its operations into states that impose usury limits. The Company attempts to mitigate these rate restrictions by purchasing contracts originated in these states at a higher discount. The Company's inability to achieve adequate discounts in states imposing usury limits would adversely affect the Company's planned expansion and its results of operations. There can be no assurance that Arizona will not adopt a usury statute or that Arizona or other jurisdictions in which the Company operates will not adopt additional laws, rules, and regulations that could adversely affect the Company's business. See "Business -- Regulation, Supervision, and Licensing."

DEPENDENCE UPON KEY PERSONNEL

     The Company's future success will depend upon the continued services of the Company's senior management as well as the Company's ability to attract additional members to its management team with experience in the used car sales and financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company has entered into employment agreements (which include non-competition provisions) with certain of its officers. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDER

     Upon the completion of the Company Offering, Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, will hold 36.6% of the outstanding Common Stock. As a result, Mr. Garcia will have a significant influence upon the activities of the Company, as well as on all matters requiring approval of the stockholders, including electing or removing members of the Company's Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and changing the Company's dividend policy. See "Management" and "Principal Stockholders."

POTENTIAL ANTI-TAKEOVER EFFECT OF PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the Company to issue "blank check" Preferred Stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by the Board of Directors. Accordingly, the Board of Directors has the authority, without stockholder approval, to issue Preferred Stock with dividend, conversion, redemption, liquidation, sinking fund, voting, and other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The Preferred Stock could be utilized, under certain circumstances, to discourage, delay, or prevent a merger, tender offer, or change in control of the Company that a stockholder might consider to be in its best interests. Although the Company has no present intention of issuing any additional shares of its authorized Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital
Stock -- Preferred Stock."

REGULATION, SUPERVISION, AND LICENSING

     The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws. See "Business -- Regulation, Supervision, and Licensing."

     The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.

SHARES ELIGIBLE FOR FUTURE SALE

     Approximately 5,601,820 shares of Common Stock outstanding as of the date of this Prospectus (excluding the shares offered hereby) are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, if two years have elapsed since the later of the date of acquisition of restricted shares from an issuer or an affiliate of an issuer, the acquiror or subsequent holder is entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of the same class or the average weekly trading volume during the four calendar weeks preceding the filing of the required notice of sale. (A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock as described above for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.) Of the 5,601,820 "restricted securities" outstanding, substantially all of these shares have been held for the two-year holding period required under Rule 144. However, the Company and its officers and directors have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the effective date of this offering (180 days in the case of the Company's Chief Executive Officer and principal stockholder, Mr. Ernest C. Garcia, II) without the written consent of the Representatives. Concurrent with the Company Offering, the Company registered for resale the 444,444 shares of Common Stock offered by the Selling Securityholder, which will be eligible for sale in the open market on December 14, 1996. No predictions can be made with respect to the effect, if any, that sales of Common Stock in the market or the availability of shares of Common Stock for sale under Rule 144 will have on the market price of Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in the used car sales and finance industry, changes in conditions affecting the economy generally, analyst reports, or general trends in the industry.

PRIOR LEGAL ACTIONS INVOLVING CHIEF EXECUTIVE OFFICER

     In October 1990, Mr. Garcia pled guilty to one felony count of bank fraud brought by the United States, on behalf of the Resolution Trust Corporation ("RTC"), for his participation in a real estate transaction involving Lincoln Savings and Loan Association, a federally insured savings and loan institution that later went into receivership. In connection with this matter, Mr. Garcia also settled civil lawsuits filed against him by the RTC and the Securities and Exchange Commission (the "Commission"), and consented to an administrative order imposed by the Commission. In addition, a real estate investment company owned by Mr. Garcia, as well as several limited partnerships organized by that company, filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in 1990 and 1991. Mr. Garcia and his wife filed a petition for discharge under Chapter 7 of the United States Bankruptcy Code in June 1990. Mr. Garcia's company and the related partnerships were successfully reorganized in the period from 1990 to 1993 and Mr. Garcia was fully discharged in 1991. See "Management -- Involvement in Certain Legal Proceedings."

FORWARD LOOKING STATEMENTS

     This Prospectus contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Such forward looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Prospectus, including those contained in this section entitled "Risk Factors," in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the Notes to the Company's Consolidated Financial Statements, describe factors, among others, that could contribute to or cause such differences.

                                  THE COMPANY

     The Company operates one of the largest chains of Buy Here-Pay Here used car dealerships in the United States and underwrites, finances, and services retail installment contracts generated from the sale of used cars by its Company Dealerships and Third Party Dealers located in selected markets throughout the country. As part of its financing activities, the Company has initiated the Cygnet Dealer Program pursuant to which it intends to provide qualified Third Party Dealers with operating credit lines secured by the dealers' retail installment contract portfolios. The Company began its used car sales and financing operations in 1992 and has pursued an aggressive growth strategy since that time. As of September 30, 1996, the Company had developed or acquired eight Company Dealerships in Arizona and had opened twenty-two Branch Offices located in seven states.

     In 1990, Duck Ventures, Inc., currently a subsidiary of the Company, acquired the assets of the Ugly Duckling Rent-A-Car, Inc. franchise system. The Company currently administers 45 Ugly Duckling Rent-A-Car franchises throughout the United States. The Company has suspended efforts to solicit new franchisees or otherwise expand the Ugly Duckling Rent-A-Car business and it does not expect to reinitiate such activities in the foreseeable future.

     The Company operates through numerous direct and indirect wholly owned subsidiaries, including: Duck Ventures, Inc., which provides all administrative services to the Company, such as corporate finance and accounting, personnel administration, data processing, communication systems maintenance, and software development; Ugly Duckling Car Sales, Inc., which operates the Company Dealerships; Champion Acceptance Corp., which services contracts originated by Company Dealerships and contracts purchased from Third Party Dealers; Champion Financial Services, Inc., which purchases contracts originated by Third Party Dealers; UDRAC, Inc., which provides administrative services to Ugly Ducking Rent-A-Car franchisees; Champion Receivables Corp., which is the Company's special purpose corporation for purposes of the Securitization Program; Cygnet Finance, Inc., which operates the Cygnet Dealer Program; Drake Insurance Services, Inc., which serves as a holding company for Drake Insurance Agency, Inc., an Arizona licensed insurance agency, and Drake Property & Casualty Insurance Company and Drake Life Insurance Company, which are Turks and Caicos Islands-chartered and licensed reinsurance companies; and several other inactive subsidiaries.

     The Company was formed in Arizona in 1992 for the purpose of purchasing Duck Ventures, Inc. and other subsidiaries and was reincorporated in Delaware in 1996. Except as otherwise specified, all references in this Prospectus to the "Company" refer to Ugly Duckling Corporation and its subsidiaries. The Company's principal executive offices are located at and its mailing address is 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016. The telephone number of the Company is 1-800-THE-DUCK.

                                USE OF PROCEEDS

     None of the proceeds from the sale of the 444,444 shares of Common Stock offered by the Selling Securityholder will be received by the Company.

                          PRICE RANGE OF COMMON STOCK

     Since the Company's initial public offering of Common Stock at $6.75 per share, the Company's Common Stock has been traded on the Nasdaq National Market under the symbol "UGLY." The following table sets forth the high and low closing sale prices of the Common Stock, as reported by the Nasdaq National Market, for the periods indicated:

                                                                               MARKET PRICE
                                                                               ------------
                              FISCAL YEAR 1996                                 HIGH      LOW
-----------------------------------------------------------------------------  ----      ---
Second Quarter (from June 18, 1996)..........................................  $10       $ 8 1/2
Third Quarter................................................................  $15 1/2   $ 8 1/8
Fourth Quarter (through October 28, 1996)....................................  $17 3/8    13

     On October 28, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $15 3/4 per share. As of July 31, 1996, there were approximately 1,200 beneficial holders of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on the Common Stock and does not anticipate doing so in the foreseeable future. It is the current policy of the Company's Board of Directors to retain any earnings to finance the operations and expansion of the Company's business. In addition, the terms of the Revolving Facility prevent the Company from declaring or paying dividends in excess of 10.0% of each year's net earnings available for distribution. The Company is also subject to certain prohibitions against the payment of cash dividends to holders of Common Stock pursuant to the terms of its outstanding 10.0% cumulative Preferred Stock (which will be redeemed from the proceeds of the Company Offering). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Revolving Facility" and "Description of Capital Stock -- Preferred Stock."

                   RECAPITALIZATION AND RELATED TRANSACTIONS

     Effective June 21, 1996, the Company entered into an agreement (the "Modification Agreement") with Verde Investments, an affiliate of the Company whose sole stockholder, Ernest C. Garcia, II, is also the Chairman, Chief Executive Officer, and principal stockholder of the Company, pursuant to which Verde Investments agreed to sell to the Company at any time prior to June 21, 1997, subject to financing, nine properties owned by Verde Investments and leased to the Company at the lower of $7.45 million or the appraised value (as determined by an independent third party), and to lower the rental rates on such properties to an aggregate of $745,000 per year subject to cost of living adjustments if the sale does not take place. The Company believes the reduced rental rates approximate the financing costs to be incurred in connection with the purchase of such properties. In addition, Verde Investments assigned to the Company its leasehold interests in two properties it sub-leased to the Company. These transactions (the reduction in rental rates and/or the purchase of property) would have resulted in savings to the Company of approximately $730,000 for 1995 and $626,000 for the six months ended June 30, 1996. Also pursuant to the Modification Agreement, Verde Investments lowered the interest rate on the $14.0 million of subordinated debt payable to Verde Investments from 18.0% to 10.0% per annum and lowered from 12.0% to 10.0% the dividend rate on the $10.0 million of Preferred Stock held by Verde Investments (which will be redeemed from the proceeds of the Company Offering). See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources," "Certain Relationships and Related Transactions," and "Description of Capital Stock -- Preferred Stock." Also effective June 21, 1996, SunAmerica, a significant funding source for the Company, converted $3.0 million of subordinated indebtedness into Common Stock of the Company. As a result of the foregoing transactions (the "Recapitalization Transactions"), the Company expects to achieve savings of over $2.6 million annually through 1997.

                                 CAPITALIZATION

     The following table sets forth: (i) the actual capitalization of the Company as of June 30, 1996; (ii) the pro forma capitalization of the Company, which assumes the consummation of the Recapitalization Transactions and the sale of 2,645,000 shares of Common Stock at $6.75 per share pursuant to the Company's initial public offering and the application of the net proceeds therefrom (approximately $14.9 million) to repay amounts outstanding under the Revolving Facility, in each case as of December 31, 1994; and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the 4,000,000 shares of Common Stock offered pursuant to the Company Offering (exclusive of the over-allotment option) at $15.00 per share and the initial application of the estimated net proceeds therefrom to redeem the Company's outstanding 10% cumulative Preferred Stock and to repay amounts outstanding under the Revolving Facility, also as of December 31, 1994. The table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                                         JUNE 30, 1996
                                                             -------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                             -------     ---------     -----------
                                                             (IN THOUSANDS)
Debt:
  Obligations under Capital Leases.........................  $   904      $   904        $   904
  Revolving Facility.......................................   20,562       20,562             --
  Notes Payable, Other.....................................    1,826        1,826          1,826
  Debt on real property to be acquired from Verde
     Investments...........................................       --        7,450          7,450
  Subordinated Notes Payable...............................   14,000       14,000         14,000
                                                             -------      -------         ------
          Total Debt.......................................   37,292       44,742         24,180
                                                             -------      -------         ------
Stockholders' Equity:
  Preferred Stock(1).......................................   10,000       10,000             --
  Common Stock(1)..........................................   18,122       18,122         74,417
  Accumulated Deficit(2)...................................   (3,661)      (3,661)        (3,661)
                                                             -------      -------         ------
          Total Stockholders' Equity(3)....................   24,461       24,461         70,756
                                                             -------      -------         ------
               Total Capitalization........................  $61,753      $69,203        $94,936
                                                             =======      =======         ======

---------------
(1) The Company has 1,000,000 shares of Preferred Stock and 8,691,264 shares of Common Stock issued and outstanding, actual, and no shares of Preferred Stock and 12,691,264 shares of Common Stock issued and outstanding, pro forma as adjusted.

(2) The Accumulated Deficit component of Total Stockholders' Equity does not give effect to the pro forma adjustments. See "Selected Consolidated Financial Data."

(3) Includes 4,000,000 shares of Common Stock offered pursuant to the Company Offering. Excludes up to 600,000 shares of Common Stock that may be sold by the Company upon the exercise of the Underwriters' over-allotment option granted to the underwriters of the Company Offering. Also excludes: (i) 631,438 shares of Common Stock issuable upon exercise of stock options outstanding at September 30, 1996, under the Company's Long-Term Incentive Plan with a weighted average exercise price of $3.55 per share; and (ii) 286,000 shares of Common Stock issuable upon exercise of warrants issued in connection with the Company's initial public offering of Common Stock with a weighted average exercise price of $8.36 per share. See
    "Management -- Long-Term Incentive Plan" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

    The following table sets forth selected historical consolidated financial data of the Company for each of the years in the five-year period ended December 31, 1995, and for the six month periods ended June 30, 1995 and 1996. The selected annual historical consolidated financial data for 1993, 1994, and 1995 are derived from the Company's Consolidated Financial Statements audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected annual historical consolidated financial data for 1992 are derived from the Company's Consolidated Financial Statements audited by Toback & Co., independent certified public accountants. Information for the six months ended June 30, 1995 and 1996 and for the year ended December 31, 1991, is derived from unaudited interim consolidated financial statements which reflect, in the opinion of the Company, all adjustments, which include only normal recurring adjustments, necessary for fair presentation of the financial data for such periods. For additional information, see the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 PRO FORMA(1)
                                                                                                             ---------------------
                                                                                                                             SIX
                                                                                                                           MONTHS
                                                                                                                            ENDED
                                                                                         SIX MONTHS ENDED    YEAR ENDED     JUNE
                                                   YEARS ENDED DECEMBER 31,                  JUNE 30,        DECEMBER 31,    30,
                                         ---------------------------------------------   -----------------    ----------   -------
     STATEMENT OF OPERATIONS DATA:        1991     1992     1993      1994      1995      1995      1996         1995       1995
                                         ------   ------   -------   -------   -------   -------   -------   ------------  -------
Dealership Revenues:
Sales of Used Cars...................... $   --   $2,136   $13,969   $27,768   $47,824   $22,448   $30,177     $ 38,368    $18,836
Income on Finance Receivables...........     --      148     1,629     4,739     8,227     3,475     4,591        8,227      3,475
Gain on Sale of Finance Receivables.....     --       --        --        --        --        --     1,178           --
Income on Residual in Finance
 Receivables Sold.......................     --       --        --        --        --        --       579           --
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
                                             --    2,284    15,598    32,507    56,051    25,923    36,525       46,595     22,311
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Cost of Dealership Revenues:
Cost of Used Cars Sold..................     --    1,010     6,089    12,577    27,964    11,888    16,858       20,685      9,419
Provision for Credit Losses.............     --      826     3,292     8,140     8,359     4,404     5,172        7,839      4,018
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
                                             --    1,836     9,381    20,717    36,323    16,292    22,030       28,524     13,437
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Net Revenues from Dealership Activity...     --      448     6,217    11,790    19,728     9,631    14,495       18,071      8,874
Other Income:
Servicing Income........................     --       --        --        --        --        --       248           --         --
Income on Third Party Finance
 Receivables............................     --       --        --       710     1,844       438     2,521        1,844        438
Franchise Fees and Other Income.........    819      982       879       556       308       159       183          308        159
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
                                            819      982       879     1,266     2,152       597     2,952        2,152        597
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Income before Operating Expenses........    819    1,430     7,096    13,056    21,880    10,228    17,447       20,223      9,471
Operating Expenses:
Selling and Marketing...................    302      656     1,293     2,402     3,856     1,725     2,263        3,229      1,507
General and Administrative..............    905      876     3,561     8,971    14,430     6,289     9,026       11,974      5,170
Depreciation and Amortization...........    326      429       557       777     1,314       546       701        1,265        524
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
                                          1,533    1,961     5,411    12,150    19,600     8,560    11,990       16,468      7,201
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Operating Income (Loss).................   (714)    (531)    1,685       906     2,280     1,668     5,457        3,755      2,270

                                                            AS ADJUSTED(2)
                                                    -------------------------------
                                                     YEAR ENDED   SIX MONTHS ENDED
                                                    DECEMBER 31,      JUNE 30,
                                                     ----------   -----------------
     STATEMENT OF OPERATIONS DATA:         1996         1995       1995      1996
                                          -------   ------------  -------   -------
Dealership Revenues:
Sales of Used Cars......................  $30,177     $ 38,368    $18,836   $30,177
Income on Finance Receivables...........    4,591        8,227      3,475     4,591
Gain on Sale of Finance Receivables.....    1,178           --                1,178
Income on Residual in Finance
 Receivables Sold.......................      579           --                  579
                                          -------      -------    -------   -------
                                           36,525       46,595     22,311    36,525
                                          -------      -------    -------   -------
Cost of Dealership Revenues:
Cost of Used Cars Sold..................   16,858       20,685      9,419    16,858
Provision for Credit Losses.............    5,172        7,839      4,018     5,172
                                          -------      -------    -------   -------
                                           22,030       28,524     13,437    22,030
                                          -------      -------    -------   -------
Net Revenues from Dealership Activity...   14,495       18,071      8,874    14,495
Other Income:
Servicing Income........................      248           --         --       248
Income on Third Party Finance
 Receivables............................    2,521        1,844        438     2,521
Franchise Fees and Other Income.........      183          308        159       183
                                          -------      -------    -------   -------
                                            2,952        2,152        597     2,952
                                          -------      -------    -------   -------
Income before Operating Expenses........   17,447       20,223      9,471    17,447
Operating Expenses:
Selling and Marketing...................    2,263        3,229      1,507     2,263
General and Administrative..............    8,065       11,974      5,170     8,065
Depreciation and Amortization...........      701        1,265        524       701
                                          -------      -------    -------   -------
                                           11,029       16,468      7,201    11,029
                                          -------      -------    -------   -------
Operating Income (Loss).................    6,418        3,755      2,270     6,418
Other Expenses:
Interest on Subordinated Debt...........     --       --       678     2,569     3,492     1,594     1,237        1,940        886
Interest Expense, Other.................      1       12       215       468     2,464       766     2,052        1,532        386
Other, Net..............................     --      (48)       64       170       296        56        20           75         56
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
                                              1      (36)      957     3,207     6,252     2,416     3,309        3,547      1,328
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Income Tax Expense (Benefit)............     --       --        30      (334)       --        --        --           --         --
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Net Earnings (Loss).....................   (715)    (495)      698    (1,967)   (3,972)     (748)    2,148          208        942
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Preferred Stock Dividend................     --       --        --        --        --        --      (566)          --         --
                                         ------   ------   -------   -------   -------   -------   -------      -------    -------
Earnings (Loss) Available to Common
 Shares................................. $ (715)  $ (495)  $   698   $(1,967)  $(3,972)  $  (748)  $ 1,582     $    208    $   942
                                         ======   ======   =======   =======   =======   =======   =======      =======    =======
Earnings (Loss) per Common Share........ $(0.15)  $(0.11)  $  0.14   $ (0.35)  $ (0.67)  $ (0.13)  $  0.26     $   0.02    $  0.11
                                         ======   ======   =======   =======   =======   =======   =======      =======    =======
Weighted Average Common Shares
 Outstanding during Period(3)...........  4,640    4,640     5,011     5,584     5,892     5,892     6,136        8,537      8,537
                                         ======   ======   =======   =======   =======   =======   =======      =======    =======
(footnotes on page 19)

Other Expenses:
Interest on Subordinated Debt...........      687          940        386       687
Interest Expense, Other.................    1,495          644        303       337
Other, Net..............................       20           75         56        20
                                          -------      -------    -------   -------
                                            2,202        1,659        745     1,044
                                          -------      -------    -------   -------
Income Tax Expense (Benefit)............       --           --         --        --
                                          -------      -------    -------   -------
Net Earnings (Loss).....................    4,216        2,096      1,525     5,374
                                          -------      -------    -------   -------
Preferred Stock Dividend................     (500)          --         --        --
                                          -------      -------    -------   -------
Earnings (Loss) Available to Common
 Shares.................................  $ 3,716     $  2,096    $ 1,525   $ 5,374
                                          =======      =======    =======   =======
Earnings (Loss) per Common Share........  $  0.42     $   0.17    $  0.12   $  0.42
                                          =======      =======    =======   =======
Weighted Average Common Shares
 Outstanding during Period(3)...........    8,781       12,537     12,537    12,781
                                          =======      =======    =======   =======
(footnotes on page 19)

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                                 PRO FORMA(1)
                                                                                                             ---------------------
                                                                                                                            JUNE
                                                          DECEMBER 31,                        JUNE 30,       DECEMBER 31,    30,
                                          ---------------------------------------------   -----------------   ----------   -------
                                           1991     1992     1993      1994      1995      1995      1996        1995       1995
                                          ------   ------   -------   -------   -------   -------   -------  ------------  -------
BALANCE SHEET DATA:
Cash and Cash Equivalents................ $   10   $  415   $    79   $   168   $ 1,419   $   315   $   263    $  1,419    $   315
Finance Receivables, Net.................     --    1,758     7,089    15,858    40,726    27,129    43,612      40,726     27,129
Total Assets.............................  1,195    4,392    11,936    29,711    60,790    44,701    70,142      68,125     52,151
Subordinated Notes Payable...............     --       93     8,941    18,291    14,553    20,000    14,000      14,553     20,000
Total Debt...............................    400    4,189     9,380    28,617    50,737    42,425    37,292      40,342     35,029
Preferred Stock..........................     --       --        --        --    10,000        --    10,000      10,000         --
Common Stock.............................      1        1         1        77       127       127    18,122      17,857     14,972
Total Stockholders' Equity
 (Deficit)(4)............................      4       (1)      697    (1,194)    4,884    (1,892)   24,461    $ 22,615    $12,953
Principal Balances Outstanding:
 Dealership Sales Portfolio..............     --    2,492     9,588    19,881    34,226    28,896    25,307
 Third Party Dealer Portfolio............     --       --        --     1,620    13,805     5,848    25,476
 Portfolio Securitized with Servicing
   Retained..............................     --       --        --        --        --        --    20,470
                                          ------   ------   -------   -------   -------   -------   -------
Total.................................... $   --   $2,492   $ 9,588   $21,501   $48,031   $34,744   $71,253
                                          ======   ======   =======   =======   =======   =======   =======

                                                                    AS ADJUSTED(2)
                                                    DECEMBER 31,       JUNE 30,
                                                     ----------   ------------------
                                            1996        1995       1995       1996
                                           -------  ------------  -------   --------
BALANCE SHEET DATA:
Cash and Cash Equivalents................  $   263    $ 30,358    $40,163   $ 25,997
Finance Receivables, Net.................   43,612      40,726     27,129     43,612
Total Assets.............................   77,592      97,064     91,999    103,325
Subordinated Notes Payable...............   14,000      14,553     10,000     14,000
Total Debt...............................   44,742      22,986     18,583     24,180
Preferred Stock..........................   10,000          --         --         --
Common Stock.............................   18,122      74,152     71,267     74,417
Total Stockholders' Equity
 (Deficit)(4)............................  $24,461    $ 68,910    $69,248   $ 70,756
Principal Balances Outstanding:
 Dealership Sales Portfolio..............
 Third Party Dealer Portfolio............
 Portfolio Securitized with Servicing
   Retained..............................
Total....................................
                                                                                                                        SIX
                                                                                                                      MONTHS
                                                                                                                       ENDED
                                                                                                                       JUNE
                                                                               YEARS ENDED DECEMBER 31,                 30,
                                                                    ----------------------------------------------    -------
                                                                    1991    1992      1993       1994       1995       1995
                                                                    ----   ------    -------    -------    -------    -------
DEALERSHIP OPERATING DATA (UNAUDITED):
Average Sales Price per Car.......................................   --       n/a(5) $ 4,159    $ 5,269    $ 6,478    $ 6,217
Number of Used Cars Sold..........................................   --       n/a      3,359      5,270      7,383      3,611
Company Dealerships...............................................   --         1          5          8          8          8
Units Sold per Dealership.........................................   --       n/a        672        659        923        451
Number of Contracts Originated....................................   --       n/a      3,093      4,731      6,129      3,156
Principal Balances Originated (000 Omitted).......................   --       n/a    $12,984    $23,589    $36,568    $18,002
Number of Contracts Outstanding...................................   --       803      2,929      5,515      8,049      7,393
Allowance as % of Outstanding Principal...........................   --      29.4%      30.0%      30.4%      21.9%      27.3%
Average Principal Balance Outstanding.............................   --    $3,105    $ 3,273    $ 3,605    $ 4,252    $ 3,909
Average Yield on Contracts........................................   --       n/a       26.4%      28.2%      28.0%      28.9%
Delinquencies:
Principal Balances 31 to 60 Days..................................   --       n/a       10.5%       5.1%       4.2%       4.2%
Principal Balances over 60 Days...................................   --       n/a       15.0%       1.3%       1.1%       2.3%
THIRD PARTY OPERATING DATA (UNAUDITED):
Number of Contracts Purchased.....................................   --        --         --      1,423      3,012      1,244
Principal Balances Purchased (000 Omitted)........................   --        --         --    $ 3,607    $16,455    $ 5,505
Number of Branch Offices..........................................   --        --         --          1          8          5
Number of Third Party Dealers.....................................   --        --         --         20        118         27
Number of Contracts Outstanding...................................   --        --         --        726      2,733      1,539
Allowance as % of Outstanding Principal...........................   --        --         --        9.8%       7.2%      11.1%
Average Principal Balance Outstanding.............................   --        --         --    $ 2,232    $ 5,051    $ 3,800
Average Yield on Contracts........................................   --        --         --       30.9%      26.7%      30.5%
Delinquencies:
Principal Balances 31 to 60 days..................................   --        --         --        6.0%       1.2%       1.3%
Principal Balances over 60 days...................................   --        --         --        2.6%       0.4%       0.2%
Per Contract Purchased:
Average Discount..................................................   --        --         --    $   504    $   551    $   548
Average Percent Discount..........................................   --        --         --       12.5%      10.1%      12.4%

                                                                                     PRO FORMA(1)
                                                                                -----------------------
                                                                                                 SIX
                                                                                    YEAR        MONTHS
                                                                                   ENDED        ENDED
                                                                                DECEMBER 31,   JUNE 30,
                                                                                -----------    -------
                                                                     1996           1995         1995
                                                                    -------     ------------   --------
                                                                    <
DEALERSHIP OPERATING DATA (UNAUDITED):
Average Sales Price per Car.......................................  $ 7,206       $  6,065     $ 5,942
Number of Used Cars Sold..........................................    4,188          6,326       3,170
Company Dealerships...............................................        7              7           7
Units Sold per Dealership.........................................      598            904         453
Number of Contracts Originated....................................    3,838          5,768       2,889
Principal Balances Originated (000 Omitted).......................  $27,097       $ 34,419     $16,450
Number of Contracts Outstanding...................................    4,253
Allowance as % of Outstanding Principal...........................     23.6%
Average Principal Balance Outstanding.............................  $ 5,950
Average Yield on Contracts........................................     28.9%
Delinquencies:
Principal Balances 31 to 60 Days..................................      2.8%
Principal Balances over 60 Days...................................      1.0%
THIRD PARTY OPERATING DATA (UNAUDITED):
Number of Contracts Purchased.....................................    3,112
Principal Balances Purchased (000 Omitted)........................  $17,203
Number of Branch Offices..........................................       13
Number of Third Party Dealers.....................................      510
Number of Contracts Outstanding...................................    5,028
Allowance as % of Outstanding Principal...........................      8.1%
Average Principal Balance Outstanding.............................  $ 5,067
Average Yield on Contracts........................................     26.5%
Delinquencies:
Principal Balances 31 to 60 days..................................      1.4%
Principal Balances over 60 days...................................      0.2%
Per Contract Purchased:
Average Discount..................................................  $   588
Average Percent Discount..........................................     10.6%

                                                   (footnotes on following page)

                                  (FOOTNOTES)
---------------
(1) The pro forma financial data presented herein gives information concerning the continuing impact of certain transactions on the Company's operations by showing how such transactions might have affected the Company's historical consolidated financial statements if the transactions had been consummated as of December 31, 1994. Unless otherwise indicated, the transactions to which such retroactive effect has been given in the pro forma financial data are the Recapitalization Transactions and the sale of 2,645,000 shares of Common Stock at $6.75 per share pursuant to the Company's initial public offering and the application of the net proceeds therefrom (approximately $14.9 million) to repay amounts outstanding under the Revolving Facility, all of which took effect as of June 21, 1996, and the sale of the Company's Gilbert Dealership, which took effect as of December 31, 1995. See "Recapitalization and Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction." The pro forma effect of the Recapitalization Transactions and the Company's initial public offering is presented for all periods since December 31, 1994. The pro forma effect of the sale of the Gilbert Dealership is presented only for the six months ended June 30, 1995 and the year ended December 31, 1995, since the dealership was not operating during the six months ended June 30, 1996. The following table indicates the transactions giving rise to the pro forma presentation, the line items of the Company's results of operations affected by the pro forma presentation, the amounts of such adjustments, and the periods in which such adjustments have been made.

                                                                                                   SIX MONTHS ENDED
                                                                                   YEAR ENDED          JUNE 30,
                                                                                  DECEMBER 31,     -----------------
                                                                                      1995          1995       1996
                                                                                  ------------     ------     ------
                                                                                            (IN THOUSANDS)
        Pro Forma Adjustments due to the Recapitalization Transactions:
          Reduction in Interest on Subordinated Debt due to rate reduction on
            Subordinated Debt from 18.0% to 10.0%...............................     $1,552        $  708     $  550
          Elimination of rent expense charged to General and Administrative
            Expense on real property to be purchased from Verde Investments.....      1,185           560        867
          Additional Interest Expense, Other arising from the purchase of real
            property financed at an assumed rate of 10.0%.......................       (645)         (303)      (335)
          Reduction in rent expense charged to General and Administrative
            Expense on properties sub-leased from Verde Investments.............        187            94         94
          Reduction in Preferred Stock Dividend due to rate reduction on the
            Preferred Stock from 12.0% to 10.0%.................................         --            --         66
          Reduction in Interest Expense, Other arising from the conversion of
            $3.0 million of subordinated debt held by SunAmerica into Common
            Stock at the initial public offering price and the pro forma
            reduction of borrowings.............................................        366           172        198
                                                                                     ------        ------     ------
          Total pro forma increase in Net Earnings Available to Common Shares
            arising from the Recapitalization Transactions......................      2,645         1,231      1,440
                                                                                     ------        ------     ------
        Pro Forma Adjustments due to the Sale of the Gilbert Dealership:
          Reduction in:
            Sales of Used Cars..................................................      9,456         3,612         --
            Cost of Used Cars Sold..............................................      7,279         2,469         --
            Provision for Credit Losses.........................................        520           386         --
                                                                                     ------        ------     ------
                 Net Revenues from Dealership Activities........................      1,657           757         --
                                                                                     ------        ------     ------
            Selling and Marketing Expenses......................................        627           218         --
            General and Administrative Expenses.................................      1,084           465         --
            Depreciation........................................................         49            22         --
            Other Expenses (loss on sale of leasehold improvements, property,
              and equipment)....................................................        221                       --
                                                                                     ------        ------     ------
          Total pro forma increase (decrease) in Net Earnings Available to
            Common Shares arising from the sale of the Gilbert Dealership.......        324           (52)        --
                                                                                     ------        ------     ------
        Pro Forma Adjustment due to the Company's Initial Public Offering:
          Reduction in Interest Expense, Other due to the application of the net proceeds of the Company's initial public offering (approximately
            $14.9 million) to reduce borrowings under the Revolving Facility....      1,211           511        694
                                                                                     ------        ------     ------
        Total pro forma increase in Net Earnings Available to Common Shares
          arising from all pro forma adjustments................................     $4,180        $1,690     $2,134
                                                                                     ======        ======     ======

(2) As adjusted financial information reflects the sale of the 4,000,000 shares of Common Stock offered pursuant to the Company Offering at $15.00 per share and the initial application of the estimated net proceeds therefrom to redeem the Company's outstanding 10% cumulative Preferred Stock and to repay amounts outstanding under the Revolving Facility, as of December 31, 1994. Such adjustment reduces the Company's Interest Expenses and increases the Company's Net Earnings for the year ended December 31, 1995 by $1,887,808, for the six months ended June 30, 1995 by $583,091, and for the six months ended June 30, 1996 by $1,182,897 (variances are due to the fluctuating rate under the Revolving Facility).

(3) See Notes to the Consolidated Financial Statements for a determination of the weighted average common shares outstanding.

(4) The Accumulated Deficit component of Total Stockholders' Equity does not give any effect to the pro forma adjustments.

(5) n/a -- not available.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding the Company's consolidated financial position as of December 31, 1994 and 1995 and June 30, 1995 and 1996, and its results of operations for the years ended December 31, 1993, 1994, and 1995 and the six months ended June 30, 1995 and 1996. This discussion should be read in conjunction with the preceding "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and related Notes thereto and other consolidated financial data appearing elsewhere in this Prospectus. In the opinion of management, such unaudited interim data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

INTRODUCTION

     General. The Company commenced its used car sales and finance operations with the acquisition of two Company Dealerships in 1992. During 1993, the Company acquired three additional Company Dealerships. In 1994, the Company constructed and opened four new Company Dealerships that were built specifically to meet the Company's new standards of appearance, reconditioning capabilities, size, and location. During 1994, the Company closed one Company Dealership because the facility failed to satisfy these new standards and, at the end of 1995, closed its Gilbert, Arizona dealership (the "Gilbert Dealership").

     The Gilbert Dealership was used by the Company to evaluate the sale of later model used cars. These cars had an average age of approximately three years, which is two to five years newer than the cars typically sold at Company Dealerships, and cost more than twice that of typical Company Dealership cars. The Company determined that its standard financing program could not be implemented on these higher cost cars. Furthermore, operation of this dealership required additional corporate infrastructure to support its market niche, such as distinct advertising and marketing programs, which the Company was unable to leverage across its other operations. Accordingly, the Company terminated this program, and sold the land, dealership building, and other improvements to a third party for $1.7 million. Pursuant to this sale and the disposition of other assets, the Company recognized a loss of approximately $221,000. See "Certain Relationships and Related Transactions." During fiscal year 1995, the Gilbert Dealership produced sales of $9.5 million (average of $8,946 per car sold) and gross profits (Sales of Used Cars less Cost of Used Cars Sold) of $2.2 million (average of $2,060 per car sold), and the Company incurred selling and marketing expenses of $627,000 (average of $593 per car sold). The pro forma results of operations discussed below have been adjusted as if the Gilbert Dealership had been terminated as of December 31, 1994, as management believes these pro forma results are more indicative of ongoing operations.

     In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company, primarily for its management expertise and contract servicing software and systems. Champion had a portfolio of approximately $1.9 million in sub-prime contracts averaging approximately $2,000 in principal amount. For the balance of 1994, the Company purchased an additional $1.7 million in contracts.

     In April 1995, the Company initiated an aggressive plan to expand the number of contracts purchased from its Third Party Dealer network. This expansion enabled the Company to leverage its existing infrastructure and increase its contract portfolio much more quickly than it could through the expansion of its Company Dealerships. The Company is in the process of further expanding its Third Party Dealer operations and diversifying its earning asset base by implementing the Cygnet Dealer Program pursuant to which the Company will provide Third Party Dealers with operating credit lines secured by the dealers' retail installment contract portfolios. See "Business -- Third Party Dealer Operations."

     Growth in Finance Receivables. As a result of the Company's rapid expansion, contract receivables serviced increased from $9.6 million at December 31, 1993 to $71.3 million at June 30, 1996 (including $20.5 million in contracts serviced under the Company's Securitization Program).

     The following tables reflect the growth in contract originations by Company Dealerships and contract purchases from Third Party Dealers as well as the period end balances measured in terms of the principal amount and the number of contracts.
                      TOTAL CONTRACTS ORIGINATED/PURCHASED
                   (IN THOUSANDS, EXCEPT NUMBER OF CONTRACTS)

                                                YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------------
                                  1993                    1994                    1995
                          ---------------------   ---------------------   ---------------------
                          PRINCIPAL    NO. OF     PRINCIPAL    NO. OF     PRINCIPAL    NO. OF
                           AMOUNT     CONTRACTS    AMOUNT     CONTRACTS    AMOUNT     CONTRACTS
                          ---------   ---------   ---------   ---------   ---------   ---------
Company Dealerships...     $12,984      3,093      $23,589      4,731      $36,568      6,129
Third Party Dealers...       --            --        3,607      1,423       16,455      3,012
                           -------      -----      -------      -----      -------      -----
  Total.......             $12,984      3,093      $27,196      6,154      $53,023      9,141
                           =======      =====      =======      =====      =======      =====

                                    SIX MONTHS ENDED JUNE 30,
                          ---------------------------------------------
                                  1995                    1996
                          ---------------------   ---------------------
                          PRINCIPAL    NO. OF     PRINCIPAL    NO. OF
                           AMOUNT     CONTRACTS    AMOUNT     CONTRACTS
                          ---------   ---------   ---------   ---------
Company Dealerships...     $18,002      3,156      $27,097       3,838
Third Party Dealers...       5,505      1,244       17,203       3,112
                           -------      -----      -------       -----
  Total.......             $23,507      4,400      $44,300       6,950
                           =======      =====      =======       =====

                          TOTAL CONTRACTS OUTSTANDING
                   (IN THOUSANDS, EXCEPT NUMBER OF CONTRACTS)

                                                    AS OF DECEMBER 31,
                           ---------------------------------------------------------------------
                                   1993                    1994                    1995
                           ---------------------   ---------------------   ---------------------
                           PRINCIPAL    NO. OF     PRINCIPAL    NO. OF     PRINCIPAL    NO. OF
                            AMOUNT     CONTRACTS    AMOUNT     CONTRACTS    AMOUNT     CONTRACTS
                           ---------   ---------   ---------   ---------   ---------   ---------
Company Dealerships....     $ 9,588      2,929      $19,881      5,515      $34,226       8,049
Third  Party Dealers...          --         --        1,620        726       13,805       2,733
Total Portfolio
  Serviced.............     $ 9,588      2,929      $21,501      6,241      $48,031      10,782
Less  Portfolio
  Securitized  and
  Sold.................          --         --           --         --           --          --
                            -------      -----      -------      -----      -------      ------
   Company Total.......     $ 9,588      2,929      $21,501      6,241      $48,031      10,782
                            =======      =====      =======      =====      =======      ======

                                              AS OF JUNE 30,
                               ---------------------------------------------
                                       1995                    1996
                               ---------------------   ---------------------
                               PRINCIPAL    NO. OF     PRINCIPAL    NO. OF
                                AMOUNT     CONTRACTS    AMOUNT     CONTRACTS
                               ---------   ---------   ---------   ---------
Company Dealerships....
Third  Party Dealers...         $28,896      7,393      $45,777       9,407
Total Portfolio
  Serviced.............           5,848      1,539       25,476       5,028
Less  Portfolio
  Securitized  and
  Sold.................         $34,744      8,932      $71,253      14,435
                                -------      -----      -------       -----
   Company Total.......              --         --      (20,470)     (5,154)
                                -------      -----      -------       -----
                                $34,744      8,932      $50,783       9,281
                                =======      =====      =======       =====

RESULTS OF OPERATIONS

     Presentation of Dealership Revenues and Cost of Revenues. Revenues from Company Dealership operations consist of Sales of Used Cars, Income on Finance Receivables and, beginning in 1996, Gain on Sale of Finance Receivables and Income on Residual in Finance Receivables Sold. Cost of Revenues of Dealership operations is comprised of Costs of Used Cars Sold and the Provision for Credit Losses.

     The prices at which the Company sells its cars and the interest rate that MF_PS3 it charges to finance these sales take into consideration that the Company's primary customers are high-risk borrowers, many of whom ultimately default. The Provision for Credit Losses reflects these factors and is treated by the Company as a cost of both the future finance income derived on the contract receivables originated at Company Dealerships as well as a cost of the sale of the cars themselves. Accordingly, unlike traditional car dealerships, the Company does not present gross profits in its Statement of Operations calculated as Sales of Used Cars less Cost of Used Cars Sold.

  SIX MONTHS ENDED JUNE 30, 1995 AND 1996

     Sales of Used Cars. Sales of Used Cars increased by 60.6% from $18.8 million (pro forma) for the six months ended June 30, 1995 to $30.2 million for the six months ended June 30, 1996. This growth reflects increases in the average unit sales price and the average number of units sold by each Company Dealership. The sales for both periods reflect the results of all current Company Dealerships except the Prescott dealership, which opened in July 1996.

     The average sales price per car increased by 21.3% from $5,942 (pro forma) for the six months ended June 30, 1995 to $7,206 for the six months ended June 30, 1996. This increase reflects management's decision to sell higher quality vehicles at its seven operating dealerships. Units sold per Company Dealership averaged

453 (pro forma) for the six months ended June 30, 1995, and 598 for the six months ended June 30, 1996. The Company attributes the increase in units sold per Company Dealership to the success of the Company's business strategy, most notably its advertising and marketing programs.

     Income on Finance Receivables from Dealership Sales. A primary element of the Company's sales strategy is to provide financing to customers with poor credit histories who are unable to obtain automobile financing through traditional sources. The Company financed 87.3% (pro forma) of sales revenue and 91.1% (pro forma) of the used cars sold at Company Dealerships for the six months ended June 30, 1995 compared to 89.8% of sales revenue and 91.6% of the used cars sold for the six months ended June 30, 1996. The average amount financed increased by 24.4% from $5,694 (pro forma) for the six months ended June 30, 1995 to $7,060 for the six months ended June 30, 1996. Finance income rose in conjunction with the growth in the Company Dealership contract portfolio, increasing by 31.4% from $3.5 million for the six months ended June 30, 1995 to $4.6 million for the six months ended June 30, 1996. Finance income during the six months ended June 30, 1996 was affected by the sale of $24.2 million in contract principal balances pursuant to the Securitization Program, and will continue to be affected in future periods by additional securitizations. The Company Dealership contract portfolio had an average balance of $24.0 million for the six months ended June 30, 1995 compared to an average balance of $32.1 million for the six months ended June 30, 1996. The effective yield on finance receivables from Company Dealerships was 28.9% at both June 30, 1995 and 1996.

     Gain on Sale of Finance Receivables. During the first quarter of 1996, the Company initiated a Securitization Program with SunAmerica under which the Company sells securities backed by Company Dealership contracts to SunAmerica. The Company retains a residual in the contracts sold and records a gain on the sale. The amount of the gain on sale reflects the difference between the yield earned on the contract portfolio securitized and the return on the securities sold, and is computed based on the difference between: (i) the dollar amount received for the securities plus the value of the residual retained by the Company, and (ii) the net principal balance of the contract portfolio sold less the amount of the Allowance for Credit Losses allocable to such contract portfolio and direct expenses. The amount of any gain on sale is based upon certain estimates, which may not subsequently be realized. To the extent that actual cash flows on a securitization are materially below estimates, the Company would be required to revalue the residual portion of the securitization which it retains, and record a charge to earnings based upon the reduction.

     Through June 30, 1996, the Company had securitized an aggregate of $24.2 million in contracts originated through Company Dealerships (of which $20.5 million was outstanding at June 30, 1996), issuing $18.6 million in securities to SunAmerica. Pursuant to these transactions, the Company reduced its Allowance for Credit Losses by $2.9 million and retained a residual in the contracts sold of $5.0 million, recording a gain on sale of $1.2 million, net of expenses.

     The Company's net income may fluctuate from quarter to quarter in the future as a result of the timing and size of its securitizations.

     Income on Residual in Finance Receivables Sold. The Residual in Finance Receivables Sold is based on the Company's right to cash flows from the trust to which the finance receivables are sold in the Securitization Program to the extent cash is not required to make payments on the securities sold to SunAmerica or for associated costs. The amount of the residual is calculated using estimates for prepayments and losses (charge-offs), with cash flows discounted at a rate for similar maturing instruments. The Company records ongoing income based upon such cash flows. Accordingly, the income earned on the residual will vary based upon cash flows collected in a given period. For the six months ended June 30, 1996, income on the residual was $579,000 reflecting activity from March 12, 1996. See "Risk Factors -- Dependence on Securitizations."

     Cost of Used Cars Sold and Gross Margin. The Cost of Used Cars Sold increased by 79.8% from $9.4 million (pro forma) for the six months ended June 30, 1995 to $16.9 million for the six months ended June 30, 1996. On a per unit basis, the Cost of Used Cars Sold increased by 35.5% from $2,971 (pro forma) for the six months ended June 30, 1995 to $4,025 for the six months ended June 30, 1996, largely due to management's determination to sell higher quality cars throughout its operations. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 41.5% from $9.4 million (pro forma) for the six months ended June 30, 1995 to $13.3 million for the six months ended June 30, 1996. As a percentage of sales, the gross margin decreased from 50.0% (pro forma) for the six months ended June 30, 1995 to 44.1% for the six months ended June 30, 1996. The Company attributes the decline in the gross margin percentage to management's strategy of increasing the quality and, therefore, the cost, of cars sold at Company Dealerships while maintaining a consistent dollar gross margin. The decline in the gross margin percentage was offset by corresponding increases in the quality of finance contracts generated (resulting in a lower Provision for Credit Losses) and greater unit sales per Company Dealership. On a per unit basis, the gross margin per car sold was $2,971 (pro forma) for the six months ended June 30, 1995 and $3,180 for the six months ended June 30, 1996.

     Provision for Credit Losses. A high percentage of Company Dealership customers ultimately do not make all of their contractually scheduled payments, requiring the Company to charge off the remaining principal balance due. The Company maintains an Allowance for Credit Losses to absorb such losses. To fund the Allowance as it relates to cars financed through Company Dealerships, a direct charge to revenues is recorded through the Provision for Credit Losses for each contract originated. The Provision for Credit Losses increased by 30.0% from $4.0 million (pro forma) for the six months ended June 30, 1995 to $5.2 million for the six months ended June 30, 1996. As a percentage of contract balances originated, the Provision decreased from 24.4% (pro forma) for the six months ended June 30, 1995 to 19.1% for the six months ended June 30, 1996. The decrease for the six months ended June 30, 1996, reflects the Company's strengthened underwriting requirements, the higher quality of used cars sold, and the Company's improved collection efforts. The amount of the Provision in a given period is based on the amount the Company estimates is required to maintain an adequate Allowance. See "-- Allowance for Credit Losses," for additional information about the Allowance, including with respect to contracts purchased from Third Party Dealers.

     The Company charges its Provision for Credit Losses to current operations and does not recognize any portion of the unearned interest income as a component of its Allowance for Credit Losses. Accordingly, the Company's unearned finance income is comprised of the full annual percentage rate ("APR") on its contracts less amortization of loan origination costs.

     Net Revenues from Dealership Activities. Net Revenues from Dealership Activities increased significantly in the six months ended June 30, 1996 compared to the six months ended June 30, 1995, reflecting primarily the rapid growth of the Company Dealerships and the completion of the first two securitizations. Net revenues as a percentage of total revenues from dealership activities were 39.8% (pro forma) and 39.7% for the six months ended June 30, 1995 and 1996, respectively. The decrease in 1996 reflects increases in the Cost of Used Cars Sold offset by first time revenues from the Gain on Sale and Income on Residual in Finance Receivables Sold from the Securitization Program and the decrease in the Provision for Credit Losses as a percentage of sales.

     Servicing Income. The Company services the $24.2 million in contracts sold in the initial sercuritization for a monthly fee of .417% of beginning of period principal balance (5.0% annualized). Servicing Income for the six months ended June 30, 1996 totaled $248,000.

     Income on Third Party Finance Receivables. Finance income has increased in conjunction with the increases in Third Party Dealer contracts purchased and outstanding. See "-- Introduction -- Growth in Finance Receivables." Finance income increased by 470.8% from $438,000 for the six months ended June 30, 1995, which was prior to the expansion of the Company's Third Party Dealer operations, to $2.5 million for the six months ended June 30, 1996. Subsequent to June 30, 1995, as a result of its migration to higher quality contracts and expansion into markets with interest rate limits, the Company's yield on its Third Party Dealer contract portfolio has trended downward. Portfolio yield was approximately 30.5% and 26.5% at June 30, 1995 and 1996, respectively.

     Franchise Fees and Other Income. Franchise Fees and Other Income consist primarily of franchise fees from the Company's rent-a-car franchisees. This income increased by 15.1% from $159,000 for the six months ended June 30, 1995 to $183,000 for the six months ended June 30, 1996. The Company no longer actively engages in the rent-a-car franchise business.

     Income before Operating Expenses. As a result of the Company's continued expansion, Income before Operating Expenses grew by 83.2% from $9.5 million (pro forma) for the six months ended June 30, 1995 to $17.4 million for the six months ended June 30, 1996. Net Revenue from Dealership Activity was the primary contributor to the increase. The increase also reflects the growth of the Company's Third Party Dealer operations.

     Operating Expenses. Operating Expenses consist of Selling and Marketing Expenses, General and Administrative Expenses, Depreciation and Amortization, and Amortization of Covenants. The allocation of these expenses to each of the Company's business segments (Company Dealerships, Third Party Dealers, and Corporate and Other) is shown at Note 21 to the Consolidated Financial Statements.

     Selling and Marketing Expenses. For the six months ended June 30, 1995 and 1996, Selling and Marketing Expenses were comprised entirely of advertising costs and commissions relating to Company Dealership operations. Selling and Marketing Expenses increased by 53.3% from $1.5 million (pro forma) for the six months ended June 30, 1995 to $2.3 million for the six months ended June 30, 1996 . As a percentage of Sales of Used Cars, these expenses averaged 8.0% (pro forma) for the six months ended June 30, 1995 and 7.5% for the six months ended June 30, 1996. On a per unit sold basis, Selling and Marketing Expenses of Company Dealerships increased by 13.7% from $475 (pro forma) for the six months ended June 30, 1995 to $540 for the six months ended June 30, 1996. Beginning in the middle of 1994 and continuing throughout June 1996, the Company undertook to significantly expand its advertising and marketing efforts. Advertising increased by 49.1% from $872,000 (pro forma) for the six months ended June 30, 1995 to $1.3 million for the six months ended June 30, 1996.

     General and Administrative Expenses. General and Administrative Expenses increased by 42.9% from $6.3 million for the six months ended June 30, 1995 to $9.0 million for the six months ended June 30, 1996. These expenses represented 23.7% of total revenues for the six months ended June 30, 1995 and 22.9% for the six months ended June 30, 1996. For the six months ended June 30, 1995, 75.3% of General and Administrative Expenses were attributable to Company Dealership sales and financing activities, 5.7% to Third Party Dealer activities and 19.0% to Corporate overhead. For the six months ended June 30, 1996, 65.7% of General and Administrative Expenses were attributable to Company Dealership sales and financing activities, 13.4% to Third Party Dealer activities and 20.9% to Corporate overhead. Increased lease costs attributable to base and percentage rent factors on leases relating to six Company Dealerships leased from an affiliate, Verde Investments, were contributors to the increase in General and Administrative Expenses. These rents increased 23.5% from $891,000 for the six month period ended June 30, 1995 to $1.1 million for the six month period ended June 30, 1996. The build up of these expenses reflects the development of a corporate infrastructure, including the hiring of senior management and the implementation of sophisticated contract servicing facilities and systems, to accommodate future growth.

     Depreciation and Amortization. Depreciation and Amortization consists of depreciation on the Company's property and equipment and amortization of the Company's trademarks. Depreciation and amortization increased by 33.8% from $524,000 (pro forma) for the six months ended June 30, 1995 to $701,000 for the six months ended June 30, 1996. The increase was due primarily to the construction of Company servicing facilities, which opened in June 1995, and the purchase of associated equipment. For the six months ended June 30, 1996, 73.8% of these expenses were attributable to Company Dealership sales and financing activities, 10.7% to Third Party Dealer activities and 15.5% to Corporate overhead. Amortization of Covenants was $148,000 for the six months ended June 30, 1995. As of December 31, 1995, all existing covenants had been fully amortized.

     Other Expenses. Interest on Subordinated Debt, which currently bears interest at 10.0%, decreased by 25.0% from $1.6 million for the six months ended June 30, 1995 to $1.2 million for the six months ended June 30, 1996. The decrease was due to a decrease in the average principal balance outstanding from $17.8 million for the six months ended June 30, 1995 to $13.8 million for the six months ended June 30, 1996, as well as a decrease, effective June 21, 1996, in the interest rate from 18.0% to 10.0%. On a pro forma basis, the interest rate decrease would have lowered subordinated debt interest expense for the six months ended June 30, 1995 and 1996 by approximately $708,000 and $550,000, respectively.

     Interest Expense, Other increased by 174.2% from $766,000 for the six months ended June 30, 1995 to $2.1 million for the six months ended June 30, 1996, due to increased borrowings from GE Capital under the Revolving Facility and from SunAmerica under the $3.0 million convertible note issued in August 1995. The average amount outstanding on the Revolving Facility increased from $13.5 million during the six months ended June 30, 1995 to $34.3 million during the six months ended June 30, 1996. For the six months ended June 30, 1995 and 1996, the average interest rates on the Revolving Facility were 11.3% and 10.5%, respectively. See "Liquidity and Capital Resources," below. Effective June 21, 1996, SunAmerica converted its convertible note into Common Stock. On a pro forma basis this conversion to Common Stock would have lowered Interest Expense, Other by $172,000 and $198,000 for the six months ended June 30, 1995 and 1996, respectively.

     Income Taxes. The Company incurred no income tax expense for the six months ended June 30, 1996. Current income tax expense for federal and state reporting purposes was $226,000 which was offset by a deferred income tax benefit of $226,000. The income tax benefit resulted primarily from a reduction in the valuation allowance for deferred tax assets which had a remaining balance of $1.3 million as of June 30, 1996. It is estimated that the Company will begin reporting income tax expense once it has earned an additional $3.2 million in pre-tax income.

  YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

     Sales of Used Cars. Sales of Used Cars increased by 98.6% from $14.0 million in 1993 to $27.8 million in 1994 and by 38.1% to $38.4 million (after giving pro forma effect to the sale of the Gilbert Dealership) in 1995. This growth reflects increases in the number of Company Dealerships, the average unit sales price, and, in 1995, the average number of units sold by each Company Dealership. The number of Company Dealerships increased from two to five in 1993. In 1994 the Company opened four additional Company Dealerships, and closed one in August 1994. Seven Company Dealerships, excluding the Gilbert Dealership, were open throughout 1995.

     The average sales price per car increased by 26.7% from $4,159 in 1993 to $5,269 in 1994 and by 15.1% to $6,065 (pro forma) in 1995. These increases reflect management's decision to sell higher quality vehicles at its seven operating dealerships. Units sold per Company Dealership averaged 672 in 1993, 659 in 1994, and 904 (pro forma) in 1995. The Company attributes the decrease in average units sold in 1994 as compared to 1993 to the adoption of stricter underwriting guidelines in mid-1994, resulting in an increase in the rate of rejection of credit applications. The increase in units sold per Company Dealership in 1995 over 1994 is attributed to the success of the Company's business strategy, most notably its advertising and marketing programs.

     Income on Finance Receivables from Dealership Sales. The Company financed 92.1%, 89.8%, and 91.2% (pro forma) of the used cars sold at Company Dealerships in 1993, 1994, and 1995, respectively. As of December 31, 1995, the Company had retained all of the contracts originated by its Company Dealerships, including its Gilbert Dealership. Finance income rose in conjunction with the growth in the Company Dealership contract portfolio, increasing by 193.8% from $1.6 million in 1993 to $4.7 million in 1994 and by 74.5% to $8.2 million in 1995. The effective yield on finance receivables from Company Dealerships was 26.4%, 28.2% and 28.0% for 1993, 1994 and 1995, respectively.

     Cost of Used Cars Sold and Gross Margin. The Cost of Used Cars Sold increased by 106.6% from $6.1 million in 1993 to $12.6 million in 1994 and by 64.3% to $20.7 million (pro forma) in 1995. On a per unit basis, the Cost of Used Cars Sold increased by 31.7% from $1,813 in 1993 to $2,387 in 1994 and by 37.0% to $3,270 (pro forma) in 1995, largely due to management's determination to sell higher quality cars throughout its operations. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 92.4% from $7.9 million in 1993 to $15.2 million in 1994 and by 16.4% to $17.7 million (pro forma) in 1995. As a percentage of sales, the gross margins for such periods were 56.4%, 54.7% and 46.1% (pro forma), respectively. The Company attributes the decline in the gross margin percentage to management's strategy of increasing the quality and, therefore, the cost of cars sold at Company Dealerships while maintaining a consistent dollar gross margin. The decline in the gross margin percentage was offset by corresponding increases in the quality of finance contracts generated resulting in a lower

Provision for Credit Losses and greater unit sales per Company Dealership. On a per unit basis, the gross margin per car sold was $2,346 in 1993, $2,882 in 1994, and $2,795 (pro forma) in 1995.

     Provision for Credit Losses. The Provision for Credit Losses increased by 145.5% from $3.3 million in 1993 to $8.1 million in 1994 and by 3.7% to $8.4 million in 1995. As a percentage of contract balances originated, the Provision for Credit Losses increased from 25.4% in 1993 to 34.5% in 1994 and then decreased to 22.9% in 1995. The decrease in 1995 resulted from the Company's strengthened underwriting requirements, the higher quality of used cars sold, and the Company's improved collection efforts. The amount of the Provision for Credit Losses in a given period is based on the amount the Company estimates is required to maintain an adequate Allowance. See "-- Allowance for Credit Losses."

     Net Revenues from Dealership Activities. Net Revenues from Dealership Activities increased significantly over the past three fiscal years, reflecting primarily the rapid growth of the Company Dealerships. Net revenues as a percentage of total revenues from dealership activities were 39.9%, 36.3% and 38.8% (pro forma) in 1993, 1994 and 1995, respectively. The percentage decrease from 1993 to 1994 was primarily the result of a substantial increase in the Provision for Credit Losses prompted by the rapid growth of the Company's portfolio. The increase from 1994 to 1995 reflected a decrease in the Provision as a percentage of Company Dealership revenues due to the Company's ability to maintain its sales growth while strengthening its underwriting requirements, sale of better quality and higher priced cars (which both increased sales and lowered net losses), and improved collection efforts. See "-- Allowance for Credit Losses."

     Income on Third Party Finance Receivables. Finance income has increased in conjunction with the increases in Third Party contracts purchased and outstanding. See "-- Introduction -- Growth in Finance Receivables." Finance income increased by 153.5% from $710,000 in 1994, when the Company initiated its Third Party Dealer operations, to $1.8 million in 1995. During this two year period, substantially all contracts purchased carried APR's ranging from 21.0% to 29.9%. As a result of its migration in 1995 to higher quality contracts, the Company's yield on its Third Party Dealer contract portfolio trended downward. Portfolio yield was approximately 30.9% and 26.7% at the end of 1994 and 1995, respectively.

     Franchise Fees and Other Income. Franchise Fees and Other Income decreased by 36.6% from $879,000 in 1993 to $557,000 in 1994 and by 44.7% to $308,000 in
1995, reflecting the Company's suspension of active engagement in the rent-a-car business.

     Income before Operating Expenses. As a result of the Company's rapid expansion, Income before Operating Expenses grew by 84.5% from $7.1 million in 1993 to $13.1 million in 1994, and by 54.2% to $20.2 million (pro forma) in 1995. Net Revenue from Dealership Activity was the primary contributor to the increase. The increase also reflects the development of the Company's Third Party Dealer operations.

     Selling and Marketing Expenses. In 1995, Selling and Marketing Expenses were comprised entirely of advertising costs and commissions relating to Company Dealership operations. Excluding expenses of $400,000 in 1993 and $140,000 in 1994 attributable to rent-a-car franchising, Selling and Marketing Expenses increased by 155.6% from $900,000 in 1993 to $2.3 million in 1994 and by 39.1% to $3.2 million (pro forma) in 1995. As a percentage of Sales of Used Cars, these expenses averaged 6.3% in 1993, 8.1% in 1994, and 8.4% (pro forma) in 1995. On a per unit sold basis, Selling and Marketing Expenses of Company Dealerships increased by 63.7% from $262 in 1993 to $429 in 1994 and by 18.9% to $510 (pro forma) in 1995. In the Company's view, by the middle of 1994 its dealership network had achieved a sufficient critical mass in the Tucson and Phoenix markets to justify a more extensive advertising campaign and the Company undertook to significantly expand its advertising and marketing efforts. As a result, advertising increased by 226.3% from $429,000 in 1993 to $1.4 million in 1994 and by 57.1% to $2.2 million in 1995. In addition, the Company believed that it could develop programs that would distinguish its Company Dealerships from other Buy Here-Pay Here dealers. Although the development and implementation of the advertising and marketing programs has raised costs on a per unit basis substantially, the Company believes that these efforts have produced corresponding increases in unit sales per Company Dealership.

     General and Administrative Expenses. General and Administrative Expenses increased by 150.0% from $3.6 million in 1993 to $9.0 million in 1994, and by 60.0% to $14.4 million in 1995. These expenses represented 21.6% of total revenues in 1993, 26.6% in 1994, and 24.8% in 1995. In 1995, 73.4% of General
and Administrative Expenses were attributable to Company Dealership sales and financing activities, 8.1% to Third Party Dealer activities, and 18.5% to Corporate overhead. Increased lease costs attributable to base and percentage rent factors on leases relating to six Company Dealerships leased from an affiliate, Verde Investments, contributed to the increase in General and Administrative Expenses. These rents increased by 410.6% from $235,000 in 1993 to $1.2 million in 1994 and by 50.0% to $1.8 million in 1995. The build up of these expenses reflected the development of a corporate infrastructure, including the hiring of senior management and the establishment of sophisticated contract servicing facilities and systems, to accommodate future growth.

     Depreciation and Amortization. Depreciation and Amortization consists of depreciation on the Company's property and equipment and amortization of the Company's trademarks. In 1995, 57.7% of these expenses were attributable to Company Dealership sales and financing activities, 6.8% to Third Party Dealer activities, and 35.5% to Corporate overhead. Depreciation and Amortization increased by 39.5% from $557,000 in 1993 to $777,000 in 1994 and by 67.3% to
$1.3 million in 1995. These increases were due primarily to the construction of Company Dealerships and servicing facilities and the purchase of associated equipment.

     Amortization of Covenants. Amortization of Covenants was $366,000 in 1993, $296,000 in 1994 and $296,000 in 1995. As of December 31, 1995, all existing covenants had been fully amortized.

     Other Expenses. Interest on Subordinated Debt increased by 283.5% from $678,000 in 1993 to $2.6 million in 1994 and by 34.6% to $3.5 million in 1995 as additional subordinated debt borrowings were incurred to meet the Company's cash needs. Effective June 21, 1996, the interest rate on the subordinated debt was decreased from 18.0% to 10.0%. On a pro forma basis, such adjustments would have lowered subordinated debt interest expense in 1995 by approximately 45.7%, from $3.5 million to $1.9 million.

     Interest Expense, Other relating primarily to the Revolving Facility with GE Capital and to a much lesser extent in 1995 on the convertible subordinated note issued to SunAmerica, increased by 117.7% from $215,000 in 1993 to $468,000 in 1994 and by 434.2% to $2.5 million in 1995. The Revolving Facility commenced in June 1994 and had a balance of $9.9 million outstanding at the end of 1994, which increased to $32.2 million at the end of 1995. For 1995, the average interest rate on the Revolving Facility was 10.7%. See "Liquidity and Capital Resources," below. Effective June 21, 1996, SunAmerica converted its convertible note into Common Stock. On a pro forma basis this conversion to Common Stock would have lowered Interest Expense, Other by $366,000 for the year ended December 31, 1995.

     Other Expenses increased by 165.6% from $64,000 in 1993 to $170,000 in 1994 and by 74.1% to $296,000 in 1995. The primary cause for the increase from 1994 to 1995 was the accrual of an estimated loss of $120,000 related to the sale of the Gilbert Dealership.

ALLOWANCE FOR CREDIT LOSSES

     The Company has established an Allowance for Credit Losses to cover anticipated credit losses on the contracts currently in its portfolio. The Allowance has been established through the Provision for Credit Losses on contracts originated at Company Dealerships, and through nonrefundable acquisition discounts on contracts purchased from Third Party Dealers. The Allowance as a percentage of Company Dealership contracts increased from 21.9% at December 31, 1995 to 23.6% at June 30, 1996, and the Allowance as a percentage of Third Party Dealer contracts increased from 7.2% to 8.1% over the same period. However, the Allowance as a percentage of the Company's combined contract portfolio decreased from 17.7% at December 31, 1995 to 15.8% at June 30, 1996 due to the greater portion of the combined contract portfolio represented by contracts purchased from Third Party Dealers, for which a lower level of Allowance is required.

  CONTRACTS ORIGINATED AT COMPANY DEALERSHIPS

     Allowance Attributable to Company Dealership Contracts. The Allowance for Credit Losses on contracts originated at Company Dealerships increased to 23.6% of outstanding principal balances as of June 30, 1996, compared to 21.9% as of December 31, 1995. The following table reflects activity in the Allowance for Credit Losses on contracts originated at Company Dealerships for the years ended December 31, 1994 and 1995 and for the periods ended June 30, 1995 and 1996.

                                                          YEARS ENDED          SIX MONTHS ENDED
                                                         DECEMBER 31,              JUNE 30,
                                                      -------------------     -------------------
                                                       1994        1995        1995        1996
                                                      -------     -------     -------     -------
                                                                    (IN THOUSANDS)
Balance, Beginning of period........................  $ 2,876     $ 6,050     $ 6,050     $ 7,500
Provision for Credit Losses.........................    8,140       8,359       4,404       5,172
Reduction in Allowance for Finance Receivables
  Sold..............................................       --          --          --      (2,924)
Net Charge Offs.....................................   (4,966)     (6,909)     (2,580)     (3,774)
                                                      -------     -------     -------     -------
Balances, End of Period.............................  $ 6,050     $ 7,500     $ 7,874     $ 5,974
                                                      =======     =======     =======     =======
Allowance as % of Principal.........................    30.4%       21.9%       27.3%       23.6%
                                                      =======     =======     =======     =======

     The Provision for Credit Losses is charged to Company Dealership revenues for contracts originated at Company Dealerships. The Provision has declined as a percentage of principal balances due to the factors discussed above. See
"-- Results of Operations -- Provision for Credit Losses."

     Since many of the Company's customers use income tax refunds as a source of down payments, Company Dealerships generally experience increased car sales and contract originations during the first six months of a fiscal year. See
"-- Seasonality." Accordingly, the increase in the Allowance at June 30, 1996 over December 31, 1995 is primarily a timing difference, reflecting the fact that such increased sales and contract originations (and the associated Provision for Credit Losses taken on each contract at the time of sale) immediately impact the Allowance while charge offs related to such contracts may occur later.

     Net Charge Offs. The Company's policy is to charge off contracts when they are deemed uncollectible, but in any event at such time as a contract is delinquent for 90 days. The net charge off amount is the principal balance of the contract at the time of the charge off plus accrued but unpaid interest, less any recovery. The following table sets forth information regarding charge off activity for Company Dealership contracts for the years ended December 31, 1994 and 1995, and for the periods ended June 30, 1995 and 1996:

                                                          YEARS ENDED          SIX MONTHS ENDED
                                                         DECEMBER 31,              JUNE 30,
                                                      -------------------     -------------------
                                                       1994        1995        1995        1996
                                                      -------     -------     -------     -------
                                                                    (IN THOUSANDS)
Principal Balances:
  Collateral Repossessed............................  $ 5,743     $ 6,686     $ 2,498     $ 3,590
  Other.............................................    2,457       2,478         904       1,277
                                                      -------     -------     -------     -------
  Total Principal Balances..........................    8,200       9,164       3,402       4,867
  Accrued Interest..................................      654         653         243         376
  Recoveries, net...................................   (3,888)     (2,908)     (1,065)     (1,469)
                                                      -------     -------     -------     -------
Net Charge Offs.....................................  $ 4,966     $ 6,909     $ 2,580     $ 3,774
                                                      =======     =======     =======     =======
Average Principal Outstanding.......................  $16,507     $28,764     $24,021     $32,127
                                                      =======     =======     =======     =======
Net Charge Offs as % of Average Principal
  Outstanding.......................................    30.1%       24.0%       10.7%       11.7%
                                                      =======     =======     =======     =======

     Recoveries averaged 47.4% of principal balances charged off on contracts originated through Company Dealerships in 1994 versus 31.7% in 1995 and 30.2% for the six months ended June 30, 1996, primarily reflecting reductions in the percentage of repossessed cars sold at Company Dealerships from 57.5% in 1994 to 33.6% in 1995, and to 17.2% for the six months ended June 30, 1996. Repossessed cars not sold through

Company Dealerships are sold in wholesale transactions. The average recovery on repossessed cars sold at Company Dealerships was $4,869 in 1995 compared to an average recovery of $481 in wholesale transactions. The Company's net charge offs on contracts generated through Company Dealerships are favorably affected by a reduction in sales tax liability as a result of loan defaults.

     Static Pool Analysis. The Company has reduced its Allowance for Credit Losses as a percentage of contract principal balances as a result of the improved performance of its Company Dealership contract portfolio. To monitor contract performance, beginning in June 1995, the Company implemented "static pool" analysis for all contracts originated since January 1, 1993. Static pool analysis is a monitoring methodology by which each month's originations and subsequent charge offs are assigned a unique pool and the pool performance is monitored separately. Improving or deteriorating performance is measured based on cumulative gross and net charge offs as a percentage of original principal balances, based on the number of complete payments made by the customer before charge off.

     The following table sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of payments made prior to charge off. While the Company monitors its static pools on a monthly basis, for presentation purposes the information in the table is presented on a quarterly basis.

         POOL'S CUMULATIVE NET LOSSES AS PERCENTAGE OF POOL'S ORIGINAL
                          AGGREGATE PRINCIPAL BALANCE

                                       PAYMENTS COMPLETED BY CUSTOMER BEFORE CHARGE OFF
                                  ----------------------------------------------------------
                                   0         3          6          12         18         24
                                  ---       ----       ----       ----       ----       ----
        1993:
        1st Quarter.............  6.6%      18.3%      26.6%      33.2%      35.1%      35.3%
        2nd Quarter.............  7.7%      18.4%      26.2%      30.6%      32.1%      32.3%
        3rd Quarter.............  8.5%      19.9%      25.2%      30.4%      31.5%      31.7%
        4th Quarter.............  7.1%      16.9%      23.4%      27.7%      28.9%      29.5%
        1994:
        1st Quarter.............  3.5%      10.8%      14.3%      17.7%      19.3%         x
        2nd Quarter.............  3.7%      11.3%      15.3%      19.7%      21.7%        --
        3rd Quarter.............  3.5%       8.5%      12.9%      17.0%         x         --
        4th Quarter.............  2.9%       9.1%      13.3%      18.0%        --         --
        1995:
        1st Quarter.............  1.6%       8.3%      13.8%         x
        2nd Quarter.............  2.5%       7.9%      12.7%        --         --         --
        3rd Quarter.............  1.9%       6.5%         x         --         --         --
        4th Quarter.............  1.1%         x         --         --         --         --
        1996:
        1st Quarter.............  1.0%        --         --         --         --         --

     For periods denoted by an "x", the pools have not seasoned sufficiently to allow for computation of cumulative losses. With respect to periods denoted by a "--", the pools have not yet attained the indicated cumulative age. However, management has factored the improved trends indicated by its static pool analysis into its determination of the adequacy of the Allowance for Credit Losses for these periods.

     The Company attributes the improvement in its credit loss experience as a percentage of contracts originated to a variety of factors. First, the Company believes it has strengthened its underwriting requirements at the Company Dealerships. Second, as a result of the higher quality of cars sold at Company Dealerships, defaults arising from mechanical problems tend to be less frequent, and when repossession is necessary, the amount recovered upon resale is generally higher as a percentage of the contract balance. Finally, the Company believes it has significantly improved its servicing and collection efforts.

     Delinquencies. Analysis of delinquency trends is also considered in evaluating the adequacy of the Allowance. The following table reflects the principal balance of delinquent Company Dealership contracts as a percentage of total outstanding contract principal balances of the Company Dealership portfolio as of December 31, 1993, 1994 and 1995, and as of June 30, 1995 and 1996.

                                                                           SIX MONTHS ENDED JUNE
                                        YEARS ENDED DECEMBER 31,                    30,
                                    ---------------------------------     ------------------------
                                      1993        1994        1995           1995          1996
                                    ---------   ---------   ---------     ----------    ----------
DELINQUENCY PERCENTAGES:
Principal Balances 31 Days to 60
  Days............................     10.5%       5.1%        4.2%           4.2%          2.8%
Principal Balances Over 60 Days...     15.0        1.3         1.1            2.3           1.0
                                       ----        ---         ---            ---           ---
Total Over 30 days................     25.5%       6.4%        5.3%           6.5%          3.8%
                                       ====        ===         ===            ===           ===

     The Company's improved delinquency experience on its Company Dealership portfolio is attributable to the factors discussed above. See "-- Allowance for Credit Losses -- Contracts Originated at Company Dealerships -- Static Pool Analysis."

  CONTRACTS PURCHASED FROM THIRD PARTY DEALERS

     Allowance Attributable to Third Party Dealer Contracts. The Allowance on contracts purchased from Third Party Dealers increased to 8.1% of the outstanding principal balance of the Third Party Dealer portfolio as of June 30, 1996 from 7.2% as of December 31, 1995. The following table reflects activity in the Allowance for Credit Losses on contracts purchased from Third Party Dealers for the years ended December 31, 1994 and 1995, and for the periods ended June 30, 1995 and 1996.

                                                             YEARS ENDED        SIX MONTHS ENDED
                                                             DECEMBER 31,           JUNE 30,
                                                           ----------------     ----------------
                                                           1994       1995      1995       1996
                                                           -----     ------     -----     ------
                                                                      (IN THOUSANDS)
Balance, Beginning of Period.............................  $  --     $  159     $ 159     $1,000
                                                           -----     ------     -----     ------
Provision for Credit Losses..............................     --         --        --         --
Discount Acquired........................................    767      1,660       681      1,830
Discount Accreted to Income..............................   (188)        --        --         --
Net Charge Offs..........................................   (420)      (819)     (191)      (757)
                                                           -----     ------     -----     ------
Balances, End of Period..................................  $ 159     $1,000     $ 649     $2,073
                                                           =====     ======     =====     ======
Allowance as % of Principal..............................   9.8%       7.2%     11.1%       8.1%
                                                           =====     ======     =====     ======

     Each of the contracts acquired from Third Party Dealers is purchased at a discount to the principal amount of the contract. Beginning January 1, 1995, the Company has allocated nonrefundable discounts to the Allowance. In 1994, the acquisition discount averaged $504 per contract, or 12.5% of the principal balance. In 1995, the acquisition discount averaged $551 per contract, or 10.1% of the principal balance. As a percentage of Third Party Dealer contracts purchased, the discount has decreased from 1994 through the end of the second quarter of 1996, averaging 12.4% and 10.6% for the six months ended June 30, 1995 and 1996, respectively, and reflecting the increase in the quality of contracts purchased. The increase in the Allowance for Credit Losses at June 30, 1996 compared to December 31, 1995 is attributable to the difference in the time at which the discount is acquired and credited to the Allowance and the time at which the Allowance is reduced through expected charge offs.

     As with the Allowance on Company Dealership contracts, the Company does not allocate any portion of the unearned interest income on its Third Party Dealer contracts to its Allowance for Credit Losses. Accordingly, the Company's unearned finance income is comprised of the full APR on its contracts.

     Net Charge Offs. The following table sets forth information regarding charge off activity for Third Party Dealer contracts for the years ended December 31, 1994 and 1995, and for the periods ended June 30, 1995 and 1996:

                                                            YEARS ENDED         SIX MONTHS ENDED
                                                           DECEMBER 31,             JUNE 30,
                                                         -----------------     ------------------
                                                          1994       1995       1995       1996
                                                         ------     ------     ------     -------
                                                                      (IN THOUSANDS)
Principal Balances:
  Collateral Repossessed...............................  $  290     $  806     $  122     $ 1,067
  Other................................................     107        220         53         225
                                                         ------     ------     ------     -------
  Total Principal Balances.............................     397      1,026        175       1,292
  Accrued Interest.....................................      23         59         16          60
  Recoveries, net......................................      --       (266)        --        (595)
                                                         ------     ------     ------     -------
Net Charge Offs........................................  $  420     $  819     $  191     $   757
                                                         ======     ======     ======     =======
Average Principal Outstanding..........................  $1,788     $6,889     $2,752     $18,810
                                                         ======     ======     ======     =======
Net Charge Offs as % of Average Principal
  Outstanding..........................................   23.5%      11.9%       6.9%        4.0%
                                                         ======     ======     ======     =======

     The Company significantly revised and expanded its Third Party Dealer program in April 1995. Prior to April 1995, the Company purchased from Third Party Dealers, at discounts of approximately 15.0% to 25.0%, contracts with average principal balances of approximately $4,000 bearing a typical APR of 29.9%. Under the Company's current program, which is aimed at more creditworthy borrowers, it purchases from Third Party Dealers, at discounts averaging approximately 10.0%, contracts with average principal balances of approximately $5,600 bearing an average APR of 25.0%. As a result, Net Charge Offs as a percentage of Third Party Dealer contract average principal balances were 23.5% in the year ended December 31, 1994, and 6.9% in the six months ended June 30, 1995 versus 11.9% in the year ended December 31, 1995 and 4.0% in the six months ended June 30, 1996. This continued improvement in Net Charge Off percentage is considered by management in reviewing the adequacy of the Allowance for Credit Losses as a percentage of contract principal balances outstanding.

     The Company's Net Charge Offs on its Third Party Dealer contract portfolio are significantly lower than those incurred on its Company Dealership contract portfolio. See "-- Allowance for Credit Losses -- Contracts Originated at Company Dealerships -- Allowance Attributable to Contracts Originated at Company Dealerships." This is attributable to the generally more creditworthy customers served by Third Party Dealers and the relationship of the average amount financed to the underlying collateral's wholesale value. In its Third Party Dealer portfolio, the Company generally limits its investment (advance to wholesale book ratio) to not more than 120.0% of the wholesale value of the underlying car, although the Company will make exceptions on a case-by-case basis. For 1995, the advance to wholesale book ratio on the Third Party Dealer portfolio averaged 117.0%, as compared to 184.0% for the Company Dealership portfolio (105.0% of Kelly Blue Book retail value). Accordingly, when it becomes necessary to repossess the collateral securing Third Party Dealer contracts, the Company's net recovery is expected to be approximately 45.0% to 55.0% of the outstanding contract balance, while on the Company Dealership portfolio the net recovery is expected to be approximately 33.0%. See "Business -- Comparison of Contracts Originated at Company Dealerships and Third Party Dealers."

     Recoveries averaged 25.9% of principal balances charged off on contracts purchased from Third Party Dealers in 1995 versus 46.1% for the six months ended June 30, 1996. Management believes that the recoveries in 1995 related primarily to contracts purchased prior to April 1995. Since then, the Company has purchased contracts with more creditworthy borrowers, where the value of the amount financed more closely approximates the wholesale value of the car.

     Static Pool Analysis. Although the Company intends to apply static pool analysis to its Third Party Dealer portfolio, this portfolio has not had sufficient seasoning for meaningful analysis. While the static pool information is developing, management evaluates the adequacy of the Allowance for the Third Party Dealer portfolio through comparisons in the characteristics of collateral ratios and borrowers on the Third Party Dealer contracts versus those of the Company Dealership contracts, as well as through comparisons of actual contract performance and portfolio delinquency.

     Delinquencies. Major factors in determining the expected collectability and performance of the Company's Third Party Dealer portfolio are current delinquencies and historical trends. The following table reflects the principal balance of delinquent Third Party Dealer contracts as a percentage of total outstanding contract principal balances of the Third Party Dealer portfolio as of December 31, 1993, 1994 and 1995, and as of June 30, 1995 and 1996.

                                      YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------      -------------------------
                                    1993        1994        1995            1995           1996
                                  ---------   ---------   ---------      ----------     ----------
DELINQUENCY PERCENTAGES:
Principal Balances 31 to 60
  Days..........................      --         6.0%        1.2%            1.3%           1.4%
Principal Balances Over 60
  Days..........................      --         2.6         0.4             0.2            0.2
                                     ---         ---        ----           --- -          --- -
Total Over 30 Days..............      --         8.6%        1.6%            1.5%           1.6%
                                     ===         ===        ====            ====           ====

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital to support increases in its contract portfolio, expansion of Company Dealerships and Branch Offices, the purchase of inventories, the purchase of property and equipment, and for working capital and general corporate purposes. The funding sources available to the Company include operating cash flow and supplemental borrowings.

     The Company's Net Cash Provided by Operating Activities decreased by 10.5% from $3.8 million in 1993 to $3.4 million in 1994, and then increased by 85.3% to $6.3 million in 1995. The decrease from 1993 to 1994 was primarily attributable to significant increases in inventory in connection with the Company's opening of four new Company Dealerships, while the increase from 1994 to 1995 was primarily due to increases in accrued expenses and other long-term liabilities. The Net Cash Used in Investing Activities increased by 121.5% from $9.3 million in 1993 to $20.6 million in 1994 and then increased by 76.7% to $36.4 million in 1995. The principal uses in 1994 were $15.0 million for the increase in the contract portfolio and $5.3 million for the purchase of property and equipment. The principal uses in 1995 were $33.2 million for the increase in the contract portfolio and $3.2 million for purchase of property and equipment.

     The Company's Net Cash Provided by Operating Activities increased by 157.1% from $4.2 million for the six months ended June 30, 1995 to $10.8 million for the six months ended June 30, 1996. The increase was primarily due to increases in Net Earnings, Provision for Credit Losses, Accounts Payable and Accrued Expenses, and other long-term liabilities and a decrease in refundable income taxes offset by the Gain on Sale of Finance Receivables. The Net Cash Used in Investing Activities decreased by 12.0% from $17.5 million in the six months ended June 30, 1995 to $15.4 million in the six months ended June 30, 1996. The $18.4 million provided by the sale of finance receivables and the $19.0 million provided by collections on finance receivables were offset by the $44.3 million used in the increase in finance receivables, $6.6 million used for the increase in Investments Arising from Finance Receivables Sold, and $2.1 million used for the purchases of property and equipment.

     The Company's Net Cash Provided by Financing Activities in 1995 was $31.3 million, the primary sources of which were the Revolving Facility with GE Capital, subordinated debt from Verde Investments, and a convertible note issued to SunAmerica. The Company's Net Cash Provided by Financing Activities decreased by 74.1% from $13.5 million in the six months ended June 30, 1995 to $3.5 million in the six months ended June 30, 1996. The primary financing activities in the first six months of 1996 were the $14.9 million in proceeds from the issuance of Common Stock and corresponding $10.2 million reduction in the Revolving Facility.

     Revolving Facility. The Revolving Facility with GE Capital has a maximum commitment of up to $50.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 90.0% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew the Revolving Facility for one additional year. The facility is secured by substantially all of the Company's assets. As of June 30, 1996, the Company's borrowing capacity under the Revolving Facility was approximately $38.0 million, the aggregate principal amount outstanding under the Revolving Facility was $20.6 million, and the amount available to be borrowed under the facility was $17.4 million. The Revolving Facility bears interest at the 30-day LIBOR plus 3.6%, payable daily (total rate of 9.1% as of October 23, 1996). The Company intends to use a portion of the net proceeds of the Company Offering to temporarily repay indebtedness under the Revolving Facility.

     The Revolving Facility contains covenants that, among other things, limit the Company's ability to, without GE Capital's consent: (i) incur additional indebtedness; (ii) engage in securitization transactions; (iii) merge with, consolidate with, acquire, or otherwise combine with any other person or entity, transfer any division or segment of its operations to another person or entity, or form new subsidiaries; (iv) make changes in its capital structure; (v) pay dividends or make certain other distributions; (vi) make certain investments and capital expenditures; and (vii) engage in certain transactions with affiliates. These covenants also require the Company to maintain specified financial ratios and comply with all laws relating to the Company's business. The Revolving Facility also provides that a transfer of ownership of the Company that results in less than 25.0% of the Company's voting stock being owned by Mr. Ernest C. Garcia, II, will result in an event of default under the Revolving Facility. No such default will occur as a result of the Company Offering.

     Subordinated Indebtedness and Preferred Stock. The Company has borrowed substantial amounts from Verde Investments, a company owned by the Company's Chairman, Chief Executive Officer and principal stockholder. The balances outstanding to Verde Investments under these arrangements totaled $8.9 million as of December 31, 1993, $18.3 million as of December 31, 1994, and $14.6 million as of December 31, 1995 ($24.6 million prior to the conversion of $10.0 million to Preferred Stock as discussed below), and $14.0 million as of June 30, 1996. Effective June 21, 1996, the annual interest rate on these borrowings was reduced from 18.0% to 10.0%. The Company is required to make monthly payments of interest and annual payments of principal in the amount of $2.0 million. The debt is junior to all of the Company's other indebtedness and the Company may suspend interest and principal payments in the event it is in default on obligations to any other creditors. See "Recapitalization and Related Transactions."

     On December 31, 1995, Verde converted $10.0 million of subordinated debt to Preferred Stock of the Company. Prior to June 21, 1996, the Preferred Stock accrued a dividend of 12.0% annually, increasing one percent per year up to a maximum of 18.0%. Effective June 21, 1996, the dividend on the Preferred Stock was decreased from 12.0% to 10.0%. See "Recapitalization and Related Transactions," and "Description of Capital Stock -- Preferred Stock." The Preferred Stock will be redeemed from the proceeds of the Company Offering.

     Convertible Note. In August 1995, the Company entered into a note purchase agreement with SunAmerica pursuant to which SunAmerica purchased a $3.0 million convertible subordinated note. The convertible note, which was due June 30, 1998, bore interest at a rate of 12.5%, payable quarterly, and was secured by a pledge of the Common Stock of the Company held by the Company's Chairman, Chief Executive Officer and principal stockholder. Effective June 21, 1996, SunAmerica converted the note into Common Stock (444,444 shares at the initial public offering price of $6.75 per share). In return for the conversion, the Company granted SunAmerica a ten-year warrant to purchase 116,000 shares of Common Stock at the initial public offering price per share and paid fees to SunAmerica totaling $150,000. See "Recapitalization and Related Transactions."

     Securitizations. SunAmerica and the Company have entered into the Securitization Program under which SunAmerica may purchase up to $175.0 million of certificates secured by contracts. The Securitization Program is intended to provide the Company with an additional source of funding to the Revolving Facility. At the closing of each securitization, the Company receives payment from SunAmerica for the certificates sold (net of investments held in trust). The Company also generates cash flow under this program from ongoing servicing fees and excess cash flow distributions resulting from the difference between the payments received from customers on the contracts and the payments paid to SunAmerica.

     Although the Securitization Program had significant up-front expenses which reduced the Company's gain on sale on the first pool of contracts securitized, ongoing funding costs have been lower than those of the Revolving Facility. In addition, securitization allows the Company to fix its borrowing cost for a given contract portfolio, broadens the Company's capital source alternatives, and provides a higher advance rate than that available under the Revolving Facility.

     Capital Expenditures and Commitments. The Company has acquired the leasehold rights to an existing dealership in Las Vegas, Nevada, has three other dealerships (one in Phoenix, Arizona and two in Albuquerque, New Mexico) and a reconditioning facility (in Albuquerque, New Mexico), currently under development, and has begun an expansion of its contract servicing and collection facility. In addition, the Company intends to open eight new Branch Offices during the fourth quarter of 1996. The Company intends to continue its aggressive growth strategy, developing or acquiring additional Company Dealerships and opening 15 or more new Branch Offices through the end of 1997. The Company believes that it will expend an average of approximately $1.5 million to $1.7 million (excluding inventory) to develop each new Company Dealership and $50,000 to establish each new Branch Office. The Company intends to finance these expenditures through operating cash flows, supplemental borrowings, (including under the Revolving Facility), and the proceeds of the Company Offering.

SEASONALITY

     Historically, the Company has experienced higher revenues in the first two quarters of the year than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting in part from the fact that many of its customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used car purchases.

INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's borrowings would decrease the profitability of the Company's existing portfolio. The Company will seek to limit this risk through its Securitization Program and, to the extent market conditions permit, for contracts originated at Company Dealerships, either by increasing the interest rate charged, or the profit margin on, the cars sold, or for contracts acquired from Third Party Dealers, either by acquiring contracts at a higher discount or with a higher APR. To date, inflation has not had a significant impact on the Company's operations.

ACCOUNTING MATTERS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " (SFAS No. 121), which the Company adopted for its fiscal year beginning January 1, 1996, requires "that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable." The adoption of SFAS No. 121 did not have any effect on the Company's financial position.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) establishes financial accounting and reporting standards for stock-based employee compensation plans. These plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples include stock purchase plans, stock options, restricted stock, and stock appreciation rights. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. These transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the equity instruments issued, whichever is the more reliable measure. The Company will adopt the disclosure requirements of SFAS No. 123 for its fiscal year ending December 31, 1996.

     Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125), which the Company will adopt for its fiscal year beginning January 1, 1997, establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Management has not determined the impact that adoption of SFAS No. 125 will have on the Company.

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

                                    BUSINESS

GENERAL

     Ugly Duckling Corporation (the "Company") operates one of the largest chains of Buy Here-Pay Here used car dealerships in the United States and underwrites, finances, and services retail installment contracts generated from the sale of used cars by its Company Dealerships and by Third Party Dealers located in selected markets throughout the country. As part of its financing activities, the Company has initiated the Cygnet Dealer Program pursuant to which it intends to provide qualified Third Party Dealers with operating credit lines secured by the dealers' retail installment contract portfolios. The Company targets its products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to Sub-Prime Borrowers.

     The rapidly growing used car sales and finance industry achieved record sales in 1995 of 30.5 million units, representing approximately $290.0 billion in sales. During this same period, more than $185.0 billion in retail installment contracts were originated through the sale of used cars. Of these totals, approximately 11.0 million units were sold to Sub-Prime Borrowers, generating approximately $50.0 billion in retail installment contracts.

     Consistent with the industry's growth, the Company has expanded significantly in recent periods. From 1994 to 1995, total revenues increased by 72.2% from $33.8 million to $58.2 million. Reflecting development of its infrastructure and expansion of its operations, the Company incurred losses of approximately $2.0 million and $4.0 million for these periods, respectively.

     For the six months ended June 30, 1996, the Company's revenues totaled $39.5 million, including $30.2 million on the sale of more than 4,000 used cars and $7.1 million in finance income. During this period, the Company achieved profitability with net earnings before preferred stock dividends of approximately $2.1 million, including $1.2 million from the sale of contract receivables under the Securitization Program. The Company originated more than 3,800 contracts through its Company Dealerships with an aggregate principal balance of $27.1 million and purchased more than 3,000 contracts from Third Party Dealers with an aggregate principal balance of $17.2 million during the six months ended June 30, 1996. The principal balance of the Company's total contract portfolio serviced as of June 30, 1996, was $71.3 million, including $20.5 million in contracts serviced under the Securitization Program.

OVERVIEW OF USED CAR SALES AND FINANCE INDUSTRY

     Used Car Sales. Used car retail sales typically occur through franchised new car dealerships that sell used cars or independent used car dealerships. The market for used car sales in the United States is significant and has steadily increased over the past five years. The Company believes that the factors that have led to growth in this industry include substantial increases in new car prices, which have made new cars less affordable to the average consumer relative to used cars, the greater reliability and durability of used cars resulting from the production of higher quality cars, and the increasing number of vehicles coming off-lease in recent years. Many analysts expect these trends to continue, leading to further expansion of the used car sales market.

     The used car sales industry is highly fragmented and, traditionally, sales to customers have occurred through franchised and independent dealerships owned by individuals, families, and small groups. According to industry sources, there are over 23,000 franchised and 63,000 independent used car dealership locations in the United States. Used car sales from franchised dealerships (or affiliated used-only car lots) accounted for approximately 61.3% of used car sales during 1995, with the remaining 38.7% resulting from sales by independent dealerships. Approximately 675 independent used car dealerships are located in Arizona.

     The Company participates in the sub-prime segment of the independent used car sales and finance market. This segment is serviced primarily by Buy Here-Pay Here dealers that sell and finance the sale of used cars to Sub-Prime Borrowers. Buy Here-Pay Here dealers typically offer their customers certain advantages over more traditional financing sources, such as expanded credit opportunities, flexible payment terms (including prorating customer payments due within one month into several smaller payments and scheduling payments to coincide with a customer's pay days), and the ability to make payments in person, an important feature to many Sub-Prime Borrowers who may not have checking accounts or are otherwise unable to make payments by the due date through use of the mail because of the timing of paychecks.

     Recently, the growth of the used car sales and finance market has attracted significant attention from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., and Driver's Mart, which have entered the used car sales business or announced plans to develop large used car sales operations. The Company believes that these companies are attracted by the relatively high gross margins that can be earned in this business and the lack of consolidation in this market. None of these companies have indicated an intention to focus on the Buy Here-Pay Here segment.

     Used Car Financing. The automobile financing industry is the third-largest consumer finance market in the country, after mortgage debt and credit card revolving debt, with more than $350.0 billion in contracts on new and used cars originated in 1995. The sub-prime segment of this industry accounted for approximately $50.0 billion of the overall market. Growth in automobile financing has been fueled by the increasing prices of both new and used cars, which has forced greater numbers of purchasers to seek financing when purchasing a car. This industry is served by such traditional lending sources as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and Buy Here-Pay Here dealers. In general, the industry is categorized according to the type of car sold (new versus used) and the credit characteristics of the borrower. With respect to the borrowers, finance companies classify such individuals according to the following generalized criteria:

     - An "A" credit or "prime" borrower is a person who has a long credit history with no defaults, has been employed in the same job for a period of at least 18 months, and can easily finance a new car purchase through a bank, a captive finance subsidiary of an automobile manufacturer, or an independent finance company.

     - A "B" credit or "non-prime" borrower is a person who has a substantial credit history that includes late payments, an inconsistent employment history, or significant or unresolved problems with credit in the past. To finance a used car purchase, this borrower will generally not be able to obtain a loan from a captive finance subsidiary or a bank, and will have to obtain financing from an independent finance company that lends into this market category.

     - A "C" credit or "sub-prime" borrower generally has little or no credit history or a credit history characterized by consistently late payments and sporadic employment. Like "B" credit borrowers, "C" credit borrowers generally are not able to obtain a loan from a captive finance subsidiary or a bank, and have to obtain financing from an independent finance company that lends into this market category.

     - A "D" credit borrower is also referred to as a "sub-prime" borrower. These persons, however, in addition to having an unfavorable employment history, have also experienced debt charge offs, foreclosures, or personal bankruptcy. In purchasing a car, this borrower's only choice is to obtain financing from an independent finance company or through a Buy Here-Pay Here lot.

     As with its sales operations, the Company's finance operations are directed to the sub-prime segment of the market. In particular, the finance operations of Company Dealerships are directed toward Sub-Prime Borrowers classified in the "C" and "D" categories, while its Third Party Dealer finance operations are generally directed to "C" credit borrowers. Despite significant opportunities, many of the traditional lending sources do not consistently provide financing to the sub-prime consumer finance market. The Company believes traditional lenders avoid this market because of its high credit risk and the associated collection efforts.

     Many of the 63,000 independent used car dealers are not able to obtain debt financing from traditional lending sources such as banks, credit unions, or major finance companies. These dealers typically finance their operations through the sale of contract receivables at a substantial discount. The Company believes that independent dealers prefer to finance their operations through credit facilities that enable them to retain their receivables, thereby increasing their finance income. Accordingly, the Company believes that there is a substantial opportunity for a company capable of serving the needs of such dealers to make significant penetration into this underdeveloped segment of the sub-prime market.

     The industry statistical information presented herein is derived from information provided to the Company by CNW Marketing/Research of Bandon, Oregon.

BUSINESS STRATEGY

     The Company intends to leverage its management team, collection facilities, computer networks, and capital base to grow its Company Dealership and Third Party Dealer operations, both in Arizona and in other geographic locales.

     Expand Company Dealership Operations. Since commencing its used car sales and financing operations in 1992, the Company has pursued an aggressive growth strategy through both internal development and acquisition. As of September 30, 1996, the Company had developed or acquired eight Company Dealerships. Recently, the Company acquired the leasehold rights to an existing dealership in Las Vegas, Nevada, and has three other dealerships currently under development (one in Phoenix, Arizona and two in Albuquerque, New Mexico). The Company intends to continue the aggressive development or acquisition of Company Dealerships throughout the southwestern United States and in other locations where opportunities may arise.

     The Company distinguishes its direct sales and financing operations from typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, and dedication to customer service. The Company has designed and implemented a marketing program featuring its animated duck mascot that promotes its image as a professional, yet approachable, operation, in contrast to the generally unfavorable public image of many Buy Here-Pay Here dealers. In addition, the Company has developed flexible underwriting guidelines and techniques, which combine established underwriting criteria with managerial discretion, to facilitate rapid credit decisions, as well as an integrated, technology-based corporate infrastructure that enables the Company to monitor and service large volumes of contracts.

     Expand Third Party Dealer Operations. The Company has leveraged the contract servicing experience and capabilities it acquired through its Company Dealership activities by purchasing and servicing contracts originated by Third Party Dealers. As of September 30, 1996, the Company had opened twenty-two Branch Offices (six in Texas, five in Arizona, four in Indiana, two each in Colorado, Florida, and Nevada, and one in New Mexico), nine of which opened in the third quarter of 1996. These Branch Offices service approximately 800 Third Party Dealers. The Company continually evaluates expansion of its Third Party Dealer operations into additional geographic areas. In this regard, the Company intends to open eight new Branch Offices during the fourth quarter of 1996, and anticipates opening 15 or more additional Branch Offices in various states in 1997.

     Implement New Products and Services. The Company is in the process of expanding its Third Party Dealer operations by implementing the Cygnet Dealer Program. The Company believes that providing operating credit lines to qualified Third Party Dealers will give such dealers a unique opportunity to obtain the debt financing necessary to expand their businesses while enabling the Company to earn additional finance income and diversify its earning asset base. The Company also believes that the relationships established with these dealers will provide it with a preferred position to acquire retail installment contracts from them. Such contract purchases would provide these dealers with an additional source of financing and enable the Company to further expand its contract portfolio. The Company anticipates that it will begin testing this program with selected Third Party Dealers during the fourth quarter of 1996 and will begin full-scale marketing of the program during the first quarter of 1997.

     The Company also intends to expand its insurance operations, which to date consist of force placing casualty insurance on its Third Party Dealer contracts. Among other things, the Company is evaluating the sale of other insurance products to its customer base and recently entered into a letter of intent to acquire an existing insurance agency. See "-- Third Party Dealer Operations."

COMPANY DEALERSHIP OPERATIONS

     Company Dealership operations include the retail sale of used cars and the underwriting, financing, and servicing of contracts originated from such sales. The Company's total revenues from its Company Dealership operations were $15.6 million, $32.5 million, and $56.1 million ($46.6 million excluding sales at the Gilbert Dealership) for fiscal years 1993, 1994, and 1995, respectively. See "Selected Consolidated Financial Data."

     Retail Car Sales. The Company operates a chain of eight used car dealerships in Arizona. The Company distinguishes its Company Dealership operations from those of typical Buy Here-Pay Here dealers through its network of multiple locations, upgraded facilities, large inventories of used cars, centralized purchasing, value-added marketing programs, and dedication to customer service. All Company Dealerships are located in high visibility, high traffic commercial areas, and generally are newer and cleaner in appearance than other Buy Here-Pay Here dealers, which helps promote the Company's image as a friendly and reputable business. The Company believes that these factors, coupled with its widespread brand name recognition (achieved through extensive promotion of its duck mascot and logo), enable it to attract customers who might otherwise visit another Buy Here-Pay Here dealer.

     Company Dealerships generally maintain an average inventory of 100 to 300 used cars and feature a wide selection of makes and models (with ages generally ranging from 5 to 10 years) and a range of sale prices, all of which enables the Company to meet the tastes and budgets of a broad range of potential customers. The Company acquires its inventory from new or late-model used car dealers, used car wholesalers, used car auctions, and customer trade-ins, as well as from repossessions. The Company's size enables it to cut inventory costs by making volume purchases for all Company Dealerships. In making its purchases, the Company takes into account each car's retail value and the costs of buying, reconditioning, and delivering the car for resale. After purchase, cars are delivered to the individual dealerships, where they are inspected and reconditioned for sale. Although the prices of used cars are subject to market variance, the Company does not believe that it will encounter significant difficulty in maintaining its current inventory levels.

     The average sales price per car at Company Dealerships was $7,206 for the six months ended June 30, 1996, and $6,065 for the fiscal year ended December 31, 1995 (exclusive of sales at the Company's Gilbert Dealership). Company Dealerships use a standardized sales contract that typically provides for down payments of approximately 10.0% to 15.0% of the purchase price with the balance of the purchase price financed at a fixed interest rate of 29.9% over periods ranging from 12 to 36 months. The Company sells cars on an "as is" basis, and requires its customers to sign an agreement at the date of sale releasing the Company from any obligation with respect to vehicle-related problems that subsequently occur. See "-- Legal Proceedings."

     Used Car Financing. The Company finances approximately 90.0% of the used car sales at its Company Dealerships through retail installment contracts that the Company services. Subject to the discretion of its sales managers, potential customers must meet the Company's underwriting guidelines, referred to as minimum deal standards, before the Company will agree to finance the purchase of a car. The Company created these minimum deal standards to control its exposure to credit risk while providing its sales managers with sufficient flexibility to consummate sales when appropriate. In connection with each sale, customers are required to complete a credit application. Company personnel analyze and verify the application, which contains employment and residence histories, income information, and references, as well as the customer's personal cash flow statement (taking into account the completion of the sale), credit bureau reports, and other information regarding the customer's credit history.

     The Company's credit underwriting process takes into account the ability of its managers and other sales employees, who have extensive experience, to make sound judgments regarding the extension of credit to Sub-Prime Borrowers and to personalize financing terms to meet the needs of individual customers. For example, contract payments may be scheduled to coincide with the customer's pay days, whether weekly, biweekly, semi-monthly, or monthly. In addition, each manager makes credit approvals only after a "face-to-face" interview with the potential customer in which the manager gains firsthand information regarding the customer's financial situation, sources of income, and past credit problems. The Company believes that its customers value the expanded credit opportunities that such flexibility provides and, consequently, will pay a higher price for their cars. The Company believes that the higher prices it charges are necessary to fund the high rate of credit losses incurred as a result of financing Sub-Prime Borrowers. To the extent the Company is unable to charge such higher prices or otherwise obtain acceptable margins, its results of operations will be adversely affected.

     Subsequent to each sale, all finance transactions are "audited" by the Company's portfolio manager and reviewed for compliance with the Company's underwriting standards. To the extent such audits reveal non-compliance, such non-compliance is discussed with dealership management and, where appropriate, remedial action is taken against the responsible manager, ranging from oral or written reprimands to termination.

     The Company's use of wide area and local area networks enables it to service large volumes of contracts from its centralized servicing facilities while allowing the customer the flexibility to make payments at and otherwise deal with the individual dealerships. In addition, the Company has developed comprehensive databases and sophisticated management tools, including static pool analysis, to analyze customer payment history and contract performance and to monitor underwriting effectiveness.

     Advertising and Marketing. The Company believes that it maintains the largest advertising budget of any Buy Here-Pay Here dealer in Arizona. In general, the Company's advertising campaigns emphasize its multiple locations, wide selection of quality used cars, and ability to provide financing to most Sub-Prime Borrowers. The Company's advertising campaign revolves around a series of television commercials that feature the Company's animated duck mascot, as well as complementary radio, billboard, and print advertisements. The Company believes that its marketing approach creates brand name recognition and promotes its image as a professional, yet approachable, business, in contrast to the lack of name recognition and generally unfavorable public image of many Buy Here-Pay Here dealers. The Company believes that its advertising has helped establish it as the most widely recognized Buy Here-Pay Here dealership network in Arizona.

     A primary focus of the Company's marketing strategy is its ability to finance consumers with poor credit histories. Under the slogan "Ugly Duckling Car Sales -- Putting You on the Road to Good Credit," the Company has initiated innovative marketing programs designed to attract Sub-Prime Borrowers, assist such customers in reestablishing their credit, reward those customers who pay on time, develop customer loyalty, and increase referral and repeat business. Among these programs are:

     - The Down Payment Back Program. This program encourages customers to make timely payments on their contracts by enabling them to receive a refund of their initial down payment (typically representing 10.0%-15.0% of the initial purchase price of the car) at the end of the contract term if all payments have been made by the scheduled due date.

     - The Income Tax Refund Program. During the first quarter of each year, the Company offers assistance to customers in the preparation of their income tax returns, including forwarding customers' tax information to a designated preparer, paying the preparation fee, and, if there is a forthcoming tax refund, crediting such refund toward the required down payment. This program enables customers to purchase cars without having to wait to receive their income tax refund.

     - Secured $250 Visa Card Program. Pursuant to this program, the Company arranges for qualified applicants to obtain a Visa credit card secured by a nonrefundable $250 payment made by the Company to the credit card company. This program offers otherwise unqualified customers the chance to obtain the convenience of a credit card and rebuild their credit records.

     The Company also utilizes various telemarketing programs. For example, potential customers are contacted within several days of their visit to a Company Dealership to follow up on leads and obtain information regarding their experience while at a Company Dealership. In addition, customers with satisfactory payment histories are contacted several months before contract maturity and are offered an opportunity to purchase another vehicle with a nominal down payment requirement. The Company also maintains a loan-by-phone program utilizing its toll-free telephone number of 1-800-THE-DUCK.

     Sales Personnel and Compensation. Each Company Dealership is run by a general manager who has complete responsibility for the operations of the dealership facility, including final approval of sales and contract originations, inventory maintenance, the appearance and condition of the facility, and the hiring, training, and performance of Company Dealership employees. In addition to the general manager, the Company typically staffs each dealership with, among others, up to three sales managers, an office manager, a lot supervisor, five to twelve salespersons, and several mechanics.

     The Company trains its managers to be contract underwriters. The Company pays its managers a base salary and allows them to earn bonuses based upon a variety of factors, including the overall performance of the contract portfolio originated. Although sales persons are paid on commission, each sale must be underwritten and approved by a manager. By giving its managers a strong incentive to underwrite quality contracts, the Company believes that it can maintain its current level of credit losses while continuing to achieve significant growth in sales revenue.

THIRD PARTY DEALER OPERATIONS

     Contract Purchasing. In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company, primarily for its management expertise and contract servicing software and systems. Champion had a portfolio of approximately $1.9 million in sub-prime contracts averaging approximately $2,000 in principal amount. For the balance of 1994, the Company purchased an additional $1.7 million in contracts.

     In April 1995, the Company initiated an aggressive plan for purchasing contracts from Third Party Dealers and by September 30, 1996 had opened twenty-two Branch Offices in seven different states throughout the country and entered into contract purchasing agreements with approximately 800 Third Party Dealers. The Company has hired experienced branch managers having existing relationships with Third Party Dealers and opened Branch Offices near its Third Party Dealers to better service their needs. The Company services the Third Party Dealer contract portfolio from its centralized collection and servicing centers. The expansion of its Third Party Dealer network enabled the Company to leverage its existing infrastructure and increase its contract portfolio much more quickly than it could through the planned expansion of its Company Dealerships. The Company was also able to increase the socioeconomic and geographic diversity of its contract portfolio by purchasing higher quality contracts and contracts from areas where there are no Company Dealerships.

     The Company generally purchases contracts from Third Party Dealers that are originated with customers possessing financial characteristics superior to those of Company Dealership customers and that reflect principal amounts closer to the actual wholesale value of the underlying car. Consequently, its Third Party Dealer contracts generally present a reduced credit and collateral risk. The Company's total revenues from its Third Party Dealer operations were $710,000 and $1.8 million in fiscal years 1994 and 1995, respectively, and $2.5 million for the six months ended June 30, 1996. See "Selected Consolidated Financial Data."

     The Company purchases contracts from Third Party Dealers at a nonrefundable acquisition discount from the principal amount of the contract that generally ranges from 5.0% to 20.0%, and averages approximately 10.0%. The Company determines the appropriate discount needed to cover estimated losses on a contract-by-contract basis, taking into account, among other things, the principal amount of the contract in relation to the wholesale value of the underlying car and the credit risk presented by the particular customer. The Company generally will not purchase a contract from a Third Party Dealer if the discounted price exceeds 120.0% of the Kelly Blue Book wholesale value of the underlying car plus license and tax, although it will make exceptions on a contract-by-contract basis. If the Company cannot negotiate an appropriate discount, it will not purchase the contract.

     As of September 30, 1996, the Company had established twenty-two Branch Offices in seven states for the purpose of identifying, and purchasing contracts from, Third Party Dealers interested in affiliating with the Company. When opening a new office, the Company hires experienced branch managers having existing relationships with Third Party Dealers. The Company's branch managers have an average of approximately nine years of experience in the sub-prime automobile finance industry. Upon the execution of a dealer agreement with a Third Party Dealer, Branch Office employees will introduce the dealer to the Company's systems and procedures. The Company provides uniform contract buying criteria as well as expedient application processing and funding. The Company expects its Branch Office employees to develop and maintain excellent relationships with its Third Party Dealers.

     Branch Office employees monitor and evaluate Third Party Dealer contracts for conformity to established policies and procedures. Selected finance transactions are examined each month and a written report on each Branch Office is prepared. Included in the report is an evaluation of Branch Office decisions and practices as well as the portfolio performance of individual Third Party Dealers. Branch Office management is notified and counseled with respect to variances from underwriting standards that are found. Branch Office management monitors the first six months of contract performance. Substandard contract performance during this period is discussed with the Third Party Dealers.

     Collateralized Dealer Financing. The Company believes that many Third Party Dealers have difficulty obtaining traditional debt financing and, as a result, are forced to sell the contracts that they originate through used car sales at deep discounts in order to obtain the working capital necessary to operate their businesses. To capitalize on this opportunity, the Company intends to implement the Cygnet Dealer Program, pursuant to which it will provide qualified Third Party Dealers (generally, dealers that meet certain minimum net worth and operating history criteria) with operating credit lines secured by the dealers' retail installment contract portfolios. These lines will be for a specified amount but will in all cases be subject to various collateral coverage ratios, maximum advance rates, and performance measurements depending on financial condition of the dealer and the quality of the contracts originated. As a condition to providing such financing, the Company will require each dealer to upload its portfolio information to the Company's computer network on a daily basis, utilize the Company's management information systems, and provide the Company with periodic financial statements in a standardized format. These controls will allow Company account officers, who will oversee the operations of each dealer participating in the program, to maintain supervision over the dealers, thereby enabling the account officers to ensure dealer compliance with financial covenants and determine the appropriateness of continued credit extensions.

     The Company believes that the Cygnet Dealer Program will fulfill the need of Third Party Dealers for debt financing to expand their businesses while enabling the Company to earn finance income at favorable rates and diversify its earning asset base. The Company also believes that the relationships established with these dealers will provide it with a preferred position to acquire retail installment contracts from them. Such contract purchases would provide these dealers with an additional source of financing and enable the Company to further expand its contract portfolio. The Company has hired a person with extensive sub-prime finance industry experience to oversee the Cygnet Dealer Program and expects to begin implementing the program with one or more selected Third Party Dealers during the fourth quarter of 1996. The Company expects to begin full-scale marketing of the program during the first quarter of 1997, although the program is not expected to begin generating any substantial revenue before the second quarter of 1997.

     Insurance Services. The retail installment contracts that the Company purchases from Third Party Dealers generally require the customers to obtain casualty insurance within 30 days of their vehicle purchase. While all customers are free to obtain such coverage from an insurer of their choice, if a customer fails to obtain the required coverage, the Company may purchase a policy on the customer's behalf and charge back to the customer the cost of the premiums and fees associated with such policy. The Company's ability to force place such insurance has significantly increased the number of customers who have obtained their own casualty insurance.

     To facilitate its ability to force place mandated insurance coverage, the Company has contracted with American Bankers Insurance Group ("ABIG"), a licensed property, casualty, and life insurance company. Through its subsidiary, Drake Insurance Agency, Inc., which acts as agent for ABIG, the Company places casualty insurance policies issued by ABIG with Third Party Dealer customers. These policies provide for a maximum payment on a claim equal to the current contract principal balance. ABIG, in turn, reinsures the policies it issues with Drake Property & Casualty Insurance Company, one of the Company's Turks and Caicos Islands-chartered and licensed reinsurance subsidiaries. Under the terms of its relationship with ABIG, the Company earns commissions on each policy issued by ABIG (which mitigate any credit loss the Company might suffer in the event of an otherwise uninsured casualty), while ABIG administers all accounts and claims and is responsible for regulatory compliance. As of September 30, 1996, the Company had placed casualty insurance policies with more than 600 customers. The Company anticipates expanding its insurance services to include the provision of credit life, disability, and unemployment insurance.

     In order to expand its insurance service capabilities, the Company entered into a letter of intent in October 1996 to acquire the capital stock of an insurance agency that provides insurance services primarily to the sub-prime segment of the automobile financing industry. The proposed purchase price includes a cash payment of $2.5 million and an additional payment (a portion of which may be made in Common Stock) based upon the retained earnings of the agency as of December 31, 1996 (which are not expected to exceed $1.5 million). The transaction, which would be accounted for under the purchase method of accounting, is subject to the negotiation and execution of definitive agreements, completion of due diligence, approval of the Company's Board of Directors, the receipt by the Company of the agency's audited financial statements, and other customary closing conditions, including regulatory approvals.

COMPARISON OF CONTRACTS ORIGINATED AT COMPANY DEALERSHIPS AND THIRD PARTY
DEALERS

     The chart below compares the characteristics of the average contract originated by Company Dealerships and purchased from Third Party Dealers from January 1996 through June 1996:

                                                                     COMPANY     THIRD PARTY
                                                                     -------     -----------
    Principal Amount of Contract...................................  $ 7,025       $ 5,601
    Annual Percentage Rate.........................................     29.8%         24.8%
    Loan Term (Months).............................................     37.5          32.7
    Total Down Payment.............................................  $   888       $ 1,377
    Company Cost or Third Party Dealer Advance.....................  $ 3,384       $ 5,016
    Blue Book Value (Wholesale)....................................  $ 3,742       $ 4,835
    Model Year.....................................................     1987          1988
    Age of Borrower................................................       34            34
    Annual Income..................................................  $25,314       $26,836
    Years at Current Residence.....................................      4.7           3.5
    Years at Current Job...........................................      2.9           3.2

     The Company expects that approximately 35.0% to 40.0% of Company Dealership contracts will ultimately default at some time prior to maturity. The aggregate principal balances of all Company Dealership contracts charged-off is estimated to be 30.0% of the original principal amount financed. Recoveries on the Company Dealership portfolio are expected to average approximately 33.0% of the principal balance charged-off, for a net loss of approximately 20.0% of the original principal amount financed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses -- Contracts Originated at Company Dealerships."

     The Company expects that approximately 20.0% to 25.0% of Third Party Dealer contracts will ultimately default at some time prior to maturity. The aggregate principal balances of all Third Party Dealer contracts charged-off is estimated to be 16.0% to 20.0% of the original principal amount financed. Recoveries on the Third Party Dealer portfolio are expected to average approximately 50.0% of the principal balance charged-off, for a net loss of approximately 8.0% to 10.0% of the original principal amount financed, which is the amount of the average acquisition discount included in the Company's Allowance for Credit Losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses -- Contracts Purchased From Third Party Dealers."

MONITORING AND COLLECTIONS

     The Company believes that its ability to minimize credit losses is due in great part to the sophisticated manner in which it monitors the Company Dealership and Third Party Dealer contracts in its portfolio.

     Upon the origination or purchase of a contract, Company personnel enter all terms of the contract into the Company's centralized computer system. The Company's monitoring and collections staff then utilizes the Company's collections software to monitor the performance of the contracts.

     The collections software provides the Company with, among other things, up-to-date activity reports, allowing immediate identification of customers whose accounts have become past due. In accordance with Company policy, collections personnel contact a customer with a past due account within three days of delinquency (or in the case of first payment delinquencies, within one day) to inquire as to the reasons for such delinquency and to suggest ways in which the customer can resolve the underlying problem, thereby enabling the customer to continue making payments and keep the car. The Company's early detection of a customer's delinquent status, as well as its commitment to working with its customers, allows it to identify and address payment problems quickly, thereby reducing the chance of credit loss. The successful results of this program are evidenced by the decline in the average percentage of the Company's contracts that are delinquent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses."

     If the Company's efforts to work with a customer are unsuccessful and the customer becomes seriously delinquent, the Company will take the necessary steps to protect its collateral. Frequently, delinquent customers will recognize their inability to honor their contractual obligations and will work with the Company to coordinate "voluntary repossessions" of their cars. For cases involving uncooperative customers, the Company retains independent firms to repossess the cars pursuant to prescribed legal procedures. Upon repossession and after a statutorily-mandated waiting period, the Company will recondition the car, if necessary, and sell it in the wholesale market or at retail through its Company Dealerships. The Company's statistics indicate that it recovers over 95.0% of the cars that it attempts to repossess, approximately 85.0% of which are sold on a wholesale basis and the remainder of which are sold through Company Dealerships. The Company's access to a retail outlet for its repossessed collateral provides the Company with additional flexibility with respect to the disposal of the collateral and helps lessen its credit losses. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Allowance for Credit Losses."

     Unlike most other used car dealerships with multiple locations or automobile finance companies, the Company permits its customers to make cash payments on their contracts in person at Company Dealerships or at the Company's collection facilities. Cash payments account for a significant portion of monthly contract receipts on the Company Dealership portfolio. The Company's computer technology enables it to process these payments on-line in real time and its internal procedures enable it to verify that such cash receipts are deposited and credited to the appropriate accounts.

COMPETITION

     Although the used car industry has historically been highly fragmented, it has attracted significant attention recently from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., and Driver's Mart, which have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised automobile dealers have increased their focus on the used car market as well. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market as well as the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company.

     The Company's targeted competition for its Company Dealerships are the numerous independent Buy Here-Pay Here dealers that sell and finance sales of used cars to Sub-Prime Borrowers. The Company distinguishes its direct sales and financing operations from those of typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, centralized purchasing, value-added marketing programs, and dedication to customer service. In addition, the Company has developed flexible underwriting guidelines and techniques to facilitate rapid credit decisions, as well as an integrated, technology-based corporate infrastructure that enables the Company to monitor and service large volumes of contracts. The Company believes that it is the largest Buy Here-Pay Here dealer in Arizona and one of the largest in the United States. Of the numerous large companies that have entered the used car business, none have announced an intention to focus on the Buy Here-Pay Here segment.

     The sub-prime segment of the used car financing business is also highly fragmented and very competitive. In recent periods, several consumer finance companies have completed public offerings in order to raise the capital necessary to fund expansion and support increased purchases of used car retail installment contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices which the Company believes are not commensurate with the associated risk. In addition, there are numerous financial services companies serving, or capable of serving, this market. While traditional financial institutions, such as commercial banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers, have not consistently serviced Sub-Prime Borrowers, the high rates of return earned by companies involved in sub-prime financing have encouraged certain of these traditional institutions to enter, or contemplate entering, this market. Increased competition may cause downward pressure on the interest rate the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases from Third Party Dealers. Such events would have a material adverse affect on the Company's profitability.

REGULATION, SUPERVISION, AND LICENSING

     The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws.

     The Company typically charges a fixed interest rate of 29.9% on the contracts originated at Company Dealerships while rates range from 17.6% to 29.9% on the Third Party Dealer contracts it purchases. Currently, all of the Company's used car sales activities are conducted in, and a majority of the contracts the Company services are originated in, Arizona, which does not impose limits on the interest rate that a lender may charge. The Company has expanded, and will continue to expand, its operations into states that impose interest rate limits. The Company attempts to mitigate these rate restrictions by purchasing contracts originated in these states at a higher discount.

     The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.

TRADEMARKS AND PROPRIETARY RIGHTS

     The Company has obtained federal trademark registrations on its duck mascot and logo, as well as for the trade names "Ugly Duckling Car Sales," "Ugly Duckling Rent-A-Car," and "America's Second Car." These registrations are effective through 2002 and are renewable for additional terms of ten years. The Company grants its Ugly Duckling Rent-a-Car franchisees the limited right to use its duck mascot and logo in their used car rental operations. The Company has applied for a federal trademark registration for the slogan "Putting You On the Road to Good Credit," although there can be no assurances that such registration will be obtained.

     The Company licenses software from various third parties. It has also developed and copyrighted customized software to facilitate its sales and financing activities. Although the Company believes it takes appropriate measures to protect its proprietary rights and technology, there can be no assurance that such efforts will be successful. The Company believes it is in material compliance with all third party licensing requirements.

EMPLOYEES

     At August 31, 1996, the Company employed 528 persons, of which 51 were employed in the Company's executive and administrative offices, 242 were employed in its Company Dealership operations, 130 were employed in the Company's credit and collection activities, and 105 were employed in Third Party Dealer operations. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

PROPERTIES

     As of September 30, 1996, the Company leased 40 facilities. The Company's corporate headquarters are located in approximately 13,300 square feet of leased space in Phoenix, Arizona. This lease commenced in April 1996 and expires in August 2001. Of the Company's eight dealerships, four are leased from Verde Investments and four are leased from unrelated third parties. The Company's other facilities at that date included three monitoring and collection facilities, two storage lots, two reconditioning facilities, and twenty-four Branch Offices (of which 22 were open). Rent expense totaled $1.4 million and $2.4 million for 1994 and 1995, respectively, and $1.4 million for the six months ended June 30, 1996. See "Recapitalization and Related Transactions" and "Certain Relationships and Related Transactions."

LEGAL PROCEEDINGS

     The Company sells its cars on an "as is" basis, and requires all customers to sign an agreement on the date of sale pursuant to which the Company disclaims any obligation for vehicle-related problems that subsequently occur. Although the Company believes that such disclaimers are enforceable under Arizona and other applicable law, there can be no assurance that they will be upheld in every instance. Despite obtaining these disclaimers, the Company, in the ordinary course of business, receives complaints from customers relating to such vehicle-related problems as well as alleged violations of federal and state consumer lending or other similar laws and regulations. While most of these complaints are made directly to the Company or to various consumer protection organizations and are subsequently resolved, the Company is named occasionally as a defendant in civil suits filed by customers in state, local, or small claims courts. There can be no assurance that the Company will not be a target of similar claims in the future. In the opinion of the Company, the ultimate disposition of these matters on an individual basis will not have a material adverse effect on the Company. However, there can be no assurance in this regard.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Information concerning the Company's directors and executive officers is set forth below:

                   NAME                     AGE         POSITION WITH THE COMPANY
------------------------------------------  ---     ----------------------------------
Ernest C. Garcia, II......................  39      Chairman of the Board and Chief
                                                    Executive Officer
Gregory B. Sullivan.......................  38      President and Chief Operating
                                                    Officer
Steven P. Johnson.........................  36      Senior Vice President and General
                                                    Counsel
Steven T. Darak...........................  49      Senior Vice President and Chief
                                                    Financial Officer
Scott A. Allen............................  40      Vice President -- Sales
Walter T. Vonsh...........................  53      Vice President -- Credit
Donald L. Addink..........................  46      Vice President -- Senior Analyst
Sheila A. Brandt..........................  31      Vice President and Chief
                                                    Information Officer
Peter R. Fratt............................  38      Vice President -- Real Estate
Eric J. Splaver...........................  33      Corporate Controller
Robert J. Abrahams........................  69      Director
Christopher D. Jennings...................  42      Director
John N. MacDonough........................  52      Director
Arturo R. Moreno..........................  49      Director
Frank P. Willey...........................  42      Director

     Ernest C. Garcia, II, has served as the Chairman of the Board and Chief Executive Officer of the Company since its founding in 1992, and served as President from 1992 to 1996. In 1990, Mr. Garcia founded Duck Ventures, Inc., currently a subsidiary of the Company, to buy the assets of the Ugly Duckling Rent-a-Car System. Since 1991, Mr. Garcia has served as President of Verde Investments, a real estate investment corporation that is also an affiliate of the Company. Prior to 1990, when he founded the Company, Mr. Garcia was involved in various real estate, securities, and banking ventures. See "Recapitalization and Related Transactions" and "Certain Relationships and Related Transactions."

     Gregory B. Sullivan has served as President and Chief Operating Officer of the Company since February 1996 after serving as a consultant to the Company since 1995. Mr. Sullivan formerly served as President and principal stockholder of National Sports Games, Inc., an amusement game manufacturing company that he co-founded in 1989 and sold in 1994. Prior to 1989, Mr. Sullivan was involved in the securities industry and practiced law with a large Arizona firm. He is a member of the State Bar of Arizona.

     Steven P. Johnson has served as the Senior Vice President, Secretary, and General Counsel of the Company since its founding in 1992. Since 1991, Mr. Johnson has also served as the General Counsel of Verde Investments, an affiliate of the Company. Prior to 1991, Mr. Johnson practiced law in Tucson, Arizona. Mr. Johnson is licensed to practice law in Arizona and Colorado and is married to the sister of Mr. Garcia.

     Steven T. Darak has served as the Senior Vice President and Chief Financial Officer of the Company since February 1995, having joined the Company in 1994 as Vice President and Chief Financial Officer. From 1989 to 1994, Mr. Darak owned and operated Champion Financial Services, Inc., a used car finance company that the Company acquired in early 1994. Prior to 1989, Mr. Darak served in various positions in the banking industry and in public accounting.

     Scott A. Allen has served as the Vice President -- Sales of the Company since 1994, having joined the Company in 1993 as a general manager of one of the Company Dealerships. From 1979 until joining the Company, Mr. Allen was a principal of Harris Mobile Home Sales, a manufactured housing sales and finance company.

     Walter T. Vonsh has served as the Vice President -- Credit of the Company since July 1995. Mr. Vonsh joined the Company in March 1995 as the President of Champion Financial Services, Inc., the Company's Third Party Dealer financing subsidiary, and also serves as the President of Champion Acceptance Corp. From 1992 to 1995, Mr. Vonsh served as a Regional Director for Mercury Finance Co., a consumer finance company. Prior to 1992, Mr. Vonsh was President of Gemini Leasing Corp., an equipment leasing company, and held various positions at other finance companies.

     Donald L. Addink has served as the Vice President -- Senior Analyst of the Company since 1995 and also serves as the Vice President of Verde Investments. From 1988 to 1995, Mr. Addink served as Executive Vice President of Pima Capital Co., a life insurance holding company. Prior to 1988, Mr. Addink served in various capacities with a variety of insurance companies. Mr. Addink is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

     Sheila A. Brandt has served as Vice President and Chief Information Officer of the Company since May 1996. Prior thereto, Ms. Brandt served as a Research Scientist for the Center for the Management of Information at the University of Arizona. From 1992 to 1995, Ms. Brandt earned an M.S. and Ph.D. in Management Information Systems at the University of Arizona while practicing as an independent systems consultant. Prior to 1992, Ms. Brandt held various positions with Andersen Consulting and Eastman Kodak Company.

     Peter R. Fratt has served as Vice President -- Real Estate of the Company since October 1993. From 1989 to 1993, Mr. Fratt was an associate of CB Commercial Real Estate Services. Prior to that time, Mr. Fratt was involved in commercial real estate brokerage and investment.

     Eric J. Splaver has served as Corporate Controller of the Company since May 1994. From 1985 to 1994, Mr. Splaver worked as a certified public accountant with KPMG Peat Marwick LLP.

     Robert J. Abrahams has served as a director of the Company since June 1996. Mr. Abrahams has served since 1988 as a consultant to the financing industry, including service as a consult to the Company from 1994 to 1995. From 1960 to 1988, Mr. Abrahams was an executive officer of Heller Financial, Inc., a finance company. Prior to joining Heller Financial, Inc., Mr. Abrahams co-founded Financial Acceptance Company in 1948. During 1995, Mr. Abrahams served as a consultant to the Company. Mr. Abrahams also serves as a member of the Audit Committee of the Board of Directors.

     Christopher D. Jennings has served as a director of the Company since June 1996. Mr. Jennings has served as a managing director of Cruttenden Roth Incorporated, an investment banking firm, since 1995. From 1992 to 1994, Mr. Jennings served as a Managing Director of investment banking at Sutro & Co., an investment banking firm. From 1989 to 1992, Mr. Jennings served as a Senior Managing Director at Maiden Lane Associates, Ltd., a private equity fund. Prior to 1989, Mr. Jennings served in various positions with, among others, Dean Witter Reynolds, Inc. and Warburg Paribas Becker, Inc., both of which are investment banking firms. Mr. Jennings also serves as a member of the Compensation Committee of the Board of Directors.

     John N. MacDonough has served as a director of the Company since June 1996. Mr. MacDonough has served as Chairman and Chief Executive Officer of Miller Brewing Company, a brewer and marketer of beer, since 1993, having previously served from 1992 to 1993 as President and Chief Operating Officer. Prior to 1992, Mr. MacDonough was employed in various positions at Anheuser Busch, Inc., also a brewer and marketer of beer. Mr. MacDonough is married to the sister of Mr. Sullivan.

     Arturo R. Moreno has served as a director of the Company since June 1996. Mr. Moreno has served as the President and Chief Executive Officer of Outdoor Systems, Inc., one of the largest outdoor media companies in the United States, since 1984. Prior to 1984, Mr. Moreno held various executive positions in the outdoor advertising industry. Mr. Moreno also serves as a member of the Audit Committee of the Board of Directors.

     Frank P. Willey has served as a director of the Company since June 1996. Mr. Willey has served as the President of Fidelity National Financial, Inc., one of the nation's largest title insurance underwriters, since

January 1995. From 1984 to 1995, Mr. Willey served as the Executive Vice President and General Counsel of Fidelity National Title. Mr. Willey is also a director of CKE Restaurants, Inc., an operator of various quick-service restaurant chains, and Southern Pacific Funding Corporation, a specialty finance company that originates, purchases and sells high-yielding, non-conforming mortgage loans. Mr. Willey also serves as a member of the Compensation Committee of the Board of Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     In March 1987, Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, obtained $20 million in financing from Lincoln Savings and Loan Association ("Lincoln") to repurchase stock in his real estate development company held by a corporate investor. Subsequently, Mr. Garcia agreed to facilitate the purchase of certain land from a Lincoln subsidiary. The two transactions closed simultaneously. Soon thereafter, Lincoln was placed into receivership and federal regulators from the RTC and other government agencies began investigating numerous transactions involving Lincoln and a variety of third parties, including Mr. Garcia.

     Upon being notified of the RTC's investigation, Mr. Garcia met voluntarily with RTC investigators, without counsel, for several months and provided full disclosure concerning the details of his dealings with Lincoln. Nearly one year later, the RTC asserted that the financing transaction and the land transaction, though documented separately, were linked and that, as a result of the transaction, Lincoln improperly recorded a gain in violation of certain accounting rules applicable to Lincoln. As a result, in October 1990, the United States, on behalf of the RTC, informed Mr. Garcia that it intended to charge him with bank fraud. Mr. Garcia was never indicted for his role in the transaction, but, facing severe financial pressures, agreed to plead guilty to one count of bank fraud.

     Prior to his sentencing in 1993, the RTC submitted a letter to the United States District Court for the Central District of California urging that the court take favorable account of Mr. Garcia's relative responsibility and culpability, as well as his timely and honest cooperation, in determining an appropriate sentence. In this letter, the RTC stated its belief that the chief executive officer of Lincoln's parent company, Charles H. Keating, Jr., not Mr. Garcia, devised the transaction and that Mr. Garcia was not even aware of the existence of Mr. Keating's illegal schemes and had no reason to believe that the transaction would enable Mr. Keating to defraud Lincoln. The RTC letter also noted Mr. Garcia's extensive cooperation with federal investigators, which began prior to the time he was charged and continued until his sentencing. In December 1993, the court, following the RTC's recommendation, sentenced Mr. Garcia to three years of probation and fined him $50 (the minimum fine that the court could assess). Under the terms of the probation, Mr. Garcia was barred from affiliating in any way with a federally insured banking institution without prior approval. Mr. Garcia's probation is scheduled to be lifted in December 1996.

     In connection with the criminal action, the RTC filed a civil suit against Mr. Garcia, which the parties settled after Mr. Garcia agreed to cooperate fully with the RTC in its investigation and prosecution of Lincoln-related matters. Pursuant to the terms of his settlement agreement, and in light of Mr. Garcia's cooperation, the RTC released Mr. Garcia from civil liability. Also in connection with this action, the Securities and Exchange Commission commenced civil and administrative actions against Mr. Garcia. Without admitting or denying any of the Commission's allegations, Mr. Garcia consented to a court order permanently enjoining him and his affiliates from violating the federal securities laws and to a Commission order barring him (with a right to reapply upon the cessation of his probation) from associating in any capacity with any broker, dealer, municipal securities dealer, investment adviser, or investment company.

     As a result of a decline in the Arizona real estate market in the late 1980s, changes in the tax laws affecting real estate, and the 1987 stock market crash, in April 1990 a real estate investment company controlled by Mr. Garcia, as well as several limited partnerships organized by that company, filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). All of these reorganization proceedings were successfully concluded by 1993. Many of the obligations of these entities were personally guaranteed by Mr. Garcia and his wife. As a result, Mr. Garcia and his wife filed a petition under Chapter 7 of the Bankruptcy Code in 1990, which was discharged in October 1991.

SUMMARY OF EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to the Company during the fiscal year ended December 31, 1995, of those persons who were, at December 31, 1995: (i) the chief executive officer of the Company and (ii) the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 (the "Named Executive Officers"):

                                                                          LONG TERM
                                                        ANNUAL          COMPENSATION
                                                     COMPENSATION       -------------
                                                  ------------------     SECURITIES      ALL OTHER
                    NAME AND                      SALARY      BONUS      UNDERLYING     COMPENSATION
               PRINCIPAL POSITION                   ($)        ($)      OPTIONS(#)(1)      ($)(2)
------------------------------------------------  -------    -------    -------------   ------------
Ernest C. Garcia, II............................  100,000         --            --           201
Chairman and Chief Executive Officer
Steven P. Johnson...............................  100,000         --            --           177
Senior Vice President and General Counsel
Steven T. Darak.................................  100,000    100,000            --            --
Senior Vice President and Chief Financial
  Officer
Scott A. Allen..................................  100,000    100,000       116,000           187
Vice President -- Sales

---------------

(1) The amounts shown in this column represent outstanding stock options granted pursuant to the Company's Long-Term Incentive Plan. See "-- Long-Term Incentive Plan."

(2) The amounts shown in this column represent the dollar value of 401(k) plan contributions made by the Company for the benefit of the Named Executive Officers. See "-- 401(k) Plan."

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted pursuant to the Company's Long-Term Incentive Plan during the fiscal year ended December 31, 1995, to the Named Executive Officers:

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                           PERCENT OF                                     ANNUAL RATES OF
                           NUMBER OF         TOTAL                                          STOCK PRICE
                          SECURITIES        OPTIONS                                      APPRECIATION FOR
                          UNDERLYING       GRANTED TO       EXERCISE                      OPTION TERM(3)
                            OPTIONS       EMPLOYEES IN     PRICE PER      EXPIRATION   ---------------------
          NAME            GRANTED(#)(1)   FISCAL YEAR    SHARE($/SH)(2)      DATE        5%($)      10%($)
------------------------  -----------     ------------   --------------   ----------   ---------   ---------
Ernest C. Garcia, II....         --             --              --                --          --          --
Steven P. Johnson.......         --             --              --                --          --          --
Steven T. Darak.........         --             --              --                --          --          --
Scott A. Allen..........    116,000           26.3%           0.86          06/30/01   1,002,000   1,426,000

---------------

(1) Generally, options are subject to vesting over a five-year period, with 20.0% of the options becoming exercisable on each successive anniversary of the date of grant.

(2) The exercise price of the options granted to Mr. Allen approximated the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors of the Company.

(3) Gains are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holder's continued employment with the Company throughout the vesting period. The amounts reflected in this table will not necessarily be achieved.

FISCAL YEAR END OPTION VALUES

     The following table sets forth information concerning the value of unexercised options held by the Named Executive Officers as of December 31, 1995. No Named Executive Officer exercised any options in 1995.

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                           OPTIONS AT                    OPTIONS AT
                                                      FISCAL YEAR END(#)(1)         FISCAL YEAR END($)(2)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------------------------  -----------   -------------   -----------   -------------
Ernest C. Garcia, II.............................         --             --              --             --
Steven P. Johnson................................         --             --              --             --
Steven T. Darak..................................         --             --              --             --
Scott A. Allen...................................         --        116,000              --      $ 683,240

---------------

(1) Generally, options are subject to vesting over a five-year period, with 20.0% of the options becoming exercisable on each successive anniversary of the date of grant.

(2) Assumes a market price for the Common Stock at December 31, 1995, equal to the initial public offering price of $6.75 per share less the exercise price thereof.

LONG-TERM INCENTIVE PLAN

     In June 1995, the Company's stockholders approved the Ugly Duckling Corporation Long-Term Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, dividend equivalents, and other Common Stock-based awards to employees, consultants, and advisors of the Company. The Company believes that the Incentive Plan promotes the success and enhances the value of the Company by linking the personal interests of participants to those of the Company's stockholders and providing participants with an incentive for outstanding performance. The total number of shares of Common Stock available for awards under the Incentive Plan, as amended, is 800,000, subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to the Company's total number of issued and outstanding shares of Common Stock.

     The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which has the exclusive authority to administer the Incentive Plan, including the power to determine eligibility, the type and number of awards to be granted, and the terms and conditions of any award granted, including the price and timing of awards. As of September 30, 1996, the Company had granted options to purchase 631,438 shares of Common Stock to various of its employees. Generally, such options are subject to vesting over a five-year period, with 20.0% of the options becoming exercisable by the holder thereof on each successive anniversary date of the grant. The exercise price of all options granted under the Incentive Plan is the fair market value of the Common Stock on the date of grant.

401(K) PLAN

     Under the Company's 401(k) plan, adopted in October 1995, eligible employees may direct that a portion of their compensation, up to a legally established maximum, be withheld by the Company and contributed to their account. All 401(k) plan contributions are placed in a trust fund to be invested by the 401(k) plan's trustee, except that the 401(k) plan may permit participants to direct the investment of their account balances among mutual or investment funds available under the plan. The 401(k) plan provides a matching contribution of 10.0% of a participant's contributions. Amounts contributed to participant accounts under the 401(k) plan and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and may not be withdrawn until death, retirement, or termination of employment.

EMPLOYMENT CONTRACTS

     On January 1, 1996, the Company entered into a three-year employment agreement with Mr. Ernest C. Garcia, II, the Company's Chairman and Chief Executive Officer. The agreement establishes Mr. Garcia's base salary for 1996 at $120,000 per year and provides a minimum 10.0% increase in the base salary each year throughout the term of the agreement. In addition, the agreement provides for the continuation of Mr. Garcia's base salary and certain benefits for a period of one year in the event Mr. Garcia is terminated by the Company without cause prior to that time. The agreement also contains confidentiality and non-compete covenants. The Company also has an employment agreement with Mr. Steven T. Darak, which sets his base salary at $100,000 per year and contains confidentiality and non-compete covenants. The agreement with Mr. Darak expires on December 31, 1996.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company has established a Compensation Committee and an Audit Committee. The Compensation Committee, which consists of Messrs. Jennings and Willey, reviews executive salaries and administers any bonus, incentive compensation, and stock option plans of the Company, including the Long-Term Incentive Plan. In addition, the Compensation Committee consults with management of the Company regarding compensation policies and practices of the Company. The Audit Committee, which consists of Messrs. Abrahams and Moreno, reviews the professional services provided by the Company's independent auditors, the annual financial statements of the Company, and the Company's system of internal controls.

DIRECTOR FEES

     The Company's independent directors are compensated $1,000 for attendance at meetings of the Board of Directors and at meetings of committees of the Board of Directors of which they are members, and are reimbursed for reasonable travel expenses incurred in connection with attendance at each Board and committee meeting. In addition, pursuant to the Company's Director Incentive Plan, upon appointment or election to the Board of Directors, each independent director of the Company receives Common Stock of the Company valued at $30,000, which is subject to vesting in equal annual increments over a three-year period. Directors who are also officers of the Company are not compensated for their services as directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the sale of Common Stock offered pursuant to the Company Offering and the sale of the 444,444 shares of Common Stock offered by the Selling Securityholder for: (i) each director of the Company; (ii) the Named Executive Officers of the Company; (iii) all directors and executive officers of the Company as a group; and (iv) each beneficial owner of more than 5% of the outstanding Common Stock. To the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by their respective spouses under applicable law.

                                      SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                        OWNED PRIOR TO                            OWNED AFTER
                                          OFFERING(1)          NUMBER OF          OFFERING(1)
                                     ---------------------      SHARES       ---------------------
      NAME OF BENEFICIAL OWNER(2)     NUMBER       PERCENT      OFFERED       NUMBER       PERCENT
     ------------------------------  ---------     -------     ---------     ---------     -------
     Ernest C. Garcia, II..........  4,640,000       36.6                    4,640,000       36.6
     SunAmerica Life Insurance
       Company(3)..................    708,592        5.6       444,444        708,592        2.1
     Steven P. Johnson.............    300,000        2.4                      300,000        2.4
     Robert J. Abrahams............      4,944          *                        4,944          *
     Christopher D. Jennings.......      4,444          *                        4,444          *
     John N. MacDonough............      4,444          *                        4,444          *
     Arturo R. Moreno..............      4,444          *                        4,444          *
     Frank P. Willey...............      4,444          *                        4,444          *
     Steven T. Darak...............    130,000        1.0                      130,000        1.0
     Scott A. Allen(4).............    154,200        1.2                      154,200        1.2
     All directors and executive
       officers as a group (15
       persons)(5).................  5,437,400       62.6                    5,437,400       42.8

---------------

*  Represents less than one percent of the outstanding Common Stock.

(1) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant, or right. Shares of Common Stock subject to options, warrants, or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants, or rights, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages are based upon 12,691,264 shares of Common Stock outstanding as of the date of this Prospectus including the 4,000,000 shares of Common Stock offered pursuant to the Company Offering.

(2) Unless otherwise noted, the address of each of the listed stockholders is 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016.

(3) The total for SunAmerica includes 116,000 shares of Common Stock subject to immediately exercisable warrants, which have an exercise price of $6.75 per share. The address of the Selling Securityholder is 1 SunAmerica Center, Los Angeles, California 90067. The shares of Common Stock offered by this Prospectus may be offered from time to time by the Selling Securityholder or its nominees. Affiliates of the Selling Securityholder provide financing to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) The total for Mr. Allen includes 23,200 shares of Common Stock subject to immediately exercisable options, which have an exercise price of $0.86 per share.

(5) The total for all directors and executive officers as a group includes 67,280 shares subject to unexercised options that are exercisable on September 30, 1996 or within 60 days thereafter.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since its inception, the Company has maintained business relationships and engaged in certain transactions with the affiliated companies and parties described below. Any future transactions between the Company and its affiliated entities, executive officers, directors, or significant stockholders will require the approval of a majority of the independent directors of the Company and will be on terms no less favorable to the Company than the Company could obtain from non-affiliated parties.

     As of June 30, 1996, the Company leased nine operating facilities owned by Verde Investments under operating leases, with one lease expiring in July 1998 and the remaining leases expiring in December 2008. Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, is the President and sole stockholder of Verde Investments. These leases require the Company to make monthly base rent payments aggregating approximately $71,000, and have renewal options for periods ranging from one to ten years. The Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utilities. In connection with these leases the Company has paid security deposits to Verde Investments totaling $328,000, which are included in other assets in the consolidated balance sheets of the Company as of June 30, 1996. Rents paid to Verde Investments pursuant to these leases totaled $235,000, $1.2 million, and $1.9 million during fiscal years 1993, 1994, and 1995, respectively, and $1.1 million during the six months ended June 30, 1996. Pursuant to the Modification Agreement between the Company and Verde Investments, effective June 21, 1996, Verde Investments agreed to sell to the Company at any time prior to June 21, 1997, subject to financing, those properties owned by Verde Investments and leased to the Company at the lower of $7.45 million or the appraised value (as determined by an independent third party), and to lower the rents on such properties to an aggregate of $745,000 per year subject to cost of living adjustments if the sale does not take place. The Company believes the reduced rental rates approximate the financing costs to be incurred in connection with the purchase of such properties. In addition, Verde Investments assigned to the Company its leasehold interest in two properties it sub-leased to the Company. These transactions (the reduction in rental rates and/or the purchase of property) would have resulted in savings to the Company of approximately $730,000 for 1995 and $626,000 for the six months ended June 30, 1996. Also pursuant to the Modification Agreement, Verde Investments lowered the interest rate on $14.0 million of the Company's subordinated debt payable to Verde Investments from 18.0% to 10.0% per annum and lowered from 12.0% to 10.0% the dividend rate on $10.0 million of the Company's Preferred Stock held by Verde Investments. See "Recapitalization and Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company intends to use a portion of the proceeds of the Company Offering to redeem the Preferred Stock at the issuance price of $10.00 per share plus accrued and unpaid dividends. See "Description of Capital Stock."

     In January 1996, in connection with the sale of the Gilbert Dealership, the Company purchased the land for the Gilbert Dealership from Verde Investments for a total price of $750,000, which the Company believes approximated fair market value. Simultaneous with such purchase, the Company sold the land purchased from Verde Investments together with the dealership building and other improvements (which had been constructed by the Company) to a third party for $512,500 in cash and a promissory note in the principal amount of $1.2 million. The Company recognized a loss on the sale of $120,000, for which a reserve was established as of December 31, 1995.

     Mr. Christopher D. Jennings, a managing director of Cruttenden Roth Incorporated ("Cruttenden Roth"), is a director of the Company. Cruttenden Roth served as the sole representative in the Company's initial public offering. In its capacity as representative, Cruttenden Roth participated in the underwriting discount and received a non-accountable expense allowance and warrants to purchase Common Stock. See "Description of Capital Stock -- Other Securities and Registration Rights."

                          DESCRIPTION OF CAPITAL STOCK

     The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and Bylaws and the Delaware General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws, as amended.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. At September 30, 1996, 8,691,294 shares of Common Stock and 1,000,000 shares of Preferred Stock were issued and outstanding (assuming no exercise of outstanding options or warrants).

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock. See "Dividend Policy."

     Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are, and the shares offered by the Company hereby will be, if issued, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could: (i) decrease the amount of earnings and assets available for distribution to holders of Common Stock; (ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock; and (iii) have the effect of delaying, deferring, or preventing a change in control of the Company.

     The Company's outstanding Preferred Stock consists of one series designated as "Series B Preferred Stock." The series consists of 1,000,000 shares, $.001 par value per share, all of which were issued to Verde Investments on June 21, 1996, in exchange for all of the issued and outstanding shares of the Company's Series A Preferred Stock. The Series B Preferred Stock is redeemable at any time by the Company upon 30 days' notice at the issuance price per share plus all accrued and unpaid dividends. Except as expressly provided in the Certificate of Designations relating to the Series B Preferred Stock or by applicable law, shares of Series B Preferred Stock are not entitled to vote on matters submitted to a vote of the stockholders of the Company. The approval of 66 2/3% of the outstanding shares of Series B Preferred Stock, voting separately as a class, is necessary to, among other things, change the rights, preferences, or privileges of the shares of the Series B Preferred Stock or create any new class of stock having preference over or being on a parity with the shares of the Series B Preferred Stock as to distributions upon the liquidation, winding up, or dissolution of the Company. Cumulative dividends are payable quarterly out of funds legally available therefor at an annual rate of 10.0% through December 31, 1997, at which time, under the terms of the Certificate of Designations, the rate will increase to 12.0%. If dividends for an entire calendar year have not been declared and paid within

30 days after the end of the calendar year, then until said dividends are paid, holders of Series B Preferred Stock are entitled to vote in the election of members of the Board of Directors of the Company. The Company is prohibited from paying dividends to holders of Common Stock unless all dividends on the Series B Preferred Stock have been paid or declared and a sum sufficient for the payment thereof set aside. In the event of any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, the holders of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of Common Stock of the Company, an amount equal to the issuance price per share plus all accrued and unpaid dividends.

     The Company intends to redeem all outstanding shares of the Series B Preferred Stock at the issuance price of $10.00 per share plus accrued and unpaid dividends. Such redemption will be accomplished using the proceeds of the Company Offering.

OTHER SECURITIES AND REGISTRATION RIGHTS

     In connection with its initial public offering, the Company issued warrants to SunAmerica to purchase 116,000 shares of Common Stock at an exercise price per share of $6.75 and to Cruttenden Roth to purchase 170,000 shares of Common Stock at an exercise price per share of $9.45. The agreements with respect to the issuance of such warrants provide for certain registration rights. The Company is required to use its best efforts to effect such registrations, subject to certain conditions and limitations, and is required to pay all expenses of SunAmerica and Cruttenden Roth in connection with any registration of such securities, except for any underwriting discounts and commissions.

     In conjunction with its initial public offering, the Company registered the warrants issued to Cruttenden Roth and the shares underlying such warrants. Under the terms of such warrants, however, Cruttenden Roth may not exercise such warrants and sell the underlying Common Stock until June 21, 1997, and only pursuant to a currently effective registration statement.

     In connection with the Company's initial public offering, SunAmerica converted $3 million of subordinated debt into Common Stock (444,444 shares at the initial public offering price of $6.75 per share). Pursuant to a registration rights agreement with SunAmerica, the Company registered such shares (which are being offered hereby) concurrently with the shares registered for the Company Offering. However, under a lock-up agreement entered into with Cruttenden Roth in conjunction with the Company's initial public offering, SunAmerica has agreed not to sell any of these shares until December 14, 1996 without the consent of Cruttenden Roth.

     The Company has authorized for issuance 800,000 shares of Common Stock under its Incentive Plan, as amended. See "Management -- Long-Term Incentive Plan."

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper benefit. The effect of the provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recision in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify any person who is or was a director, officer, employee, or agent of the Company, or who is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or entity, against expenses, liabilities, and losses incurred by any such person by reason of the fact that such person is or was acting in such capacity. The Company has also obtained insurance on behalf of its directors and officers for any liability arising out of such person's actions in such capacity.

     The Company has entered into agreements to indemnify its directors and officers. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company, or any other company or enterprise to which such person provides services at the request of the Company. To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors or officers who are parties to the indemnification agreements because their rights to full protection would be contractually assured by such agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company. The Company believes that the indemnification provisions in its Certificate of Incorporation and in the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN BYLAW PROVISIONS

     The Company's Bylaws, as amended, contain several provisions that regulate the nomination of directors and the submission of proposals in connection with stockholder meetings. The Company's Bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders meeting must give notice of any proposals not less than 30 days nor more than 90 days prior to the meeting. Such notice is required to contain certain information as set forth in the Bylaws. No business matter shall be transacted nor shall any person be eligible for election as a director of the Company unless proposed or nominated, as the case may be, in strict accordance with this procedure set forth in the Company's Bylaws.

     Although the Bylaws do not give the Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders. The Company's procedures with respect to all stockholder proposals and the nomination of directors will be conducted in accordance with
Section 14 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Harris Trust Company of California, 601 S. Figueroa, Los Angeles, California 90017.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock offered hereby (the "Offered Securities") may be sold from time to time by the Selling Securityholder or its nominees. Such sales may be made on one or more exchanges, including the Nasdaq Stock Market, or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or at negotiated prices. The Offered Securities may be sold by one or more of the following methods: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Offered Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholder may arrange for other broker-dealers to participate in the resales.

     In connection with distributions of the Offered Securities or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Offered Securities in the course of hedging the positions they assume with the Selling Securityholder. The Selling Securityholder may also sell Offered Securities short and redeliver the Offered Securities to close out such short positions. The Selling Securityholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Offered Securities, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Securityholder may also loan or pledge offered Securities to a broker-dealer and the broker-dealer may sell the Offered Securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged Offered Securities pursuant to this Prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     All costs, expenses and fees in connection with the registration of the shares will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the Offered Securities will be borne by the Selling Securityholder. The Selling Securityholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Offered Securities against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to indemnify the Selling Securityholder against certain liabilities in connection with the offering of the Offered Securities, including liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                 LEGAL MATTERS

     The validity of the shares offered hereby is being passed upon for the Selling Securityholder by Snell & Wilmer L.L.P, Phoenix, Arizona.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (as amended, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate document filed with the Commission. The Registration Statement, including the exhibits thereto, may be examined without charge at the Commission's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of all or any part of the Registration Statement, including such exhibits thereto, may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

     The Company is subject to the reporting and informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such material may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy statements, and other information regarding registrants, such as the Company, that file electronically with the Commission.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................  F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1994 and 1995, and
     June 30, 1996 (unaudited)........................................................  F-3
  Consolidated Statements of Operations for the years ended December 31,
     1993, 1994, and 1995, and the six months ended June 30, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1993, 1994, and 1995, and the six months ended
     June 30, 1996 (unaudited)........................................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
     1993, 1994, and 1995, and the six months ended June 30, 1995 and 1996 (unaudited).............................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ugly Duckling Corporation:

     We have audited the accompanying consolidated balance sheets of Ugly Duckling Corporation and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ugly Duckling Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Phoenix, Arizona
January 24, 1996, except as to Note 23
to the Consolidated Financial Statements, which is as of April 24, 1996

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 DECEMBER 31, 1994 AND 1995, AND JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                      DECEMBER 31,
                                                                    -----------------   JUNE 30,
                                                                     1994      1995       1996
                                                                    -------   -------   --------
                                                                                        (UNAUDITED)
ASSETS
Cash and Cash Equivalents.........................................  $   168   $ 1,419    $   263
Finance Receivables:
  Principal Balances..............................................   22,067    49,226     51,660
  Less: Allowance for Credit Losses...............................   (6,209)   (8,500)    (8,048)
                                                                    -------   -------    -------
        Finance Receivables, Net..................................   15,858    40,726     43,612
                                                                    -------   -------    -------
Residual in Finance Receivables Sold..............................       --        --      5,001
Investments Held in Trust.........................................       --        --      1,574
Note Receivable...................................................       --        --      1,138
Inventory, at Cost................................................    4,849     6,329      6,386
Income Taxes Receivable...........................................       --       850         --
Prepaid Expenses..................................................      459       643        421
Property and Equipment Held for Sale..............................       --     1,086         --
Property and Equipment, Net.......................................    5,975     7,797      9,477
Covenants Not to Compete and Trademarks, Net......................      629       269        238
Deferred Income Taxes.............................................    1,374       925      1,151
Other Assets......................................................      399       746        881
                                                                    -------   -------    -------
                                                                    $29,711   $60,790    $70,142
                                                                    =======   =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities:
  Accounts Payable................................................  $   773   $   595    $ 1,683
  Accrued Expenses and Other Liabilities..........................    1,381     4,574      6,196
  Income Taxes Payable............................................      134        --        510
  Obligations Under Capital Leases................................      384       983        904
  Notes Payable...................................................    9,942    32,201     22,388
  Convertible Note Payable........................................       --     3,000         --
  Subordinated Notes Payable......................................   18,291    14,553     14,000
                                                                    -------   -------    -------
     Total Liabilities............................................   30,905    55,906     45,681
                                                                    -------   -------    -------
Stockholders' Equity (Deficit):
  Preferred Stock.................................................       --    10,000     10,000
  Common Stock....................................................       77       127     18,122
  Accumulated Deficit.............................................   (1,271)   (5,243)    (3,661)
                                                                    -------   -------    -------
     Total Stockholders' Equity (Deficit).........................   (1,194)    4,884     24,461
                                                                    -------   -------    -------
Commitments, Contingencies and Subsequent Events..................
                                                                    -------   -------    -------
                                                                    $29,711   $60,790    $70,142
                                                                    =======   =======    =======

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1996
               (IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

                                                                   YEARS ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                                                  ---------------------------   -------------------------
                                                                   1993      1994      1995        1995          1996
                                                                  -------   -------   -------   -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
Dealership Revenues:
  Sales of Used Cars............................................  $13,969   $27,768   $47,824     $22,448       $30,177
  Income on Finance Receivables.................................    1,629     4,739     8,227       3,475         4,591
  Gain on Sale of Finance Receivables...........................       --        --        --          --         1,178
  Income on Residual in Finance Receivables Sold................       --        --        --          --           579
                                                                   ------   -------   -------     -------       -------
                                                                   15,598    32,507    56,051      25,923        36,525
                                                                   ------   -------   -------     -------       -------
Cost of Dealership Revenues:
  Cost of Used Cars Sold........................................    6,089    12,577    27,964      11,888        16,858
  Provision for Credit Losses...................................    3,292     8,140     8,359       4,404         5,172
                                                                   ------   -------   -------     -------       -------
                                                                    9,381    20,717    36,323      16,292        22,030
                                                                   ------   -------   -------     -------       -------
    Net Revenues from Dealership Activities.....................    6,217    11,790    19,728       9,631        14,495
Other Income:
  Servicing Income..............................................       --        --        --          --           248
  Income on Third Party Finance Receivables.....................       --       710     1,844         438         2,521
  Franchise Fees and Other Income...............................      879       556       308         159           183
                                                                   ------   -------   -------     -------       -------
                                                                      879     1,266     2,152         597         2,952
                                                                   ------   -------   -------     -------       -------
    Income before Operating Expenses............................    7,096    13,056    21,880      10,228        17,447
Operating Expenses:
  Selling and Marketing.........................................    1,293     2,402     3,856       1,725         2,263
  General and Administrative....................................    3,561     8,971    14,430       6,289         9,026
  Depreciation and Amortization.................................      191       481     1,018         398           701
  Amortization of Covenants.....................................      366       296       296         148            --
                                                                   ------   -------   -------     -------       -------
                                                                    5,411    12,150    19,600       8,560        11,990
                                                                   ------   -------   -------     -------       -------
    Operating Income............................................    1,685       906     2,280       1,668         5,457
Other Expenses:
  Interest on Subordinated Notes Payable........................      678     2,569     3,492       1,594         1,237
  Interest, Other...............................................      215       468     2,464         766         2,052
  Other, Net....................................................       64       170       296          56            20
                                                                   ------   -------   -------     -------       -------
                                                                      957     3,207     6,252       2,416         3,309
                                                                   ------   -------   -------     -------       -------
    Earnings (Loss) before Income Taxes.........................      728    (2,301)   (3,972)       (748)        2,148
Income Tax Expense (Benefit):...................................       30      (334)       --          --            --
                                                                   ------   -------   -------     -------       -------
    Net Earnings (Loss).........................................  $   698   $(1,967)  $(3,972)    $  (748)      $ 2,148
    Preferred Stock Dividend....................................       --        --        --          --          (566)
                                                                   ------   -------   -------     -------       -------
    Earnings Available to Common Shares.........................  $   698   $(1,967)  $(3,972)    $  (748)      $ 1,582
                                                                   ======   =======   =======     =======       =======
Earnings (Loss) per Common Share:
  Primary.......................................................  $  0.14   $ (0.35)  $ (0.67)    $ (0.13)      $  0.26
                                                                   ======   =======   =======     =======       =======
  Fully diluted.................................................  $  0.14   $ (0.35)  $ (0.67)    $ (0.13)      $  0.26
                                                                   ======   =======   =======     =======       =======
Weighted Average Common and Common
  Equivalent Shares Outstanding:
  Primary.......................................................    5,011     5,584     5,892       5,892         6,136
                                                                   ======   =======   =======     =======       =======
  Fully diluted.................................................    5,011     5,584     5,892       5,892         6,145
                                                                   ======   =======   =======     =======       =======

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

  YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND SIX MONTHS ENDED JUNE 30,
                                      1996
                                 (IN THOUSANDS)

                                                                                              RETAINED        TOTAL
                                                       SHARES               AMOUNT            EARNINGS     STOCKHOLDERS'
                                                 ------------------    -----------------    (ACCUMULATED      EQUITY
                                                 PREFERRED   COMMON    PREFERRED COMMON       DEFICIT)      (DEFICIT)
                                                 ---------   ------    -------   -------    ------------   ------------
Balances at December 31, 1992..................       --     4,640     $    --   $     1      $       (2)    $       (1)
Net Earnings for the Year......................       --        --          --        --             698            698
                                                   -----     -----     -------   -------         -------        -------
Balances at December 31, 1993..................       --     4,640          --         1             696            697
Issuance of Common Stock for Purchase
  of Subsidiary................................       --       174          --        15              --             15
Issuance of Common Stock for Cash..............       --       708          --        61              --             61
Net Loss for the Year..........................       --        --          --        --          (1,967)        (1,967)
                                                   -----     -----     -------   -------         -------        -------
Balances at December 31, 1994..................       --     5,522          --        77          (1,271)        (1,194)
Issuance of Common Stock.......................       --        58          --        50              --             50
Conversion of Subordinated Notes Payable to
  Preferred Stock..............................    1,000        --      10,000        --              --         10,000
Net Loss for the Year..........................       --        --          --        --          (3,972)        (3,972)
                                                   -----     -----     -------   -------         -------        -------
Balances at December 31, 1995..................    1,000     5,580      10,000       127          (5,243)         4,884
Six Months Ended June 30, 1996:
Issuance of Common Stock (Unaudited)...........       --     2,645          --    14,845              --         14,845
Conversion of Debt to Common Stock
  (Unaudited)..................................       --       444          --     3,000              --          3,000
Issuance of Common Stock to Board of Directors
  (Unaudited)..................................       --        22          --       150              --            150
Preferred Stock Dividend (Unaudited)...........       --        --          --        --            (566)          (566)
Net Earnings for the Period (Unaudited)........       --        --          --        --           2,148          2,148
                                                   -----     -----     -------   -------         -------        -------
Balances at June 30, 1996 (Unaudited)..........    1,000     8,691     $10,000   $18,122      $   (3,661)    $   24,461
                                                   =====     =====     =======   =======         =======        =======

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                                    SIX MONTHS ENDED
                                                                     DECEMBER 31,                       JUNE 30,
                                                            -------------------------------    --------------------------
                                                             1993        1994        1995         1995           1996
                                                            -------    --------    --------    -----------    -----------
                                                                                               (UNAUDITED)    (UNAUDITED)
Cash Flows from Operating Activities:
  Net Earnings (Loss).....................................  $   698    $ (1,967)   $ (3,972)    $     (748)    $    2,148
    Adjustments to Reconcile Net Earnings (Loss) to Net
      Cash Provided by Operating Activities:
    Provision for Credit Losses...........................    3,292       8,140       8,359          4,404          5,172
    Gain on Sale of Finance Receivables...................       --          --          --             --         (1,178)
    Compensation Expense Related to Sale of Common               --          --          45             45             --
      Stock...............................................
    Decrease (Increase) in Deferred Income Taxes..........     (913)       (461)        449           (584)          (226)
    Loss on Disposal of Property and Equipment............       --          20         124              3             --
    Depreciation and Amortization.........................      557         777       1,314            546            701
    Minority Interest.....................................        1           5          --             --             --
    Changes in Assets and Liabilities, Net of Effects from
      the Purchase of Champion Financial Services, Inc.:
    Decrease (Increase) in Inventory......................   (1,081)     (3,098)     (1,500)        (1,144)           (57)
    Decrease (Increase) in Prepaid Expenses...............     (140)       (160)       (184)           (84)           273
    Increase in Other Assets..............................     (280)       (134)       (345)          (168)          (138)
    Increase in Accounts Payable, Accrued Expenses, and         709       1,064       3,035          1,706          2,710
      Other Liabilities...................................
    Increase (Decrease) in Income Taxes Receivable/             943        (809)       (984)           174          1,360
      Payable.............................................
                                                            -------    --------    --------       --------       --------
         Net Cash Provided by Operating Activities........    3,786       3,377       6,341          4,150         10,765
                                                            -------    --------    --------       --------       --------
Cash Flows from Investing Activities:
  Increase in Finance Receivables.........................   (8,622)    (14,994)    (33,228)       (15,675)       (25,290)
  Proceeds from Sale of Finance Receivables...............       --          --          --             --         18,410
  Increase in Investments Held in Trust...................       --          --          --             --         (6,574)
  Increase in Notes Receivable............................      (82)         --          --             --             --
  Repayments of Notes Receivable..........................       86         121          --             --             63
  Purchase of Property and Equipment......................     (271)     (5,334)     (3,195)        (1,838)        (2,056)
  Payment for Purchase of Inventory and Equipment.........     (425)         --          --             --             --
  Purchase of Minority Interest of Subsidiary.............       --         (15)         --             --             --
  Payment for Purchase of Subsidiary, Net of Cash                --        (376)         --             --             --
    Acquired..............................................
                                                            -------    --------    --------       --------       --------
         Net Cash Used in Investing Activities............   (9,314)    (20,598)    (36,423)       (17,513)       (15,447)
                                                            -------    --------    --------       --------       --------
Cash Flows from Financing Activities:
  Repayments of Obligations Under Capital Leases..........       --         (16)       (193)           (51)           (79)
  Additions to Notes Payable..............................       --       9,942      22,259             --             --
  Repayments of Notes Payable.............................   (3,749)     (2,027)         --         11,847        (10,221)
  Addition to Convertible Note Payable....................       --          --       3,000             --             --
  Net Issuance (Repayment) of Subordinated Notes              8,941       9,350       6,262          1,709           (553)
    Payable...............................................
  Preferred Stock Dividend Paid...........................       --          --          --             --           (566)
  Proceeds from Issuance of Common Stock..................       --          61           5              5         14,945
                                                            -------    --------    --------       --------       --------
         Net Cash Provided by Financing Activities........    5,192      17,310      31,333         13,510          3,526
                                                            -------    --------    --------       --------       --------
Net Increase (Decrease) in Cash and Cash Equivalents......     (336)         89       1,251            147         (1,156)
Cash and Cash Equivalents at Beginning of Period..........      415          79         168            168          1,419
                                                            -------    --------    --------       --------       --------
Cash and Cash Equivalents at End of Period................  $    79    $    168    $  1,419     $      315     $      263
                                                            =======    ========    ========       ========       ========

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
          AND THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

(1)  ORGANIZATION AND ACQUISITIONS

     Ugly Duckling Corporation, a Delaware corporation (the Company), was incorporated in April 1996 as the successor to Ugly Duckling Holdings, Inc.
(UDH), an Arizona corporation, formed in 1992. Contemporaneous with the formation of the Company, UDH was merged into the Company with each share of UDH's common stock exchanged for 1.16 shares of common stock in the Company and each share of UDH's preferred stock exchanged for one share of preferred stock in the Company under identical terms and conditions. UDH was effectively dissolved in the merger. The resulting effect of the merger was a recapitalization increasing the number of authorized shares of common stock to 20,000,000 and a 1.16-to-1 common stock split effective April 24, 1996 (note
23). The stockholders' equity section of the Consolidated Balance Sheets as of December 31, 1994 and 1995 and as of June 30, 1996, reflects the number of authorized shares after giving effect to the merger and common stock split. The Company's principal stockholder is also the sole stockholder of Verde Holdings, Inc. and Verde Investments, Inc., affiliated entities under common control. The Company's subordinated debt (note 13) is held by, and the land for certain of its operating facilities is leased from, Verde Investments, Inc. (Verde) (note
16).

     As of June 30, 1996 (unaudited), the Company has twelve wholly owned subsidiaries: Duck Ventures, Inc.; Champion Acceptance Corporation (formerly Ugly Duckling Credit Corp.); Ugly Duckling Car Sales, Inc.; UDRAC, Inc. (rental car franchisor); Champion Financial Services, Inc.; UDRAC Rentals, Inc.; Ugly Duckling Franchising, Inc.; Drake Insurance Services, Inc.; Drake Insurance Agency, Inc.; Drake Property & Casualty Insurance Company; Drake Life Insurance Company, and Champion Receivables Corp. (CRC). CRC is a special purpose corporation formed to accommodate the structure under which the Company sells its finance receivables.

     Verde Holdings, Inc. originally acquired Duck Ventures, Inc. and its subsidiaries (Ventures) from an unrelated entity in January 1992. The acquisition price was $1,530,000, which represented the net book value of Ventures plus an additional $716,373 for a covenant not to compete (note 8) and $580,855 for trademarks (note 8). No "goodwill" was recorded in connection with the acquisition. During December 1992, Verde Holdings, Inc. transferred the common stock of Ventures to UDH for a price of $2,913,000, representing the net book value of Ventures, in exchange for the assumption by UDH of notes payable to unrelated third parties of $1,375,000 and the issuance of a note payable to Verde Holdings, Inc. in the amount of $1,538,000. The assets were recorded at their historical cost basis in a manner similar to a pooling of interests because of the common ownership of UDH and Verde Holdings, Inc. Subsequently, the notes became a component of the subordinated debt (note 13) when Verde acquired these notes, at face value, from Verde Holdings, Inc.

     During 1993, Ugly Duckling Car Sales, Inc. purchased from an unrelated entity the assets of a used car lot for $424,850 in cash. No liabilities were assumed in connection with the acquisition. The acquisition was recorded in accordance with the "purchase method" of accounting. The cost was allocated, based upon the estimated fair value of the assets on the acquisition date, as follows: $349,850 to inventory and $75,000 to property, equipment, and leasehold improvements.

     During 1994, Champion Acceptance Corporation (CAC) acquired from unrelated parties 100% of the common stock of Champion Financial Services, Inc. (CFS) for $420,886. CAC paid $125,886 in cash, $15,000 in common stock of UDH (174,000 shares), and financed the balance of $280,000, which was subsequently paid in full prior to December 31, 1994. The acquisition was recorded in accordance with the "purchase method" of accounting with the results of CFS being included in the accompanying statements of operations from the February 1, 1994 acquisition date. The purchase price approximated the fair value of the tangible net assets acquired.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if CFS had been acquired as of the beginning of the periods presented (in thousands):

                                                         YEAR ENDED            YEAR ENDED
                                                      DECEMBER 31, 1993     DECEMBER 31, 1994
                                                      -----------------     -----------------
         Income on Third Party Finance
           Receivables..............................       $ 1,005               $   788
         Income (Loss) before Income Taxes..........         1,080                (2,284)
         Net Earnings (Loss)........................           930                (1,956)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Operations

     The Company, through its subsidiaries, owns and operates a sales finance company, used car sales lots, and is a franchiser of rental car operations. The Company's recently formed insurance companies will sell car casualty, credit life and disability insurance.

  Principles of Consolidation

     The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Concentration of Credit Risk

     CAC and CFS provide sales finance services in connection with the sale of used cars to individuals residing primarily in the metropolitan areas of Phoenix and Tucson, Arizona. The Company operated two, three and three dealerships in the Tucson metropolitan area in 1993, 1994, and 1995, respectively; and three, five, and five dealerships in the Phoenix metropolitan area in 1993, 1994, and 1995, respectively (company dealerships). As of June 30, 1996, CFS maintains relationships with approximately 500 (unaudited) third party car dealers (third party dealers) in six states from whom it purchases sales finance contracts.

     Periodically during the year, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government.

  Cash Equivalents and Supplemental Statement of Cash Flow Information

     The Company considers all highly liquid debt instruments purchased with an original maturity of six months or less to be cash equivalents. Cash equivalents consist of demand deposit accounts.

     Interest paid totaled $921,892 during the year ended December 31, 1993; there were no income taxes paid during the year ended December 31, 1993. Interest paid totaled $3,030,778 during the year ended December 31, 1994; income taxes paid totaled $960,000 during the year ended December 31, 1994. Interest paid totaled $5,889,606 during the year ended December 31, 1995; income taxes paid totaled $535,000 during the year ended December 31, 1995. Interest paid totaled $2,343,707 (unaudited) during the period ended June 30, 1995; income taxes paid totaled $410,000 (unaudited) during the period ended June 30, 1995. Interest paid totaled $3,126,009 (unaudited) during the period ended June 30, 1996; there were no (unaudited) income taxes paid during the period ended June 30, 1996.

     During 1994, the Company purchased 100% of the common stock of CFS for $420,886. In connection with the acquisition, liabilities were assumed as follows (in thousands):

         Fair Value of Assets Acquired......................................  $2,178
         Purchase Price of the Common Stock.................................    (421)
                                                                              ------
         Liabilities Assumed................................................  $1,757
                                                                              ======

     During the period ended June 30, 1996, the Company acquired property and equipment of approximately $900,000 (unaudited) in exchange for the execution of certain notes payable. On June 21, 1996, the $3,000,000 convertible note payable was converted to common stock (Note 12).

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

  Revenue Recognition

     Income on finance receivables is recognized using the interest method. Direct loan origination costs related to contracts originated at the company dealerships are deferred and charged against finance income over the life of the related installment sales contract as an adjustment of yield. Pre-opening and start-up costs incurred on third party dealer branch offices are deferred and charged to expense over a twelve month period. The accrual of interest is suspended if collection becomes doubtful and is resumed when the loan becomes current.

     Revenue from the sale of cars is recognized upon delivery, when the sales contract is signed and the agreed-upon down payment has been received.

     Franchise fees recorded by UDRAC, Inc. are accounted for in accordance with Statement of Financial Accounting Standards No. 45, "Accounting for Franchise Fee Revenue," issued by the Financial Accounting Standards Board. Initial franchise fees are recognized as revenue at the time of sale of the related franchise. Franchise fees, based on the franchise's sales, are recognized as earned.

  Gain on Sale of Finance Receivables and Income on Residual in Finance Receivables Sold

     In 1996, the Company initiated a securitization program under which it sells finance receivables to a trust which uses the finance receivables to create asset backed securities (certificates) which are remitted to the Company in consideration for the sale. The Company then sells senior certificate(s) to third party investors and retains subordinated certificate(s). In consideration of such sale, the Company receives cash proceeds from the sale of certificates collateralized by the finance receivables and the right to future cash flows under the subordinated certificates (residual in finance receivables sold, or residual) arising from those receivables to the extent not required to make payments on the senior certificates sold to a third party or to pay associated costs.

     Gains or losses are determined based upon the difference between the sales proceeds for the portion of finance receivables sold and the Company's recorded investment in the finance receivables sold. The Company allocates the recorded investment in the finance receivables between the portion of the finance receivables sold and the portion retained based on the relative fair values of those portions on the date of sale.

  Servicing Income

     Servicing income is recognized when earned. Servicing costs are charged to expense as incurred. In the event delinquencies and/or losses on the portfolio serviced exceed specified levels, the trustee may require the transfer of servicing of the portfolio to another servicer.

  Finance Receivables, Allowance for Credit Losses and Nonrefundable Acquisition Discount

     The Company originates installment sales contracts from its company dealerships and purchases contracts from third party dealers. Finance receivables consist of contractually scheduled payments from installment sales contracts net of unearned finance charges, accrued interest receivable, direct loan origination costs, and an allowance for credit losses, including nonrefundable acquisition discount.

     Unearned finance charges represent the balance of finance income (interest) remaining from the capitalization of the total interest to be earned over the original term of the related installment sales contract. Direct loan origination costs represent the unamortized balance of costs incurred in the origination of contracts at the Company's dealerships.

     The Company follows the provisions of Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

     An allowance for credit losses (allowance) is established by charging the provision for credit losses and the allocation of nonrefundable acquisition discount. For contracts generated by the company dealerships, the

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES allowance is established by charging the provision for credit losses. Contracts purchased from third party dealers are generally purchased with a nonrefundable acquisition discount (discount). The discount is negotiated with third party dealers pursuant to a financing program that bases the discount on, among other things, the credit risk of the borrower and the amount to be financed in relation to the car's wholesale value. The discount is allocated between discount available for credit losses and discount available for accretion to interest income. The portion of discount allocated to the allowance is based upon historical performance and write-offs of contracts acquired from third party dealers, as well as the general credit worthiness of the borrowers and the wholesale value of the vehicle. The remaining discount, if any, is deferred and accreted to income using the interest method. To the extent that the discount is considered insufficient to absorb anticipated losses on the third party dealer portfolio, additions to the allowance are established through a charge to the provision for credit losses. The evaluation of the discount and allowance considers such factors as the performance of each third party dealer's loan portfolio, the Company's historical credit losses, the overall portfolio quality and delinquency status, the review of specific problem loans, the value of underlying collateral, and current economic conditions that may affect the borrower's ability to pay.

  Inventory

     Inventory consists of used vehicles held for sale and is valued at the lower of cost or market. Vehicle reconditioning costs are capitalized as a component of inventory cost. The cost of used vehicles sold is determined on a specific identification basis. Repossessed vehicles are valued at the lower of estimated net realizable value or the related loan balance.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to ten years for equipment and thirty years for buildings. Leasehold and land improvements are amortized using straight-line and accelerated methods over the shorter of the lease term or the estimated useful lives of the related improvements.

     The Company has capitalized costs related to the development of software products for internal use. Capitalization of costs begins when technological feasibility has been established and ends when the software is available for general use. Amortization is computed using the straight-line method over the estimated economic life of five years.

  Trademarks, Trade Names, Logos, and Contract Rights

     The registered trade names, "Ugly Duckling Car Sales," "Ugly Duckling Rent-A-Car," and "America's Second Car" and related trademarks, logos, and contract rights are stated at cost. The cost of trademarks, trade names, logos, and contract rights is amortized on a straight-line basis over their estimated economic lives of ten years.

  Covenants Not to Compete

     The covenants not to compete are stated at cost. Amortization is provided using the straight-line method over the respective terms of the contracts.

  Post Sale Customer Support Programs

     A liability for the estimated cost of post sale customer support, including car repairs and the Company's down payment back and credit card programs, is established at the time the used car is sold by charging Cost of Used Cars Sold. The liability is evaluated for adequacy through a separate analysis of the various programs' historical performance.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Advertising

     The Company expenses production and other costs of advertising as incurred.

  Earnings per Share

     Earnings per share is based upon the weighted average number of common shares outstanding plus common stock equivalents after giving effect to the 1.16-to-1 common stock split (note 1).

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Interim Financial Information

     The unaudited interim consolidated financial statements as of June 30, 1996 and for the six month periods ended June 30, 1995 and 1996 reflect, in the opinion of management all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations, and cash flows as of and for the periods presented. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

(3)  FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

     The Company provides financing for a substantial portion of its company dealerships' retail sales and purchases contracts from a network of third party dealers. Installment sales contracts generated by company dealerships are executed by customers with terms which typically include down payments of approximately 15%, interest rates of 29.9%, and maturity terms ranging from 12 to 36 months. Purchased installment sales contracts generally contain interest rates ranging from 21% to 29.9% and maturity terms ranging from 12 to 48 months.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of net finance receivables at December 31, 1994 and 1995 and June 30, 1996 (unaudited) follows (in thousands):

                                                               DECEMBER 31,
                                                            -------------------    JUNE 30,
                                                             1994        1995        1996
                                                            -------    --------    --------
                                                                                   (UNAUDITED)
    Contractually Scheduled Payments......................  $27,965    $ 66,425    $ 72,363
    Less: Unearned Finance Income.........................   (6,464)    (18,394)    (21,580)
                                                             ------      ------      ------
    Installment Sales Contract Principal Balances.........   21,501      48,031      50,783
    Add: Accrued Interest Receivable......................      270         613         548
          Loan Origination Costs, Net.....................      367         582         329
    Less: Dealer Holdbacks................................      (71)         --          --
                                                             ------      ------      ------
    Principal Balances, Net...............................   22,067      49,226      51,660
    Less: Allowance for Credit Losses.....................   (6,209)     (8,500)     (8,048)
                                                             ------      ------      ------
    Finance Receivables, Net..............................  $15,858    $ 40,726    $ 43,612
                                                             ======      ======      ======

     Allowance for credit losses as a percent of principal balances totaled 28.9% and 17.7% at December 31, 1994 and 1995, respectively and 15.8% (unaudited) at June 30, 1996.

     The changes in the allowance for credit losses (allowance) and the nonrefundable acquisition discount (discount) for the years ended December 31, 1994 and 1995 and the period ended June 30, 1996 (unaudited) follow (in thousands):

                                                             DECEMBER 31,
                                                         --------------------      JUNE 30,
                                                          1994         1995          1996
                                                         -------     --------     -----------
                                                                                  (UNAUDITED)
    Balances, Beginning of Period......................  $ 2,876     $  6,209       $ 8,500
      Provision for Credit Losses......................    8,140        8,359         5,172
      Discount Acquired................................      767        1,660         1,830
      Discount Accreted to Income......................     (188)          --            --
      Charge Off Activity:
         Principal Balances Charged Off................   (8,597)     (10,191)       (6,160)
         Accrued Interest Balances Charged Off.........     (677)        (711)         (436)
         Recoveries....................................    3,888        3,174         2,066
                                                           -----       ------         -----
           Net Charge Offs.............................   (5,386)      (7,728)       (4,530)
                                                           -----       ------         -----
           Amount Relieved from Sale of Associated
              Contracts................................       --           --        (2,924)
                                                           -----       ------         -----
    Balances, End of Period............................  $ 6,209     $  8,500       $ 8,048
                                                           =====       ======         =====

     For the year ended December 31, 1994, approximately seventy-five percent (75%) of the non-refundable acquisition discount acquired was allocated to acquisition discount available for credit losses. For the year ended December 31, 1995, and the six months ended June 30, 1996 (unaudited), the entire nonrefundable acquisition discount acquired was allocated to acquisition discount available for credit losses.

(4)  RESIDUAL IN FINANCE RECEIVABLES SOLD (UNAUDITED)

     The valuation of the residual in finance receivables sold as of June 30, 1996 totaled $5,000,594 (unaudited) which represented the present value of the Company's interest in the anticipated future cash flows of the underlying portfolio after taking into consideration anticipated prepayments and net charge offs.

     At June 30, 1996, the remaining balance of finance receivables sold totaled $20,470,034 (unaudited). The Company services these finance receivables, originated solely in the state of Arizona, for one client.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(5)  INVESTMENTS HELD IN TRUST (UNAUDITED)

     In connection with its securitization, the Company is required to make an initial cash deposit into an account held by the trustee (spread account) and to pledge this cash to the trust to which the finance receivables were sold. The trust in turn invests the cash in high quality liquid investment securities. In addition, the Company (through the trustee) deposits additional cash flows from the residual to the spread account as necessary to attain and maintain the spread account at a specified percentage of the underlying finance receivables principal balance.

     In the event that the cash flows generated by the finance receivables sold to the trust are insufficient to pay obligations of the trust, including principal or interest due to certificate holders or expenses of the trust, the trustee will draw funds from the spread account as necessary to pay the obligations of the trust. The spread account must be maintained at a specified percentage of the principal balances of the finance receivables held by the trust, which can be increased in the event delinquencies or losses exceed specified levels. If the spread account exceeds the specified percentage, the trustee will release the excess cash to the Company from the pledged spread account. Except for releases in this manner, the cash in the spread account is restricted from use by the Company. Investments Held in Trust, which are funds deposited in an interest-bearing, money market account, totaled $1,573,622 (unaudited) at June 30, 1996.

(6)  NOTE RECEIVABLE

     In January 1996, the Company sold the land and improvements of one of its used car dealerships to an unrelated party. In connection with the sale, the Company received a note receivable totaling $1,200,000 (note 11). The note calls for monthly principal payments of $12,500 plus interest at the prime rate plus 1% through January 2001, at which time the Company is scheduled to receive a balloon payment of $450,000 plus any accrued but unpaid interest. The note is secured by a first deed of trust on the related land and improvements. The balance on this note receivable totaled $1,137,500 (unaudited) at June 30, 1996.

(7)  PROPERTY AND EQUIPMENT

     A summary of property and equipment as of December 31, 1994 and 1995 and June 30, 1996 (unaudited) follows (in thousands):

                                                                  DECEMBER 31,       JUNE
                                                                ----------------      30,
                                                                 1994      1995      1996
                                                                ------    ------    -------
    Buildings and Leasehold Improvements
      (note 16)...............................................  $4,139    $5,143    $ 5,853
    Furniture and Equipment (note 10).........................   1,767     3,401      4,780
    Vehicles..................................................     115       133        138
    Software Development Costs................................     440       533        762
    Land......................................................      15        15         15
    Construction in Process...................................      71        11         24
                                                                 -----    ------     ------
                                                                 6,547     9,236     11,572
    Less Accumulated Depreciation and Amortization............    (572)   (1,439)    (2,095)
                                                                 -----    ------     ------
    Property and Equipment, Net...............................  $5,975    $7,797    $ 9,477
                                                                 =====    ======     ======

     There was no interest expense capitalized during 1993 due to immateriality. Interest expense capitalized in 1994, 1995 and in the periods ending June 30, 1995 and 1996 totaled $142,324, $54,475, $34,225 (unaudited) and zero
(unaudited), respectively.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(8)  COVENANTS NOT TO COMPETE AND TRADEMARKS

     A summary of covenants not to compete as of December 31, 1994 and 1995 and June 30, 1996 (unaudited) follows (in thousands):

                                                            ORIGINAL  ACCUMULATED        NET
                                                             COST     AMORTIZATION    COVENANTS
                                                            ------    ------------    ---------
    December 31, 1994:
    Original Date
      January 1992........................................  $  716       $  557         $ 159
      December 1992.......................................     411          274           137
                                                             -----        -----          ----
                                                            $1,127       $  831         $ 296
                                                             =====        =====          ====
    December 31, 1995 and June 30, 1996 (unaudited):
    Original Date
      January 1992........................................  $  716       $  716         $  --
      December 1992.......................................     411          411            --
                                                            ------    ---------       -------
                                                            $1,127       $1,127         $  --
                                                            ======    =========       =======

     Amortization Expense relating to the covenants not to compete for the years ended December 31, 1993, 1994, and 1995 and the period ended June 30, 1995 totaled $365,911, $296,232, $296,231, and $148,116, respectively. The covenants were fully amortized as of December 31, 1995.

     A summary of trademarks as of December 31, 1994 and 1995 and June 30, 1996 (unaudited) follows (in thousands):

                                                                DECEMBER 31,
                                                               --------------     JUNE 30,
                                                               1994     1995        1996
                                                               -----    -----    -----------
                                                                                 (UNAUDITED)
    Original Cost............................................  $ 581    $ 581       $ 581
    Accumulated Amortization.................................   (248)    (312)       (343)
                                                               -----    -----       -----
      Trademarks, Net........................................  $ 333    $ 269       $ 238
                                                               =====    =====       =====

     Amortization expense relating to trademarks for the years ended December 31, 1993, 1994, 1995 and the periods ended June 30, 1995 and 1996 totaled $63,378, $63,378, $63,378, $31,689 (unaudited) and $31,689 (unaudited), respectively.

(9)  ACCRUED EXPENSES AND OTHER LIABILITIES

     A summary of accrued expenses as of December 31, 1994 and 1995 and June 30, 1996 (unaudited) follows (in thousands):

                                                              DECEMBER 31,
                                                            -----------------      JUNE 30,
                                                             1994       1995         1996
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Sales Taxes...........................................  $  501     $2,258       $ 2,575
    Others................................................     880      2,316         3,621
                                                             -----      -----         -----
                                                            $1,381     $4,574       $ 6,196
                                                             =====      =====         =====

     In connection with the retail sale of vehicles, the Company is required to pay sales taxes to certain government jurisdictions. The Company has elected to pay these taxes using the "cash basis", which requires the Company to pay the sales tax obligation for a sale transaction as principal is collected over the life of the receivable contract.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(10)  OBLIGATIONS UNDER CAPITAL LEASES

     During the years ended December 31, 1994 and 1995, and the period ending June 30, 1996 (unaudited), the Company acquired certain equipment under lease agreements which expire through 2000. These leases meet various criteria of a capital lease and are, therefore, classified as obligations under capital leases. The cost of the equipment was $399,055 in 1994, $792,274 in 1995, and $57,232 (unaudited) during the period ended June 30, 1996. The total cost of equipment under capital leases totaled $1,191,329 at December 31, 1995 and $1,248,561 (unaudited) at June 30, 1996 and is included in property and equipment (note 7). Accumulated depreciation totaled $229,097 at December 31, 1995 and $383,833 (unaudited) at June 30, 1996. Amortization expense related to these capital leases is included in depreciation and amortization on the accompanying Consolidated Statements of Operations.

     A summary of the present value of future minimum capital lease payments after December 31, 1995 and June 30, 1996 follows (in thousands):

                                                                  DECEMBER 31,      JUNE 30,
                                                                      1995            1996
                                                                  ------------     -----------
                                                                                   (UNAUDITED)
         1996...................................................     $  366           $ 386
         1997...................................................        366             385
         1998...................................................        291             206
         1999...................................................        113              68
         2000...................................................         34              18
                                                                      -----           -----
    Total Minimum Lease Payments................................      1,170           1,063
    Less Amount Representing Interest (ranging from
      approximately 10% to 12%).................................       (187)           (159)
                                                                      -----           -----
    Present Value of Net Minimum Capital Lease Payments.........     $  983           $ 904
                                                                      =====           =====

(11)  NOTES PAYABLE

     In October 1995, the Company amended its loan agreement for a revolving loan with a finance company. The note calls for interest payable daily at an annual rate of 30 day LIBOR (5.83% at December 31, 1995) plus 4.25%. The note is secured by certain assets of the Company, and the personal guarantee of the Company's President. As of December 31, 1995, the note had a maximum commitment of $50,000,000 through September 1997, at which time the Company retains the right to extend the loan for one additional year. The Company had borrowed $9,942,147, $32,201,329 and $20,561,708 (unaudited) under this loan as of
December 31, 1994, 1995 and June 30, 1996, respectively.

     The loan agreement contains various reporting and performance covenants including the maintenance of certain ratios and limitations on additional borrowings from other sources. The Company was in compliance with the covenants at December 31, 1994 and 1995 and at June 30, 1996 (unaudited).

     Interest expense related to this note payable totaled $439,137 and $2,232,282 for the years ended December 31, 1994 and 1995, respectively, and 779,268 (unaudited) and $1,769,737 (unaudited) for the periods ended June 30, 1995 and 1996, respectively.

     In April 1996, the Company executed a $1,000,000 note with a finance company. The note is secured by a note receivable of $1,200,000 and the personal guarantee of the Company's Chairman. The note accrues interest at prime plus 4% per annum. The monthly principal and interest payment under the note is required to be the amount of the monthly collections of the note receivable (note 6) collateralizing the note payable which approximate $21,000 per month. The note is scheduled to mature in April 1999 with an anticipated balloon payment of approximately $550,000 (unaudited). The amount outstanding under this note payable at June 30, 1996 was $963,703 (unaudited).

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     In April 1996, the Company executed a $455,000 note payable, with interest imputed at 10%. The note calls for annual principal and interest payments of $120,000 each May with the note scheduled to mature in May 2001. The note is secured by certain furniture and equipment. The amount outstanding under this note payable at June 30, 1996 was $454,894 (unaudited).

     The Company has executed certain other notes payable totaling approximately $405,000, with interest rates ranging from 9% to 11% per annum. The notes call for monthly principal and interest payments totaling approximately $4,000, and mature through April 2007. The notes are secured by certain real property. The amount outstanding under these notes payable at June 30, 1996 was $407,886 (unaudited).

(12)  CONVERTIBLE NOTE PAYABLE

     In August 1995, the Company executed a $3,000,000 convertible note with an insurance company. The note called for interest payable quarterly at an annual rate of 12.5% and was scheduled to mature in June 1998. The note was secured by a pledge of 100% of the common stock owned by the Company's President, and the guarantee of Verde. The note was subordinate to the aforementioned revolving loan. The Company had borrowed $3,000,000 related to this note as of December 31, 1995.

     The loan agreement contains various reporting and performance covenants including the maintenance of certain ratios and limitations on additional borrowings from other sources. The Company was in compliance with the covenants at December 31, 1995.

     Interest expense related to this convertible note payable totaled zero and $140,855 for the years ended December 31, 1994 and 1995, respectively, and $197,944 (unaudited) for the period ended June 30, 1996.

     Pursuant to the terms of the related loan agreement, the insurance company exercised its right to convert the loan into common stock of the company. The $3,000,000 (unaudited) loan balance was converted into 444,444 shares ($6.75 per share) of common stock concurrent with the completion of the company's initial public offering in June 1996. In conjunction with the conversion, the Company issued warrants to the insurance company to purchase 116,000 shares of common stock at an exercise price of $6.75 per share.

(13)  SUBORDINATED NOTES PAYABLE

     The Company has executed three subordinated notes payable with Verde. As discussed in the following paragraphs, the balance outstanding under these notes totaled $18,290,916 and $14,552,804 at December 31, 1994 and 1995, respectively. There was no accrued interest payable related to these notes at December 31, 1994 and 1995.

     In August 1993, the Company entered into a ten-year, subordinated note payable agreement with Verde. This unsecured $15,000,000 note bears interest at an annual rate of 18%, with interest payable monthly and is subordinated to all other Company liabilities. The note also provides for suspension of interest payments should the Company be in default with any other creditors. The Company had $15,000,000 and $10,000,000 outstanding related to this note payable at December 31, 1994 and 1995, respectively.

     In September 1994, the Company entered into a nine-year, senior subordinated note payable agreement with Verde. This $2,000,000 note is senior to and contains terms identical to the aforementioned subordinated note payable. The Company had $2,000,000 outstanding related to this note payable at December 31, 1994. This note was paid in full in 1995.

     In December 1995, the Company amended its five-year junior subordinated revolving note payable agreement with Verde. The note was increased from $3,000,000 to $5,000,000, bears interest at an annual rate of 18%, with interest payable monthly, and is scheduled to mature in December 1999. The Company had $1,290,916 and $4,552,804 outstanding related to this note payable at December 31, 1994 and 1995, respectively and $4,000,000 (unaudited) at June 30, 1996. Unused amounts related to this revolving note payable totaled $1,709,084 and $447,196 at December 31, 1994 and 1995, respectively.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     In conjunction with the closing of the Company's initial public offering, the two previously outstanding subordinated notes payable were exchanged for a new subordinated note payable. The new $14,000,000 unsecured note bears interest at an annual rate of 10%, with interest payable monthly and is subordinate to all other Company indebtedness. The note also calls for annual principal payments of $2,000,000 through June 2003 when the loan will be paid in full. The Company had $14,000,000 (unaudited) outstanding under this note payable at June 30, 1996.

     Interest expense related to these notes totaled $677,625, $2,568,738, $3,491,673, $1,594,611 (unaudited) and $1,236,695 (unaudited) for the years ended December 31, 1993, 1994, 1995, and the periods ended June 30, 1995 and 1996, respectively.

     On December 31, 1995, Verde converted $10,000,000 of subordinated notes payable to preferred stock (note 17) of the Company. Verde agreed to waive any prepayment penalties associated with the reduction of the subordinated notes payable in connection with the conversion.

(14)  INCOME TAXES

     Income tax expense (benefit) amounted to $30,000, ($333,626), zero and $40 (unaudited) for the years ended December 31, 1993, 1994, and 1995 and the period ended June 30, 1996, respectively (an effective tax rate of 4.1%, 14.5%, 0% and 0% (unaudited), respectively). A reconciliation between taxes computed at the federal statutory rate of 34% and at the effective tax rate on income (loss) before income taxes follows (in thousands):

                                                          DECEMBER 31,
                                                   ---------------------------      JUNE 30,
                                                   1993      1994       1995          1996
                                                   -----     -----     -------     -----------
                                                                                   (UNAUDITED)
    Computed "Expected" Tax Expense (Benefit)....  $ 248     $(782)    $(1,350)      $   731
    State Income Taxes, Net of Federal Effect....      4      (125)       (217)          117
    Change in Valuation Allowance................   (191)      897       1,418        (1,030)
    Others, Net..................................    (31)     (324)        149           182
                                                    ----      ----       -----         -----
                                                   $  30     $(334)    $    --       $    --
                                                    ====      ====       =====         =====

     Components of income tax expense (benefit) for the years ended December 31, 1993, 1994, and 1995 and the period ended June 30, 1996 (unaudited) follow (in thousands):

                                                               CURRENT     DEFERRED     TOTAL
                                                               -------     --------     -----
    1993:
      Federal................................................   $ 741       $ (717)     $  24
      State..................................................     202         (196)         6
                                                                -----        -----      -----
                                                                $ 943       $ (913)     $  30
                                                                =====        =====      =====
    1994:
      Federal................................................   $  79       $ (367)     $(288)
      State..................................................      48          (94)       (46)
                                                                -----        -----      -----
                                                                $ 127       $ (461)     $(334)
                                                                =====        =====      =====
    1995:
      Federal................................................   $(449)      $  449      $  --
      State..................................................      --           --         --
                                                                -----        -----      -----
                                                                $(449)      $  449      $  --
                                                                =====        =====      =====
    June 30, 1996 (unaudited):
      Federal................................................   $ 226       $ (169)     $  57
      State..................................................      --          (57)       (57)
                                                                -----        -----      -----
                                                                $ 226       $ (226)     $  --
                                                                =====        =====      =====

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1994 and 1995 and as of June 30, 1996 (unaudited) are presented below (in thousands):

                                                              DECEMBER 31,
                                                           ------------------      JUNE 30,
                                                            1994       1995          1996
                                                           ------     -------     -----------
                                                                                  (UNAUDITED)
                                                                                  -----------
    Deferred tax assets:
      Finance Receivables, Principally Due to the
         Allowance for Credit Losses.....................  $2,387     $ 2,987       $ 2,375
      Acquisition Discount...............................      --          95            --
      Federal and State Income Tax Net Operating
         Loss Carryforward...............................     197         317           174
      Accrued Vacation Benefits..........................      43          67            67
      Accrued Post-Sale Liabilities......................      --         194           256
      Property and Equipment, Principally Due to
         Depreciation....................................      15          87            --
                                                            -----      ------        ------
      Total Gross Deferred Tax Assets....................   2,642       3,747         2,872
      Less: Valuation Allowance..........................    (897)     (2,315)       (1,285)
                                                            -----      ------        ------
           Net Deferred Tax Assets.......................   1,745       1,432         1,587
                                                            -----      ------        ------
    Deferred Tax Liabilities:
      Acquisition Discount...............................      --          --          (114)
      Covenant Not to Compete, Principally Due to
         Amortization....................................     (63)         --            --
      Software Development Costs.........................     (83)        (96)         (186)
      Loan Origination Fees..............................      --        (198)         (107)
      Basis Adjustment Related to the Acquisition
         of CFS..........................................     (32)         --            --
      Inventory, Principally Related to Repossessed
         Vehicles........................................    (193)       (213)          (29)
                                                            -----      ------        ------
         Total Gross Deferred Tax Liabilities............    (371)       (507)         (436)
                                                            -----      ------        ------
           Net Deferred Tax Asset........................  $1,374     $   925       $ 1,151
                                                            =====      ======        ======

     The valuation allowance for deferred tax assets as of December 31, 1994 and 1995 was $897,000 and
$2,315,000, respectively and $1,285,000 (unaudited) at June 30, 1996. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 was an increase of $897,000 and $1,418,000, respectively, and a decrease of $1,030,000 (unaudited) for the period ended June 30, 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at June 30, 1996.

     At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $632,000, which, subject to annual limitations, are available to offset future taxable income, if any, through 2006 and net operating loss carryforwards for state income tax purposes of $1,464,000, which are available to offset future taxable income through 2000.

     At June 30, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $271,000 (unaudited), which, subject to annual limitations, are available to offset future

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES taxable income, if any, through 2006 and net operating loss carryforwards for state income tax purposes of $1,082,000 (unaudited), which are available to offset future taxable income through 2000.

(15)  RENTAL CAR FRANCHISING ACTIVITY

     The Company sold twenty-nine and four additional franchises and recognized initial franchise fee revenue totaling $148,358 and $17,711 during 1993 and 1994, respectively. No rental car franchises were sold during the year ended December 31, 1995 or the period ended June 30, 1996 (unaudited). Additionally, ongoing Franchise Fees from rental car franchisees average 6% of the franchisees' gross revenue and totaled $408,344, $404,083 and $299,062 for the years ended December 31, 1993, 1994, and 1995, respectively. Franchise fees totaled $115,900 (unaudited) for the period ended June 30, 1996.

     The Company terminated agreements with twenty-four, fifty, twenty-eight and nine (unaudited) franchisees during the years ended December 31, 1993, 1994, and 1995 and the period ended June 30, 1996, respectively. Costs associated with these terminations are not material. As of June 30, 1996, the Company retained agreements with approximately forty-five (unaudited) franchisees with the related agreements extending over periods ranging from five to ten years.

(16)  LEASE COMMITMENTS

     As of December 31, 1995, the Company leased seven car lots, a vehicle reconditioning center, and two office buildings from Verde under operating leases, with one lease expiring July 1998, and the remaining leases expiring December 2008. Verde's leases with the Company require base monthly rent payments aggregating approximately $123,000, contain provisions for additional contingent rents and have renewal options for periods ranging from one to ten years. The Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utilities. The leases contain rent escalation provisions where annual rents will increase with the increase in the Consumer Price Index. In connection with these leases, the Company has paid security deposits to Verde totaling $334,000 and $364,000 and $328,000 (unaudited) which are included in Other Assets in the accompanying Consolidated Balance Sheets as of December 31, 1994, 1995 and June 30, 1996, respectively.

     As of June 30, 1996, the Company leases an additional operating facility and sixteen offices from unrelated entities under operating leases which expire through April 2000. The leases require monthly rental payments aggregating approximately $47,000 (unaudited) and contain various renewal options from one to ten years. The Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utility costs.

     As of June 30, 1996, the Company leases a vehicle, and certain office equipment from unrelated entities under operating leases which expire through September 1998. The leases require monthly rental payments aggregating approximately $5,600 (unaudited).

     Rent expense for the year ended December 31, 1993 totaled $488,400, of which $235,000 was paid to Verde. There were no contingent rents paid in 1993.

     Rent expense for the year ended December 31, 1994 totaled $1,399,851. Rents paid to Verde totaled $1,220,703, including contingent rents of $310,102, and $127,000 of rent capitalized during the construction period of two used car dealership facilities. Accrued rent payable to Verde totaled $63,142 at December 31, 1994 and is included in Accrued Expenses on the accompanying Consolidated Balance Sheets.

     Rent expense for the year ended December 31, 1995 totaled $2,376,802. Rents paid to Verde totaled $1,889,007, including contingent rents of $465,000, and $112,943 of rent capitalized during the construction period of a facility. Accrued rent payable to Verde totaled $100,805 at December 31, 1995 and is included in Accrued Expenses on the accompanying Consolidated Balance Sheets.

     Rent expense for the period ended June 30, 1996 totaled $1,385,843 (unaudited). Rents paid to Verde totaled $1,085,196 (unaudited) including contingent rents of $440,330 (unaudited). Accrued rent payable to

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

Verde totaled $81,383 (unaudited) at June 30, 1996 and is included in Accrued Expenses on the accompanying Consolidated Balance Sheets.

     A summary of future minimum lease payments required under noncancelable operating leases with remaining lease terms in excess of one year as of December 31, 1995 and June 30, 1996 (unaudited) follows (in thousands):

                                         DECEMBER 31, 1995                 JUNE 30, 1996 (UNAUDITED)
                                -----------------------------------   -----------------------------------
                                UNRELATED   RELATED PARTY             UNRELATED   RELATED PARTY
                                 PARTIES       LEASES        TOTAL     PARTIES       LEASES        TOTAL
                                ---------   -------------   -------   ---------   -------------   -------
    1996......................   $   488       $ 1,245      $ 1,733    $   609       $   857      $ 1,466
    1997......................       482         1,218        1,700        554           857        1,411
    1998......................       320         1,141        1,461        322           757        1,079
    1999......................       181         1,033        1,214        161           707          868
    2000......................        48         1,033        1,081         10           707          717
    Thereafter................        --         8,262        8,262         --         5,306        5,306
                                   -----        ------       ------      -----         -----       ------
                                 $ 1,519       $13,932      $15,451    $ 1,656       $ 9,191      $10,847
                                   =====        ======       ======      =====         =====       ======

(17)  STOCKHOLDERS' EQUITY

     On January 1, 1994, the Company had a 4,000-for-1 stock split with the 1,000 shares of common stock outstanding on December 31, 1993 being exchanged for 4,000,000 shares. There were no changes in the stock's par value (no par) or the 10,000,000 shares authorized. Further, on April 24, 1996, the Company effectuated a 1.16-to-1 stock split. The effect of these stock splits have been reflected in the Consolidated Financial Statements.

     In February 1994, the Company issued 174,000 shares of common stock in connection with the purchase of CFS. The common stock was recorded at $15,000, which in the opinion of management approximated the fair market value of the stock on the date of issuance.

     In May 1994, the Company issued 707,600 shares of common stock to employees for $61,000 in cash, which in the opinion of management approximated the fair market value of the stock on the date of issuance.

     In March 1995, the Company issued 58,000 shares of common stock to an employee for $5,000 in cash. The Company recorded compensation expense of $45,000 in 1995 related to this sale of common stock.

     On June 30, 1995, the Company adopted a long-term incentive plan (stock option plan). The stock option plan, as amended, set aside 800,000 shares of common stock to be granted to employees at a price not less than fair market value of the stock at the date of grant. Options are to vest over a period to be determined by the Board of Directors upon grant and will generally expire ten years after the date of grant. Concurrent with the adoption of the stock option plan, the Company granted options to certain employees to purchase a total of 294,060 shares of common stock. The options generally vest over a period of five years.

     The Company has authorized 10,000,000 shares of $.001 par value preferred stock. There were zero, 1,000,000, and 1,000,000 (unaudited) shares issued and outstanding at December 31, 1994, 1995, and June 30, 1996, respectively.

     The Company has authorized 20,000,000 shares of $.001 par value common stock. There were 5,521,600, 5,579,600, and 8,691,264 (unaudited) shares issued and outstanding at December 31, 1994, 1995 and June 30, 1996, respectively.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of the aforementioned stock plan follows:

                                                                        PRICE PER SHARE
                                                                   -------------------------
                                                                                    WEIGHTED
                                                       NUMBER         RANGE         AVERAGE
                                                       -------     ------------     --------
    Balance, December 31,1994........................       --               --          --
    Granted..........................................  458,780     $0.86 - 2.59      $ 1.72
    Forfeited........................................  (17,400)     2.16 - 2.16        2.16
    Exercised........................................       --               --          --
                                                       -------     ------------       -----
    Balance, December 31,1995........................  441,380     $0.86 - 2.59      $ 1.70
    Granted..........................................  187,650     $3.45 - 6.75        6.62
    Forfeited........................................  (23,200)     1.72 - 2.59        2.55
    Exercised........................................       --               --          --
                                                       -------     ------------       -----
    Balance, June 30, 1996 (unaudited)...............  605,830     $0.86 - 3.45      $ 3.19
                                                       =======     ============       =====

     As of June 30, 1996, there were 32,480 (unaudited) options exercisable.

     On December 31, 1995, the Company exchanged 1,000,000 shares of Series A preferred stock for $10,000,000 of subordinated notes payable with Verde. The preferred stock is redeemable at any time at the option of the Company. Cumulative dividends were payable at a rate of 12% per annum through June 21, 1996, at which time the Series A preferred stock was exchanged on a share-for-share basis for 1,000,000 shares of Series B preferred stock and the dividends were reduced to 10% per annum, increasing two-percent on January 1, 1998 to their maximum rate of 12% per annum. The dividends are payable quarterly upon declaration by the Company's Board of Directors. In the event that dividends are not declared or paid, the Company is restricted from issuing dividends on common stock, and from purchasing outstanding common stock until all undeclared and unpaid dividends have been declared and paid. Further, in the event that dividends have not been declared and paid for an entire calendar year, the Series B stockholders shall be entitled to vote in the election of the Company's Board of Directors with each share of Series B preferred stock equivalent to ten shares of common stock. Additionally, in the event of liquidation, the holders of Series B preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company, an amount equal to the issuance price paid for each share plus all dividends due and unpaid.

     The Company's Board of Directors declared two quarterly dividends totaling $566,667 (unaudited) during the period ended June 30, 1996. There were no cumulative unpaid dividends at June 30, 1996 (unaudited).

     In June 1996, the Company completed its initial public offering in which it issued 2,645,000 shares of common stock for $14,945,344 cash (unaudited) net of stock issuance costs of $2,908,406 (unaudited).

(18)  COMMITMENTS AND CONTINGENCIES

     The Company has executed an agreement to sell up to $50,000,000 in finance receivable backed certificates through December 31, 1996 to an insurance company. In addition, the purchaser has the right of first refusal to purchase up to an additional $125,000,000 of finance receivables through December 31, 1998. The Company completed the sale of $18.6 million (unaudited) in receivable backed certificates during the period ended June 30, 1996.

     The Company is involved in various claims and actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on the Company's financial position.

(19)  PENSION PLAN

     During 1995, the Company established a qualified 401(k) retirement plan (defined contribution plan) which became effective on October 1, 1995. The plan covers substantially all employees having no less than

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES one year of service, have attained the age of 21, and work at least 1,000 hours per year. Participants may voluntarily contribute to the plan up to the maximum limits established by Internal Revenue Service regulations. The Company will match 10% of the participants' contributions. Participants are immediately vested in the amount of their direct contributions and vest over a five-year period, as defined by the plan, with respect to the Company's contribution. Pension expense totaled $5,282 and $13,707 (unaudited) during the year ended December 31, 1995 and the period ended June 30, 1996, respectively.

(20)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

  Limitations

     Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

     Since the fair value is estimated as of December 31, 1995, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

  Cash and Cash Equivalents and Investments Held in Trust

     The carrying amount is assumed to be the fair value because of the liquidity of these instruments.

  Finance Receivables, Net

     The carrying amount is assumed to be the fair value because of the relative short maturity and repayment terms of the portfolio as compared to similar instruments.

  Accounts Payable, Accrued Expenses, and Notes Payable

     The carrying amount approximates fair value because of the short maturity of these instruments.

  Convertible Note Payable and Subordinated Notes Payable

     The terms of the Company's convertible note payable and subordinated notes payable approximate the terms in the market place at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

(21)  BUSINESS SEGMENTS

     Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 31, 1993, 1994, and 1995, and the periods ended June 30, 1995 and 1996, respectively. Total revenue by business segment includes sales of vehicles, finance income and other income as reported in the Company's Consolidated Financial Statements. Operating profit is total revenue less cost of sales, where appropriate, and other operating expenses. In computing operating profit by business segment, the following items were considered in the Corporate and Other category: portions of administrative expenses, interest expense and other items not considered direct operating expenses. Identifiable assets by business segment are those assets used in each segment of Company operations.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                                                     COMPANY        THIRD      CORPORATE
                                                   DEALERSHIPS      PARTY      AND OTHER       TOTAL
                                                   -----------     -------     ----------     -------
                                                                     (IN THOUSANDS)
December 31, 1993:
  Total Revenue..................................    $15,598       $    --      $    879      $16,477
                                                      ======        ======        ======       ======
  Cost of Sales..................................    $ 6,089       $    --      $     --      $ 6,089
                                                      ======        ======        ======       ======
  Provision for Credit Losses....................    $ 3,292       $    --      $     --      $ 3,292
                                                      ======        ======        ======       ======
  Selling and Marketing..........................        881            --           412        1,293
  General and Administrative.....................      2,700            --           861        3,561
  Depreciation and Amortization..................        186            --             5          191
  Amortization of Covenants......................         --            --           366          366
                                                      ------        ------        ------       ------
  Operating Expenses.............................    $ 3,767       $    --      $  1,644      $ 5,411
                                                      ======        ======        ======       ======
  Operating Income (Loss)........................    $ 2,450       $    --      $   (765)     $ 1,685
                                                      ======        ======        ======       ======
  Capital Expenditures...........................    $   217       $    --      $     54      $   271
                                                      ======        ======        ======       ======
  Identifiable Assets............................    $10,070       $    --      $  1,866      $11,936
                                                      ======        ======        ======       ======
December 31, 1994:
  Total Revenue..................................    $32,507       $   709      $    557      $33,773
                                                      ======        ======        ======       ======
  Cost of Sales..................................    $12,577       $    --      $     --      $12,577
                                                      ======        ======        ======       ======
  Provision for Credit Losses....................    $ 8,024       $   116      $     --      $ 8,140
                                                      ======        ======        ======       ======
  Selling and Marketing..........................      2,263            --           139        2,402
  General and Administrative.....................      6,530           240         2,201        8,971
  Depreciation and Amortization..................        290            64           127          481
  Amortization of Covenants......................         --            --           296          296
                                                      ------        ------        ------       ------
  Operating Expenses.............................    $ 9,083       $   304      $  2,763      $12,150
                                                      ======        ======        ======       ======
  Operating Income (Loss)........................    $ 2,823       $   289      $ (2,206)     $   906
                                                      ======        ======        ======       ======
  Capital Expenditures...........................    $ 4,662       $   302      $    370      $ 5,334
                                                      ======        ======        ======       ======
  Identifiable Assets............................    $25,552       $ 1,558      $  2,601      $29,711
                                                      ======        ======        ======       ======
December 31, 1995:
  Total Revenue..................................    $56,051       $ 1,845      $    307      $58,203
                                                      ======        ======        ======       ======
  Cost of Sales..................................    $27,964       $    --      $     --      $27,964
                                                      ======        ======        ======       ======
  Provision for Credit Losses....................    $ 8,359       $    --      $     --      $ 8,359
                                                      ======        ======        ======       ======
  Selling and Marketing..........................      3,856            --            --        3,856
  General and Administrative.....................     10,595         1,163         2,672       14,430
  Depreciation and Amortization..................        758            89           171        1,018
  Amortization of Covenants......................         --            --           296          296
                                                      ------        ------        ------       ------
  Operating Expenses.............................    $15,209       $ 1,252      $  3,139      $19,600
                                                      ======        ======        ======       ======
  Operating Income (Loss)........................    $ 4,519       $   593      $ (2,832)     $ 2,280
                                                      ======        ======        ======       ======
  Capital Expenditures...........................    $ 2,756       $   216      $    223      $ 3,195
                                                      ======        ======        ======       ======
  Identifiable Assets............................    $43,639       $13,419      $  3,732      $60,790
                                                      ======        ======        ======       ======

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                                                     COMPANY        THIRD      CORPORATE
                                                   DEALERSHIPS      PARTY      AND OTHER       TOTAL
                                                     ------        ------        ------       ------
                                                                     (IN THOUSANDS)
June 30, 1995 (unaudited):
  Total Revenue..................................    $25,924       $   437      $    159      $26,520
                                                      ======        ======        ======       ======
  Cost of Sales..................................    $11,888       $    --      $     --      $11,888
                                                      ======        ======        ======       ======
  Provision for Credit Losses....................    $ 4,404       $    --      $     --      $ 4,404
                                                      ======        ======        ======       ======
  Selling and Marketing..........................      1,725            --            --        1,725
  General and Administrative.....................      4,737           360         1,192        6,289
  Depreciation and Amortization..................        266            37            95          398
  Amortization of Covenants......................         --            --           148          148
                                                      ------        ------        ------       ------
  Operating Expenses.............................    $ 6,728       $   397      $  1,435      $ 8,560
                                                      ======        ======        ======       ======
  Operating Income (Loss)........................    $ 2,904       $    40      $ (1,276)     $ 1,668
                                                      ======        ======        ======       ======
  Capital Expenditures...........................    $ 1,736       $    89      $     13      $ 1,838
                                                      ======        ======        ======       ======
  Identifiable Assets............................    $36,196       $ 5,358      $  3,147      $44,701
                                                      ======        ======        ======       ======
June 30, 1996 (unaudited):
  Total Revenue..................................    $36,773       $ 2,521      $    183      $39,477
                                                      ======        ======        ======       ======
  Cost of Sales..................................    $16,858       $    --      $     --      $16,858
                                                      ======        ======        ======       ======
  Provision for Credit Losses....................    $ 5,172       $    --      $     --      $ 5,172
                                                      ======        ======        ======       ======
  Selling and Marketing..........................      2,263            --            --        2,263
  General and Administrative.....................      5,933         1,210         1,883        9,026
  Depreciation and Amortization..................        517            75           109          701
                                                      ------        ------        ------       ------
  Operating Expenses.............................    $ 8,713       $ 1,285      $  1,992      $11,990
                                                      ======        ======        ======       ======
  Operating Income (Loss)........................    $ 6,030       $ 1,236      $ (1,809)     $ 5,457
                                                      ======        ======        ======       ======
  Capital Expenditures...........................    $ 1,560       $   314      $    182      $ 2,056
                                                      ======        ======        ======       ======
  Identifiable Assets............................    $42,087       $24,046      $  4,009      $70,142
                                                      ======        ======        ======       ======

(22)  QUARTERLY FINANCIAL DATA -- UNAUDITED

     A summary of the quarterly data for the years ended December 31, 1994 and 1995 and the period ended June 30, 1996 follows:

                                                   FIRST      SECOND       THIRD      FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  -------     -------     -------     -------
                                                                (IN THOUSANDS)
    1994:
      Total Revenues............................  $ 8,378     $ 8,128     $ 8,956     $ 8,311
                                                  =======     =======     =======     =======
      Income before Operating Expenses..........  $ 3,411     $ 3,410     $ 2,961     $ 3,274
                                                  =======     =======     =======     =======
      Operating Expenses........................  $ 2,225     $ 2,759     $ 3,410     $ 3,756
                                                  =======     =======     =======     =======
      Operating Income..........................  $ 1,186     $   651     $  (449)    $  (482)
                                                  =======     =======     =======     =======
      Net Earnings (Loss).......................  $   679     $   (58)    $(1,485)    $(1,103)
                                                  =======     =======     =======     =======

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                                                   FIRST      SECOND       THIRD      FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  -------     -------     -------     -------
                                                                (IN THOUSANDS)
    1995:
      Total Revenues............................  $11,546     $14,975     $16,944     $14,738
                                                  =======     =======     =======     =======
      Income before Operating Expenses..........  $ 4,628     $ 5,601     $ 5,858     $ 5,793
                                                  =======     =======     =======     =======
      Operating Expenses........................  $ 3,946     $ 4,614     $ 5,358     $ 5,682
                                                  =======     =======     =======     =======
      Operating Income..........................  $   682     $   987     $   500     $   111
                                                  =======     =======     =======     =======
      Net Loss..................................  $  (465)    $  (283)    $(1,169)    $(2,055)
                                                  =======     =======     =======     =======
    1996:
      Total Revenues............................  $19,396     $20,081     $    --     $    --
                                                  =======     =======     =======     =======
      Income before Operating Expenses..........  $ 8,442     $ 9,005     $    --     $    --
                                                  =======     =======     =======     =======
      Operating Expenses........................  $ 5,694     $ 6,296     $    --     $    --
                                                  =======     =======     =======     =======
      Operating Income..........................  $ 2,748     $ 2,709     $    --     $    --
                                                  =======     =======     =======     =======
      Net Earnings..............................  $ 1,065     $ 1,083     $    --     $    --
                                                  =======     =======     =======     =======
      Primary and Fully Diluted Earnings
         Per Share..............................  $  0.13     $  0.13     $    --     $    --
                                                  =======     =======     =======     =======

(23)  REINCORPORATION

     On April 24, 1996, the Company reincorporated from Arizona to Delaware by way of a merger in which the Company, an Arizona corporation, merged with and into a newly created Delaware subsidiary of the Company. In the merger, each share of the Arizona corporation's issued and outstanding common stock was exchanged for 1.16 shares of the Delaware corporation's common stock and each option to purchase shares of the Arizona corporation's common stock was exchanged for 1.16 options to purchase shares of the Delaware corporation's common stock. All share and per share information in these Consolidated Financial Statements have been adjusted to give effect to the terms of the reincorporation.

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  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    8
The Company................................   14
Use of Proceeds............................   14
Price Range of Common Stock................   14
Dividend Policy............................   15
Recapitalization and Related
  Transactions.............................   15
Capitalization.............................   16
Selected Consolidated Financial Data.......   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   20
Business...................................   35
Management.................................   46
Principal and Selling Stockholders.........   52
Certain Relationships and Related
  Transactions.............................   53
Description of Capital Stock...............   54
Plan of Distribution.......................   57
Legal Matters..............................   57
Experts....................................   57
Available Information......................   58
Index to Consolidated Financial
  Statements...............................  F-1
Independent Auditors' Report...............  F-2
Consolidated Financial Statements..........  F-3

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                                 444,444 Shares

                                      LOGO

                                  Common Stock
                            -----------------------

                                   PROSPECTUS
                            -----------------------

                                October 29, 1996

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